SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓            Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                     No     ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

The annual report for year ended December 31, 2011of China Petroleum & Chemical Corporation (the “Registrant”), filed by the Registrant with the Hong Kong Stock Exchange on March 25, 2012.

CONTENTS
2	Company Profile
3	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings of
Principal Shareholders
8	Chairman’s Statement
11	Business Review and Prospects
19	Management’s Discussion and Analysis
31	Significant Events
39	Connected Transactions
43	Corporate Governance
51	Report of the Board of Directors
56	Report of the Board of Supervisors
58	Directors, Supervisors, Senior Management
and Employees
72	Principal Wholly-owned, Controlling and
Non Wholly-owned Subsidiaries
73	Financial Statements
199	Corporate Information
201	Documents for Inspection
202	Confirmation from the Directors and
Senior Management

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 23 March 2012 and unless required by regulatory authorities, the Company undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT: THE BOARD OF DIRECTORS AND THE SUPERVISORY BOARD OF CHINA PETROLEUM & CHEMICAL CORPORATION (“SINOPEC CORP.”) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO MATERIAL OMISSIONS FROM, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE SUBSTANTIAL SHAREHOLDERS OR THEIR AFFILIATED PARTIES, AND NO EXTERNAL GUANRANTEE THAT VIOLATES DECISION-MAKING PROCEDURES IS MADE. MR. LI CHUNGUANG, DIRECTOR, MR. LI DESHUI AND MR. WU XIAOGEN, INDEPENDENT NON-EXECUTIVE DIRECTORS OF SINOPEC CORP., COULD NOT ATTEND THE EIGHTEENTH MEETING OF THE FOURTH SESSION OF THE BOARD FOR REASONS OF OFFICIAL DUTIES. MR. LI CHUNGUANG AUTHORISED MR. CHAO YAOFENG, AND MR. LI DESHUI AND MR. WU XIAOGEN AUTHORISED MR. XIE ZHONGYU TO VOTE ON THEIR BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR. FU CHENGYU, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, VICE CHAIRMAN AND PRESIDENT AND MR. WANG XINHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE CORPORATE FINANCE DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THIS ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2011.

THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011 OF SINOPEC CORP. AND ITS SUBSIDIARIES (THE “COMPANY”) PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) HAVE BEEN AUDITED BY KPMG HUAZHEN CERTIFIED PUBLIC ACCOUNTANTS (“KPMG HUAZHEN”) AND KPMG CERTIFIED PUBLIC ACCOUNTANTS (“KPMG”) RESPECTIVELY. KPMG HUAZHEN AND KPMG HAVE ISSUED STANDARD UNQUALIFIED AUDITOR’S REPORT.

Exploration and Production                            Refining                                                          Marketing and Distribution                     Chemicals

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies with upstream, midstream and downstream operations in China. Its principal operations include: the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum products, petrochemical products, synthetic fibre, fertiliser and other chemical products; import and export, as well as import and export agency business of oil, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Adhering to its corporate mission of “Enterprise development, Contribution to the Country, Shareholder value creation, Social responsibility and Employee wellbeing”, Sinopec Corp. implements strategies for resources, markets, integration, internationalisation, differentiation and green low-carbon development with a view to realise its vision of building a first class, global energy and petrochemical company.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”)

	(1)	Principal financial data

	For the years ended 31 December
	2011	2010	Change	2009
Items	RMB millions	RMB millions	%	RMB millions

Operating income	2,505,683	1,913,182	31.0	1,345,052
Operating profit	100,966	101,352	(0.4)	86,238
Profit before taxation	102,638	102,178	0.5	86,112
Net profit attributable to equity shareholders of the Company	71,697	70,713	1.4	62,677
Net profit attributable to equity shareholders of the Company before extraordinary gain and loss	70,453	68,345	3.1	61,258
Net cash flow from operating activities	151,181	171,262	(11.7)	166,009

	At 31 December
	2011	2010	Change	2009
Items	RMB millions	RMB millions	%	RMB millions

Total assets	1,130,053	985,389	14.7	886,896
Total liabilities	620,528	532,707	16.5	480,348
Shareholders’ equity attributable to equity shareholders of the Company	474,399	421,127	12.6	380,461
Total shares (thousand shares)	86,702,562	86,702,528	0.0	86,702,439

(2)	Principal financial indicators

	For the years ended 31 December
	2011	2010	Change	2009
Items	RMB	RMB	%	RMB

Basic earnings per share	0.827	0.816	1.4	0.723
Diluted earnings per share	0.795	0.808	(1.6)	0.718
Basic earnings per share based on latest total shares (note)	0.826	0.816	1.2	0.723
Basic earnings per share (before extraordinary gain and loss)	0.813	0.788	3.1	0.707
Weighted average return on net assets (%)	15.93	17.43	(1.50)	17.52
			percentage
			points
Weighted average return (before extraordinary gain and loss) on net assets (%)	15.66	16.94	(1.28)	17.24
			percentage
			points
Net cash flow from operating activities per share	1.744	1.975	(11.7)	1.915

Note: Basic earnings per share were based on the total shares on 29 February 2012.

	At 31 December
	2011	2010	Change	2009
Items	RMB	RMB	%	RMB

Net assets attributable to equity shareholders of the Company per share	5.472	4.857	12.6	4.388
Liabilities to assets ratio (%)	54.91	54.06	0.85	54.16
		percentage
		points

(3)	Extraordinary items and corresponding amounts

	Items	For the years ended 31 December
		2011	2010	2009
		(Income)/expenses
		RMB millions

	Gain on disposal of fixed assets	(754)	(253)	(211)
	Donations	90	177	174
	Gain on holding and disposal of various investments	(48)	(71)	(322)
	Net profit of subsidiaries generated from a business combination involving entities under common control before acquisition date	—	(3,043)	(2,583)
	Other non-operating income and expenses, net	(1,015)	(734)	190
	Subtotal	(1,727)	(3,924)	(2,752)
	Tax effect	432	220	42
	Total	(1,295)	(3,704)	(2,710)
Attributable to:	Equity shareholders of the Company	(1,244)	(2,368)	(1,419)
	Minority interests	(51)	(1,336)	(1,291)

(4)	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	At 31 December		Increase/(decrease)
	2011	2010	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)
Cash at bank and on hand	25,197	18,140	7,057	38.9	For the purpose of coping with the tightening of liquidity in the market and pressure of payment before the spring festival, the Company prepared some cash in advance
Bills receivable	27,961	15,950	12,011	75.3	Due to enlarged business scale and less discount activities
Accounts receivable	58,721	43,093	15,628	36.3	Due to enlarged business scale and the increased prices of major products
Inventories	203,417	156,546	46,871	29.9	Due to increased balances of raw materials and finished products as a result of increased prices of crude oil
Fixed assets	565,936	540,700	25,236	4. 7	Mainly due to enlarged production scale and the increased capital expenditure
Construction in Progress	111,311	81,934	29,377	35.9	Mainly due to enlarged production scale and the increased capital expenditure
Other non-current assets	12,232	9,392	2,840	30.2	Mainly due to the increased prepayments in connection with construction work and heavy equipment
Bills payable	5,933	3,818	2,115	55.4	Take advantage of the credit period of bills to meet the requirements of liquidity
Accounts payable	177,002	132,528	44,474	33. 6	Due to enlarged business scale and the increased prices of crude and other materials and increased purchasing volume
Advances from customers	66,686	57,324	9,362	16.3	Mainly due to increased advances in marketing segment.
Non-current liabilities due	43,388	5,530	37,858	684.6	Mainly due to reclassification of debentures due within one year within one year to this item
Debentures payable	100,137	115,180	(15,043)	(13.1)	Due to reclassification of RMB 23 billion convertible bond issued by Sinopec Corp. and debentures due within one year under the item of non-current liabilities due within one year
Other non-current liabilities	3,436	2,415	1,021	42.3	Due to increased deferred income from government grants
Specific reserves	3,115	1,325	1,790	135.1	Mainly due to increased safety production fund
Operating income	2,505,683	1,913,182	592,501	31.0	Due to the increased prices of crude oil and oil products as well as enlarged business scale and increased sales volume
Operating cost	2,093,199	1,537,131	556,068	36.2	Due to increased prices of crude oil and other materials and increased purchasing volume
Sales taxes and surcharges	189,949	157,189	32,760	20.8	Due to increased special oil income levy as a result of increased crude oil prices as well as increased consumption tax and surcharges as a result of increase in operating income
Impairment losses	5,811	15,445	(9,634)	(62.4)	Please refer to Note 39 to the financial statements prepared in accordance with ASBE
Gain/(loss) from changes in fair value	1,423	(179)	1,602	—	Due to the market fair value fluctuation of the convertible fair value bonds issued by Sinopec Corp.

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

	Unit: RMB millions

	For the years ended 31 December
Items	2011	2010	2009	2008	2007

Turnover, other operating revenues and other income	2,505,683	1,913,182	1,345,052	1,495,148	1,205,860
Operating profit	105,530	104,974	90,669	38,551	87,290
Profit before taxation	104,565	103,663	86,574	33,412	84,216
Profit attributable to equity shareholders of the Company	73,225	71,782	63,129	31,180	56,150
Basic earnings per share (RMB)	0.845	0.828	0.728	0.360	0.648
Diluted earnings per share (RMB)	0.812	0.820	0.723	0.319	0.648
Return on capital employed (%)	11.49	12.95	11.67	5.92	12.02
Return on net assets (%)	15.50	17.11	16.63	9.44	18.19
Net cash generated from operating activities per share (RMB)	1.737	1.965	1.909	0.997	1.431

	Unit: RMB millions

	At 31 December
Items	2011	2010	2009	2008	2007

Non-current assets	801,773	735,593	697,474	635,533	580,689
Net current liabilities	101,485	76,177	114,442	126,570	88,686
Non-current liabilities	192,944	208,380	177,526	156,263	157,613
Non-controlling interests	35,016	31,432	25,991	22,324	25,645
Total equity attributable to equity shareholders of the Company	472,328	419,604	379,515	330,376	308,745
Net assets per share (RMB)	5.448	4.840	4.377	3.810	3.561
Adjusted net assets per share (RMB)	5.339	4.747	4.299	3.719	3.481

3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS PLEASE REFER TO PAGE 195 OF THE REPORT.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL

Unit: 1,000 Shares

	Before change				Increase/(decrease)			After change
Items	Number	Percentage %	New share issued	Bonus issued	Conversion from reserve	Others	Sub-total	Number	Percentage %

RMB ordinary shares	69,922,040	80.65	—	—	—	35	35	69,922,074	80.65
Domestically listed foreign shares	—	—	—	—	—	—	—	—	—
Overseas listed foreign shares	16,780,488	19.35	—	—	—	—	—	16,780,488	19.35
Others	—	—	—	—	—	—	—	—	—
Total Shares	86,702,528	100	—	—	—	35	35	86,702,562	100

Note: Due to rounding, the aggregate amount of all items may not sum to the total.

2	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

The total number of shareholders of Sinopec Corp. as at 31 December 2011 was 787,429 including 780,667 holders of domestic A Shares and 6,762 holders of overseas H Shares. As at 29 Feb 2012, the total number of shareholders of Sinopec Corp. was 781,892. Sinopec Corp. has fulfilled the minimum public float requirement of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“the Hong Kong Listing Rules”). During the reporting period, shares converted from bonds in relation to the RMB 23 billion A share convertible bond (“Sinopec CB”) was 34,662 in total. Up to 29 Feb 2012, shares converted from Sinopec CB totaled 117,058,476.

	(1)	Shareholdings of top ten shareholders

	Unit: 1,000 Shares
Name of Shareholders	Nature of shareholders	Percentage of shareholdings	Total number of shares held	Changes of shareholdings	Number of shares subject to pledges or lock-ups
		%

China Petrochemical Corporation	State-owned share	75.84	65,758,044	0	0
HKSCC Nominees Limited	H share	19.23	16,671,989	13,763	N/A
Guotai Junan Securities Co., Ltd.	A share	0.30	256,751	1,533	0
China Life Insurance Company Limited–Bonus Personal Bonus-005L-FH002 Shanghai	A share	0.20	170,958	(15,162)	0
PICC Life Insurance Company Limited-Bonus Personal Insurance Bonus	A share	0.17	143,124	25,070	0
Hua An Hongli Stock Securities Investment Fund	A share	0.09	73,700	22,500	0
Harvest Theme New Dynamic Equity Securities Investment Fund	A share	0.05	42,040	(10,060)	0
Shanghai Stock Exchange Traded Open-ended Index 50 Fund	A share	0.05	41,943	3,914	0
Social Security Fund 101 Portfolio	A share	0.04	33,707	33,707	0
Taikang Life Insurance Co., Ltd.-Bonus Personal Bonus-019L-FH002 Shanghai	A share	0.04	30,500	380	0

Note:
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 425,500,000 H shares, accounting for 0.49% of the total share capital of Sinopec Corp., which is included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected person relationship or acting in concert among the above-mentioned shareholders:

We are not aware of any connected person relationship or acting in concert among or between the above-mentioned top ten shareholders.

(2)	Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance

Approximate percentage
		Number of share interests	of Sinopec Corp.’s issued
Name of shareholders	Capacity of share interests held	held or regarded as held	share capital (H Share) (%)

JPMorgan Chase & Co.	Beneficial owner	147,308,205 (L)	0.88(L)
	85,467,827 (S)	0.51(S)
	Investment manager	486,491,918 (L)	2.90(L)
Custodian corporation- corporate/
	qualified lending agent	804,771,668 (L)	4.80(L)
Blackrock, Inc.	Interest of corporation controlled	1,133,170,115 (L)	6.75(L)
	by the substantial shareholder	126,216,564 (S)	0.75(S)
Templeton Asset Management Ltd.	Investment manager	1,004,017,203 (L)	5.98(L)

Note: (L):	Long position, (S): Short position

3	ISSUANCE AND LISTING OF SECURITIES

(1)	Issuance of securities in last three years

Types of shares and derivative securities	Issuing date	Issuing price (RMB Yuan/Bond)	Issued amount (Bond)	Listing date	Approved amount for listing

RMB23 Billion A share convertible bond (“Sinopec CB”)	23 February 2011	100	230,000,000	7 March 2011	230,000,000

	(2)	Changes in total number of shares and equity structure and the consequent changes in asset-liabilities structure

Up to 31 December 2011, 3,280 Sinopec CBs had been converted into 34,662 A shares of Sinopec Corp. As at the end of report period, there were 229,996,720 Sinopec CBs, accounting for 99.99% of the total number of issued Sinopec CB, which had not been converted into shares yet. Share conversion pursuant to Sinopec CBs had no significant influence on the asset-liabilities structure of the Company.

	(3)	Existing internal employee shares
Not applicable.

4	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE ACTUAL CONTROLLER
There was no change in the controlling shareholders or the actual controller of Sinopec Corp. during the reporting period.

	(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state authorised investment organisation and a state-owned enterprise. Its registered capital is RMB 182.0 billion, and the legal representative is Mr. Fu Chengyu. Through reorganisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

	(2)	Other than HKSCC Nominees Limited, there was no other legal person shareholder holding 10% or more of shares of Sinopec Corp.

	(3)	Basic information of the effective controller
China Petrochemical Corporation is the actual controller of Sinopec Corp.

	(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its actual controller

Note:	Inclusive of 425,500,000 H shares held by Sinopec Century Bright Capital Investment Limited (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

CHAIRMAN’S STATEMENT

Mr. Fu Chengyu, Chairman

Dear shareholders:

Thanks to your ongoing trust and support, Sinopec achieved remarkable results in 2011. On behalf of the Board of Directors and all of our employees, I would like to express my sincere gratitude to everyone who helped to make this achievement possible.

The complex and turbulent political and economic environment worldwide in 2011 saw global crude oil prices remain high and volatile. Rising domestic inflationary pressure and continuing price controls on oil products in our home market generated immense challenges for our business. The Board of Directors worked diligently to assess and respond to these challenges in pursuing the group’s development plans and remaining declicated to our goal of building a world-class energy and petrochemical company. The Board has this year adjusted and refined the company’s business strategies for resources, marketing, integration and internationalisation, and has added new strategic objectives for differentiation and low-carbon development. We will leverage of our competitive advantages and our proficiency in innovation to build a resource-saving and environmentally responsible enterprise, which will sustain the company’s growth for many years to come.

In 2011, Sinopec’s management, together with its employees, continued to review the company’s processes in an effort to increase efficiency, ensure safe production, and improve energy savings and reduce emissions. As a result, we achieved the best performance in our history. Our reserves and production grew steadily throughout the year, and we made an initial breakthrough in the exploration and production of unconventional oil and gas. We also increased both our refining capacity and throughput, leading to major gains in our competitiveness in this area. Our chemical business achieved record profitability, with a significant rise in both production and revenue. Sales of refined oil products once again grew robustly, and we continued to optimise the balance between production and sales, with retail volumes surpassing 100 million tonnes for the first time. Alongside this, our non-fuel business grew at a rapid pace. Enjoying the benefits of our vertically integrated business model, Sinopec made significant advances in scientific and technological innovation, and we supported our production capabilities with excellence in marketing and research. In the course of seeking new paths for growth, we made great strides in optimising our operations in resources, products and services, promoting the production of clean energy and in conducting R&D for alternative and new energy sources.

At the same time, we played a central role in maintaining stable market supply, and fulfilled our corporate social responsibility. We also implemented company-wide management protocols for Health, Safety and Environment (HSE). Furthermore, we showed our commitment to the communities where we have a presence through our active involvement in numerous charitable endeavors. We are also proud that, in addition to championing sustainable development in our business and promoting that in the wider economy and community, we take good care of our employees.

In 2011, the company’s total revenues and other operating income amounted to RMB 2,505.7 billion, an increase of 31% from 2010, while profits attributable to shareholders in accordance with International Financial Reporting Standards were RMB 73.225 billion, an increase of 2.0% from the previous year. The company’s domestic and overseas share price significantly outperformed the markets and our peers, yielding remarkable returns for our shareholders. The Board of Directors recommended a final dividend of RMB 0.20 per share, which when combined with the interim dividend of RMB 0.10 per share brings the total annual dividend for 2011 to RMB 0.30 per share, an increase by 43% over the previous year.

The global economy in 2012 continues to face serious challenges, and in light of complex geopolitical tensions, international oil prices are expected to remain high. With domestic economic growth facing downward pressure, the growth in demand for refining and chemical products is expected to ease. We are, however, confident that with the continuing focus of the Chinese government on economic development and stability, along with the effects of ongoing domestic industrialisation and urbanisation, the demand for energy and chemical products will continue to grow. We also believe that our established presence and competitive edge put us in a strong position to maintain
our expansion.

In the years ahead, we will continue to integrate cutting-edge developments in science and technology into our operations, and we will implement our strategic focus on resources, marketing, integration, internationalisation, differentiation and low-carbon development. Quality and return will be prioritised in the course of our development, along with the spirit of innovation, a commitment to low-carbon and a focus on people. We seek to gain more access to resources with a global view and take advantage of both domestic and international businesses and markets. At the same time we will increase the reserve and production of crude oil and natural gas and expedite our exploration and production of unconventional oil and gas resources. In addition, we will seek to accelerate the upgrading of refined oil product quality and further promote the development of our chemical business. We are confident that these actions will enhance the company’s overall profitability and further minimise the risks related to our business, and in so doing improve returns for our shareholders.

In May 2012, the fourth term of the Board of Directors will come to an end. The Board of Directors, led by its former chairman, Su Shulin, has achieved remarkable success. I would like to thank Mr. Su for his outstanding contribution to Sinopec. Due to regulatory requirements, work adjustments and age limits, the independent directors Mr. Liu Zhongli, Mr. Ye Qing, Mr. Li Deshui, Mr. Xie Zhongyu and Mr. Wu Xiaogen, together with the chairman of the Board of Supervisors, Mr. Wang Zuoran, the vice-chairman of the Board of Supervisors, Mr. Zhang Youcai, and the supervisor, Mr. Li Yonggui, will no longer serve as directors and supervisors of the company. These individuals were diligent in their service and performed their duties in good faith throughout their term of office. Accordingly, they played an important role in the development of Sinopec. I would like to express my sincere gratitude to them for their hard work and extraordinary effort. The Board of Directors has nominated candidates for the new Board of Directors. They are exceptional managers and leading experts spanning the fields of macro-economics, finance and securities, corporate management and petrochemicals. I am confident that these fresh new faces to the Board will help usher in an exciting new era in the company’s history.

Sinopec is already on its way to establishing itself as a world-class energy and petrochemical company. I firmly believe that this company will continue to make great strides toward our goals in the months and years ahead. With the unflagging efforts of our staff and the unwavering support of our stakeholders, Sinopec continues to develop and improve, contributing to the country, repaying our shareholders and serving society as well as our employees.

We invite our shareholders and friends from all walks of life to join us as we create a brilliant and exciting future for Sinopec.

Fu Chengyu
Chairman

Beijing, China
March 23, 2012

Resource Strategy

•	Gain more access to resources with a global view
•	Leverage its advantage of integrated value chain
•	Make full use of our resources and markets both at home and abroad
•	Diversify our energy portfolio and develop unconventional oil and gas resources
•	Develop non-energy resources like jetties, storage facilities and pipelines

BUSINESS REVIEW AND PROSPECTS

Mr. Wang Tianpu, Vice Chairman and President

BUSINESS REVIEW
The year 2011 saw a slowdown in global economic growth, intense turbulence in the international financial market and sustained tightening of Chinese monetary policy. With the Chinese Government continuing to improve macro-economic regulations, the Chinese economy saw steady and rapid growth last year, with GDP up by 9.2% year on year. Against this economic backdrop, the company achieved excellent results through market expansion, management improvement and structure adjustment.

In the fourth quarter of 2011, the Chinese Government implemented nationwide reforms of oil and gas resource taxes, raising the threshold for special oil income levy to USD 55/barrel, and launched pilot programs to reform the natural gas pricing mechanism in Guangdong and Guangxi.

1	Market Review

	(1)	Crude oil market

In 2011, due to geopolitical dynamism developments, the price of international crude oil rose sharply in the first quarter and then fluctuated in an elevated price range. The annual average spot price of Platts Brent crude oil was USD 111.27/barrel, representing an increase of 40.0% from 2010. The trend of the domestic crude oil price was basically in line with the international market.

	(2)	Oil products market

In 2011, growth in domestic demand for oil products remained steady, and domestic prices for oil products were tightly controlled. The demand for diesel in some regions rose in the fourth quarter due to seasonal factors, causing a shortage of supply. According to statistics, China’s apparent consumption of oil products (including gasoline, diesel and kerosene) was 242 million tons in 2011, representing an increase of 4.5% from 2010.

	(3)	Chemicals market

In 2011, domestic demand for chemical products continued to increase but at a more moderate pace than in the previous years. Prices for chemical products declined from the first quarter highs, and slumped in the fourth quarter. According to statistics, domestic apparent consumption of synthetic resin, synthetic fibre and synthetic rubber increased by 5.4%, 7.5% and 2.0%, respectively, from the previous year. Domestic apparent consumption of ethylene was up by 4.9% year on year.

International Crude Oil Price Trend

2	Production and operations

	(1)	Exploration and Production

In 2011, the Company focused on exploration breakthroughs in key regions and on intensive exploration in mature fields, making significant breakthroughs in regions such as the Northern rim of Jungar, the Western Sichuan Depression, the Northern Slope of Tazhong, new areas in Songnan and in Southeast areas offshore Hainan Island. Exploration for unconventional oil and gas has borne initial results. The Company has also identified regions in which to build production capacity for coal bed methane. Sinopec Corp. completed 2D seismic measurements of 18,583 kilometers and 3D seismic measurements of 11,361 square kilometers and drilled exploration wells with a total footage of 2,174.1 kilometers in 2011. Proved reserves of oil and gas increased by 411 million barrels of oil equivalent for the year. In the development of crude oil, the Company focused on steady production in eastern China and growth of production in western China and actively promoted technological breakthroughs and tests on horizontal drilling and staged fracturing. As a result, domestic crude oil production continued to grow, with stable major development indexes, such as the recovery rate. In the development of natural gas, the Company focused on projects in the Sichuan Basin and the Ordos Basin as well as on capacity buildup. As a result, our natural gas business continued to grow rapidly.

Summary of Operations for the Exploration and Production Segment

				Change from
	2011	2010	2009	2010 to 2011 (%)

Oil and gas production (mmboe)	407.91	401.42	377.45	1.6
Crude oil production (mmbbls)	321.73	327.85	327.62	(1.9)
Including: China	303.37	302.18	301.15	0.4
Overseas	18.36	25.67	26.47	(28.5)
Natural gas production (bcf)	517.07	441.39	299.01	17.1

				Change from the
				end of the previous
				year to the end
				of the reporting
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	period (%)

Proved reserves of crude oil and natural gas (mmboe)	3,966	3,963	4,043	0.1
Proved reserves of crude oil (mmbbls)	2,848	2,888	2,920	(1.4)
Proved reserves of natural gas (bcf)	6,709	6,447	6,739	4.1

Notes:	1. Includes 100% of production and reserves of SSI.
2. For domestic production of crude oil, 1 tonne = 7.1 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet; for production of crude oil abroad, 1 ton = 7.27 barrels.

(2)	Refining

In 2011, facing tight price controls over oil products, the Company optimised its resources, operations and management, intensified efforts to procure crude oil, proceeded with plant overhauls to increase efficiency, tapped all potential capacity, actively adjusted product mix, upgraded the quality of oil products and ran refining operations at full capacity. As a result, the Company not only secured a stable supply of oil products and chemical feedstocks, but also enhanced its refining competitiveness, with major techno-economic indexes reaching historical highs. The advantage of the integrated marketing of lubricants, asphalt, petroleum coke, sulfur and other materials gradually began to bear results. For the whole year, the Company processed 217 million tonnes of crude oil, representing a year-on-year increase of 3.0% , and produced 128 million tonnes of oil products, up by 2.9% over the previous year.

Sources of Crude Oil Processed by the Company
(million tonnes)

				Change from
	2011	2010	2009	2010 (%)

Company produced crude oil in China	34.84	35.13	35.22	(0.8)
PetroChina Company Ltd	5.72	5.10	7.05	12.2
CNOOC Ltd	6.73	6.91	6.49	(2.6)
Import	171.21	165.00	138.82	3.8
Total	218.50	212.14	187.58	3.0

Production Summary of the Refining Segment

				Change from
	2011	2010	2009	2010 to 2011 (%)

Refinery throughput (million tonnes)	217.37	211.13	186.58	3.0
Gasoline, diesel and kerosene production (million tonnes)	128.00	124.38	113.69	2.9
Including: Gasoline (million tonnes)	37.10	35.87	34.43	3.4
Diesel (million tonnes)	77.17	76.09	68.86	1.4
Kerosene (million tonnes)	13.73	12.42	10.39	10.5
Light chemical feedstock (million tonnes)	37.38	35.00	26.87	6.8
Light products yield (%)	76.08	75.79	75.54	0.29 pct. pts.
Refinery yield (%)	95.09	94.83	94.53	0.26 pct. pts.

Note:	1. Refinery throughput is converted at 1 tonne = 7.35 barrels;
2. Includes 100% of production of joint ventures.

(3)	Marketing and Distribution

In 2011, by carefully analysing market trends, strengthening resource allocation and planning, and actively responding to changes in market demand, the Company increased the proportion of retail volume in its total sales, resulting in retail sales of more than 100 million tonnes. By securing sufficient market supply, the Company further improved its sales structure, enhanced its operational effectiveness, optimised its storage and transportation facilities and its distribution network. Through its 19,200 convenience stores, Sinopec Corp. promoted sales of specialties and achieved rapid growth in its non-fuel businesses. Revenue from non-fuel businesses reached RMB 8,260 million, representing an increase of 44.2% from the previous year. In addition, the Company improved its quality supervision and the management of external procurement to ensure product quality. The total sales volume of oil products increased to 162 million tonnes in 2011, up by 8.8% from 2010.

Summary of Operations in the Marketing and Distribution Segment

				Change from
	2011	2010	2009	2010 to 2011 (%)

Total sales volume of oil products (million tonnes)	162.32	149.23	130.32	8.8
Total domestic sales volume of oil products (million tonnes)	151.16	140.49	124.02	7.6
Including: Retail sales (million tonnes)	100.24	87.63	78.90	14.4
Direct sales (million tonnes)	33.22	32.40	25.61	2.5
Wholesale (million tonnes)	17.70	20.47	19.52	(13.5)
Annual average throughput per station (tonne/station)	3,330	2,960	2,715	12.5

				Change from the
				end of the previous
	As at	As at	As at	year to the end
	December 31,	December 31,	December 31,	of the reporting
	2011	2010	2009	period (%)

Total number of service stations under the Sinopec brand	30,121	30,116	29,698	0.02
Including: Number of company-operated service stations	30,106	29,601	29,055	1.7
Number of franchised service stations	15	515	643	(97.1)

(4)	Chemicals

In 2011, in line with its objective of focusing on market and profitability, the Company strengthened the management of its operations and fully exploited its plant capacity, reinforced the measurement and forecast of profits from its products, achieved closer integration of production, marketing and research operations, accelerated product mix adjustment for more high value-added products, strengthened supply-chain management, increased the proportion of light hydrocarbon and LPG in its feedstocks. By taking full advantage of integrated marketing, expediting the optimisation of its marketing network and adjusting its marketing strategies throughout the year, the Company saw total sales volumes and profits hit all-time highs. Output of ethylene amounted to 9.894 million tonnes in 2011, up by 9.2% from the previous year, and the total sales volume of chemical products reached 50.80 million tonnes.

Production of Major Chemical Products

	Unit; thousand tonnes

				Change from
	2011	2010	2009	2010 to 2011 (%)

Ethylene	9,894	9,059	6,713	9.2
Synthetic resin	13,652	12,949	10,287	5.4
Synthetic rubber	990	967	884	2.4
Synthetic fibre monomer and polymer	9,380	8,864	7,798	5.8
Synthetic fibre	1,388	1,393	1,302	(0.4)

Note:	Includes 100% of production of joint ventures.

(5)	Research and Development

In 2011, the Company continued to step up efforts in research and development. As a “propeller” for growth, scientific and technological innovation led to obvious achievements. In exploration and production, the company established an assessment system for selecting shale gas blocks in South China; and strengthened research into hydrocarbon accumulation in the periphery of the Tahe and the deep layer of Jiyang, Yuanba, Western Sichuan and other regions, thus providing scientific and technological support for increasing reserves. In refining and chemicals, the company broadened the use of adsorptive desulfurization for FCC gasoline, applying the technology in a number of subsidiaries, and saw an initial industrial application for a fully developed process for liquid phase cyclical diesel hydrogenation. The Company’s one million tpa ethylene complex technology package, 150 thousand tpa ethylene-cracker technology, 650 thousand tpa ethyl- benzene technology package were commercialised and achieved stable and long-term operation. A pilot plant of its aromatics adsorptive separation technology was set up and produced qualified products, making Sinopec Corp. the world’s third company with a proprietary aromatics package technology. In new energy technology,  a pilot plant for biojet fuel, with vegetable oils as feedstock, came on stream successfully. The group’s self-developed MTO package technology was also being commercialised. In 2011, Sinopec Corp. applied for 3,732 patents, including 202 foreign patents, with 1,290 granted, including 62 foreign ones. National Scientific Technology Progress and Technological Invention prizes were awarded to 13 projects. Among them, the R&D and industrial application of technologies coverting naphthenic heavy oil into high-end products won the first prize for national technological invention. The full-vulcanized controllable particle size powdered rubber and its manufacturing process and application won the Gold Award in the 13th China Patent competition. Six projects won the China Patent Merit Award.

(6)	Health, safety and environment

In 2011, the company put people first and cared for our employees with an emphasis on improving the monitoring system for maintaining vocational health and preventing workplace injury. We always stick to the HSE principle of “Safety First, Life Foremost”, as well as  green, low-carbon development. By focusing on safety and environment protection, energy saving and emission reduction, the company actively implemented modern corporate management and achieved success in carrying out the “I safe” theme activity and implementing measures including energy saving, emission reduction, water conservation and pollution reduction, etc., the Company’s energy intensity dropped by 0.7%, industrial water use decreased by 2.0%, COD in waste water discharge shrank by 16.9% and sulfur dioxide discharge fell by 9.8%, while the industrial water recycling rate held steady at more than 95%. For more detailed information, please refer to the Company’s report on sustainable development.

(7)	Capital Expenditures

The Company’s capital expenditures reached RMB 130.184 billion in 2011, of which RMB 58.749 billion was used in the exploration and development segment, mainly for the Shengli shallow water oilfield, the Northwest Tahe oil field, the Northeast Sichuan natural gas exploration and production project and the Shandong LNG project, resulting in 5,683 thousand tonnes of newly established annual production capacity for crude oil and 1,476 million cubic meters of newly added annual production capacity for natural gas. RMB 25.767 billion was used in the refining segment, mainly for revamping and the expansion of refining projects and for upgrading the quality of oil products. For example, the Company established and put into operation a series of diesel quality upgrading projects, including the Changling project; made progress in revamping projects for Sinopec Shanghai Petrochemical and Jinling Petrochemical Corp.; and built and put into operation a crude oil pipeline from Rizhao to Yizheng. RMB 28.517 billion was used in the marketing and distribution segment, mainly for construction of service stations, oil depots and oil product pipelines in key areas such as highways, major cities and newly planned regions. RMB 15.015 billion was used in the chemical segment for the construction of such projects as the Wuhan 800 thousand tpa ethylene project, the Zhongyuan MTP project, the Yanshan butyl rubber project and the Yizheng 1,4-butylene glycol project. RMB 2,136 million was used for the corporate and others, mainly for R&D facilities and IT projects construction.

BUSINESS PROSPECTS

(1)	Market analysis

As a result of the European sovereign-debt crisis, 2012 will be a challenging year for the global economic recovery. The Chinese Government will continue to implement an active fiscal policy and a prudent monetary policy in pursuit of steady economic growth. We estimate that in 2012, the price of international crude oil will generally fluctuate in a high range due to the tight geopolitical situation and other factors. China’s policies to expand domestic demand, adjust economic structure and improve people’s living standard will continue to yield positive results, with domestic demand for petrochemical products continuing to grow, though at a slower pace. Through years of development, the Company has built a strong asset base with an improved ability to withstand risk and enhance competitiveness.

(2)	Production & Operation

In 2012, by expanding its resources and markets, reducing its costs and increasing the efficiency of its operations, Sinopec Corp. will promote scientific and technical innovation, strengthen its management, make further adjustments to its structure, optimise production and operations, improve safety production, energy saving and emission reduction. We will focus our efforts on the following work:

Exploration and production segment: In exploration, the Company will further explore subtle hydrocarbon reservoirs and vigorously explore new areas in east China. In the west, Sinopec Corp. will increase its efforts to explore key regions and identify alternative large reserves. In natural gas exploration, the Company will focus on key regions and accelerate activities; increase capacity buildup to explore unconventional resources with enhanced evaluation and breakthroughs for shale oil and gas. In crude oil development, the Company will enhance the development of tight oil reserves by applying hydraulic staged fracturing technology in horizontal wells, increase the recovery ratio in mature blocks, maintain production in East China and increase production in West China. In natural gas development, Sinopec Corp. will focus on the buildup of production capacity, improve the organisation of operations and promote continuous and rapid growth of natural gas output. In 2012, the Company plans to produce 326.52 million barrels of crude oil (306.58 million barrels domestically and 19.94 million barrels overseas) and 582.6 billion cubic feet of natural gas.

Refining segment: Sinopec Corp. will follow closely the international oil prices and optimise resource procurement and processing with the objective of maximising overall profits. The Company will strive to lower crude procurement cost, and by optimising crude receiving, offload and transportation to reduce storage and transportation costs. The Company will increase the proportion of heavy crude, crude with high acid content and condensates as appropriate and actively process lower-quality crude oil while ensuring safety and quality. Sinopec Corp. will seek to achieve a high utilisation and adjust its plant operations in response to structural and seasonal changes in supply and demand of oil products. The Company will continuously upgrade the quality of its oil products through revamping of its refineries. The Company will also optimise structure and quality of its chemical feedstocks to improve profitability. For 2012, the Company plans to process 225 million tonnes of crude oil and produce 134 million tonnes of oil products.

Marketing segment: Sinopec Corp. will undertake market research and make appropriate adjustments to its marketing strategies, actively develop its retail business, strengthen direct sales and distribution operations and optimise its sales structure. The Company will accelerate construction of its service station network in key areas, further optimise the layout of its storage and transportation facilities, and speed up the construction of logistics hubs, commercial reserve tanks and storage tanks for pipeline transportation. The Company will seek to accelerate innovation of business models, develop its non-fuel business rapidly, strengthen IC card value-added services, explore and develop e-commerce businesses using its marketing platform. At the same time, Sinopec Corp. will emphasize the value of its brand with enhanced brand awareness. This year the Company plans to sell 157 million tonnes of oil products.

Chemical segment: Sinopec Corp. will respond rapidly to market dynamics and strive to create demand and expand the market. The Company will seek to take advantage of its resources to develop high-end products, to raise the proportion of high-value-added products and to promote development of specialty products via various ways such as independent R&D, technology license and joint ventures. Sinopec Corp. will continue to optimise its feedstock supply chain, make optimal allocation of its high-quality naphtha resources and promote the transition to light feed stocks to help maximise resource value. Sinopec Corp. believes that meeting customer demand is its top priority and will improve its marketing network to increase customer satisfaction. The Company expects to produce 9.9 million tonnes of ethylene in 2012.

Research & development: The Company will seek to take full advantage of R&D’s leading role by promoting independent innovation to accelerate the pace of breakthroughs in key areas. Sinopec Corp. will focus on the technical fields of unconventional resources such as shale oil and gas, coal to chemicals, biofuels as well as biochemical and carbon dioxide capture. We will continue to improve our core and proprietary technologies in oil and gas E&P, refining and chemical business. In E&P, our focus will be R&D efforts and applications of key technologies including the know-how to improve reserve utilisation rate, recovery rate and single well productivity. In refining, we will focus on developing new technologies to process inferior and heavy crude oil and improve our technologies to produce cleaner oil product. In chmeical, our focus will be ethylene and polyolefin production technologies and high value-added products. In addition, energy saving and emission reduction will be further developed and applied. The Company shall underpin its future technology and business development by intensifying fundamental and forward-looking R&D efforts.

Capital expenditure: In 2012, the Company will allocate capital expenditure with profitability as the foremost objective. Key projects will have priority for funding. Total capital expenditure is expected to be RMB 172.9 billion for the year. Expenditure on exploration and development is estimated at RMB 78.2 billion, mainly for the exploration and production capacity buildup in the crude oil fields of Shengli, Tahe and south of Ordos and the natural gas fields of Yuanba and Ordos. The refining segment capital expenditure is expected to be RMB 36.8 billion, mainly for upgrading oil product quality and revamping lubricants facilities, proceeding with refinery revamping projects in Shanghai and the Jinling Petrochemical, accelerating construction of transportation systems such as the crude oil pipeline project linking Huangdao, Dongjiakou and Lanshan. The marketing and distribution segment expenditure is expected to be RMB 26.5 billion, mainly for construction and acquisition of service stations along highways, in major cities and in newly planned areas, accelerating construction of oil product pipelines and storage facilities, improving sales network for oil product and promoting non-fuel businesses with IC card value-added services. The chemicals segment expenditure is estimated at RMB 25.9 billion, mainly for mechanical completion of the Wuhan ethylene project and start-up of the Yizheng 1.4-butylene glycol and Anqing acrylonitrile projects, and for continued progress in the Yanshan butyl rubber project, the Hainan aromatics project and the Guangzhou and Maoming polypropylene projects. Corporate and others segment expenditure is expected to be RMB 5.4 billion, mainly for international logistics and storage management, R&D facilities and IT projects.

In the new year, Sinopec Corp. will continue to implement the scientific development, outlook, improve its overall strength, international competitiveness and sustainability for more success in production and operations.

Market-oriented
Strategy

•	Ensure growth and product R&D are truly driven by market demand
•	Strengthen R&D and production of differentiated products
•	Focus on customers and provide value-added services
•	Improve marketing networks and channels by consolidating end-user markets and developing modern logistics
•	Actively explore new business models at gas stations.
•	Expand the areas and scale of our operations

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING CONCERNED FINANCIAL DATA WERE ABSTRACTED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”), UNLESS OTHERWISE STATED.

1	CONSOLIDATED RESULTS OF OPERATIONS

In 2011, the Company’s turnover and other operating revenues were RMB 2,505.7 billion, an increase of 31.0% compared with that of 2010. The operating profit was RMB 105.5 billion, an increase of 0.5% year on year. This was mainly attributed to the stable growth of the Chinese economy, growing demand for petroleum and petrochemical products, and continuous expansion of the Company’s operational scale, as well as the increase in the price of crude oil, oil products and petrochemical products. The Company took advantage of its business scale and vertically integrated model, strove to expand the market and improve marketing and service, which contributed to good operation results.

	Years ended 31 December
	2011	2010	Change
	RMB millions	(%)

Turnover and other operating revenues	2,505,683	1,913,182	31.0
Of which:
Turnover	2,463,767	1,876,758	31.3
Other operating revenues	41,916	36,424	15.1
Operating expenses	(2,400,153)	(1,808,208)	32.7
Of which:
Purchased crude oil, products, and operating supplies and expenses	(2,031,545)	(1,482,484)	37.0
Selling, general and administrative expenses	(58,960)	(51,048)	15.5
Depreciation, depletion and amortisation	(63,816)	(59,253)	7.7
Exploration expenses (including dry holes)	(13,341)	(10,955)	21.8
Personnel expenses	(41,529)	(33,672)	23.3
Taxes other than income tax	(189,949)	(157,189)	20.8
Other operating expenses, net	(1,013)	(13,607)	(92.6)
Operating profit	105,530	104,974	0.5
Net finance costs	(5,285)	(6,974)	(24.2)
Investment income and share of profits less losses from associates and jointly controlled entities	4,320	5,663	(23.7)
Profit before taxation	104,565	103,663	0.9
Tax expense	(26,120)	(25,681)	1.7
Profit for the year	78,445	77,982	0.6
Attributable to:
Equity shareholders of the Company	73,225	71,782	2.0
Non-controlling interests	5,220	6,200	(15.8)

(1)	Turnover and other operating revenues

In 2011, the Company’s turnover was RMB 2,463.8 billion, representing an increase of 31.3% over 2010. This was mainly attributed to the active expansion of the markets and its increased sales volume, higher prices of crude oil, oil products and chemical products.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2011 and 2010:

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		Change	Years ended 31 December		Change
	2011	2010	(%)	2011	2010	(%)

Crude oil	5,581	5,554	0.5	4,621	3,349	38.0
Natural gas (million cubic meters)	12,310	9,951	23.7	1,274	1,155	10.3
Gasoline	47,494	43,467	9.3	8,403	7,297	15.2
Diesel	97,897	90,827	7.8	7,075	5,992	18.1
Kerosene	16,570	14,758	12.3	6,193	4,758	30.2
Basic chemical feedstock	20,944	17,821	17.5	6,915	5,598	23.5
Monomer and polymer for synthetic fibre	6,585	5,772	14.1	9,880	8,211	20.3
Synthetic resin	10,518	9,871	6.6	9,841	9,243	6.5
Synthetic fibre	1,496	1,512	(1.1)	13,301	11,644	14.2
Synthetic rubber	1,220	1,222	(0.2)	22,215	16,436	35.2
Chemical fertiliser	951	1,299	(26.8)	2,186	1,641	33.2

Most of the crude oil and a portion of the natural gas produced by the Company were internally used for refining and chemical production and the remaining were sold to other customers. In 2011, the turnover from crude oil, natural gas and their upstream products sold externally amounted to RMB 47.5 billion, an increase of 35.7% over 2010. The change was mainly due to the increase in sales volume and prices of crude oil and natural gas.

In 2011, the Refining segment and Marketing & Distribution segment of the Company sold petroleum products (mainly consisting of refined oil products and other refined petroleum products), achieving external sales revenue of RMB 1,525.1 billion, representing an increase of 27.9% over 2010, accounting for 60.9% of the Company’s turnover and other operating revenues. With the increased price of oil products and other refined oil products, the Company actively enlarged their sales volume. The sales revenue from gasoline, diesel and kerosene amounted to RMB 1,194.4 billion, representing an increase of 28.2% over 2010, accounting for 78.3% of total sales revenue of oil products. Sales revenue from other refined products was RMB 330.7 billion, representing an increase of 26.6% over 2010, accounting for 21.7% of total sales revenue of oil products. The Company’s external sales revenue of chemical products was RMB368.7 billion, representing an increase of 29.1% over 2010, accounting for 14.7% of its turnover and other operating revenues. This was mainly due to the increase in prices of chemical products, and the Company’s efforts in increasing the sales volume of products.

In 2011, the Company’s sales revenue from Corporate and Others was RMB 522.5 billion, representing an increase of 43.8% over 2010, accounting for 20.9% of its turnover and other operating revenues. This was mainly due to the increased trading volume of crude and oil products as well as expanded import and export of its trading subsidiaries.

(2)	Operating expenses
In 2011, the Company’s operating expenses were RMB 2,400.2 billion, representing an increase of 32.7% over 2010. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 2,031.5 billion, representing an increase of 37.0% over 2010, accounting for 84.6% of the total operating expenses, of which:

Crude oil purchasing expenses was RMB 839.0 billion, representing an increase of 38.4% over 2010. processed volume of crude oil purchased externally in 2011 was 166.85 million tonnes (excluding the amount processed for third parties) , increased by 7.6% over 2010. The average unit processing cost of crude oil purchased externally was RMB5,029 per tonne, increased by 28.7% over 2010.

The Company’s other purchasing expenses were RMB1,192.5 billion, representing an increase of 36.1% over 2010. This was mainly due to the higher cost of oil products and other feedstock purchased externally and higher procurement cost by its trading subsidiaries.

Selling, general and administrative expenses of the Company totaled RMB 59.0 billion, representing an increase of 15.5% over 2010. This was mainly due to the increased sales expenses such as the freight and miscellaneous charges from expanded sales volume, and the growth of the operational rental fee.

Depreciation, depletion and amortisationexpenses of the Company were RMB 63.8 billion, representing an increase of 7.7% compared with 2010. This was mainly due to the continuously increased investment in property, plant and equipment in recent years.

Exploration expenses, including dry holes were RMB 13.3 billion, representing an increase of 21.8% compared with 2010, mainly owing to the Company’s increasing investment of exploration in blocks such as Yuanba and Ordos, as well as unconventional oil and gas resources.

Personnel expenses were RMB 41.5 billion, which accounted for 1.7% of the total operating expenses, representing an increase of RMB 7.9 billion compared with 2010. Excluding the adjustment on salary related surcharges, insurance base, increased number of labor employed as a result of operational scale expansion, as well as housing policy reform for new employees and corporate pension scheme, our personnel expenses increased by 14.5% over 2010,mainly because the Company has improved its remuneration policy and reasonably increased the income of our employees especially the income of our field workers.

Taxes other than income tax totaled RMB 189.9 billion, representing an increase of 20.8% compared with 2010. It was mainly due to the increase of special oil income levy by RMB 17.8 billion caused by rising crude oil price, as compared with 2010. Meanwhile, as a result of increased sales volume, the consumption tax, city construction tax and educational surcharge increased by RMB 12.9 billion over 2010.

Other operation expenses, net were 1.0 billion, a decreased of 92.6% over 2010. This was mainly due to the significant drop of the provisions for impairment loss of long-term assets.

	(3)	Operating profit was RMB 105.5 billion, representing an increase of 0.5% over 2010.

(4)
Net finance costs were RMB5.3 billion, representing a decrease of 24.2% compared with 2010. This was mainly due to the following three factors: the Company’s gains on its convertible bonds fair value changes increased by RMB1.4 billion; the Company centralised fund management and optimised finance structure by increasing its financing facilities in US dollars with net gain in the exchange of currencies up by RMB0.6 billion; the Company’s net interest charge increased by RMB0.3 billion due to its expanded debt scale.

	(5)	Profit before taxation was RMB 104.6 billion, representing an increase of 0.9% compared with 2010.

	(6)	Tax expense was RMB 26.1 billion, representing an increase of 1.7% over 2010.

(7)
Profit attributable to non-controlling interests of the Company was RMB 5.2 billion, representing a decrease of 15.8% over 2010. This was mainly due to decrease of profits of the controlled subsidiaries of the Company compared with 2010.

	(8)	Profit attributable to equity shareholders of the Company was RMB 73.2 billion, representing an increase of 2.0% over 2010.

2	DISCUSSION ON THE RESULTS OF SEGMENT OPERATION

The Company manages its operations by four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and the corporate and others. Unless otherwise specified herein, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the years indicated.

	Operating revenues Years ended 31 December		As a percentage of consolidated operating revenue before elimination of inter-segment sales Years ended 31 December		As a percentage of consolidated operating revenue after elimination of inter-segment sales Years ended 31 December
	2011	2010	2011	2010	2011	2010
	RMB millions		(%)		(%)

Exploration and Production Segment
External sales (note)	68,723	53,454	1.6	1.6	2.7	2.8
Inter-segment sales	173,115	133,691	4.0	4.0
Operating revenues	241,838	187,145	5.6	5.6
Refining Segment
External sales (note)	196,217	165,873	4.5	5.0	7.8	8.7
Inter-segment sales	1,015,855	805,704	23.3	24.2
Operating revenues	1,212,072	971,577	27.8	29.2
Marketing and Distribution Segment
External sales (note)	1,341,859	1,037,440	30.8	31.2	53.6	54.2
Inter-segment sales	5,767	3,258	0.1	0.1
Operating revenues	1,347,626	1,040,698	30.9	31.3
Chemicals Segment
External sales (note)	375,287	292,041	8.6	8.8	15.0	15.3
Inter-segment sales	45,203	35,581	1.0	1.1
Operating revenues	420,490	327,622	9.6	9.9
Corporate and Others
External sales (note)	523,597	364,374	12.0	11.0	20.9	19.0
Inter-segment sales	610,585	432,415	14.1	13.0
Operating revenues	1,134,182	796,789	26.1	24.0
Operating revenues before elimination of inter-segment sales	4,356,208	3,323,831	100.0	100.0
Elimination of inter-segment sales	(1,850,525)	(1,410,649)
Consolidated operating revenues	2,505,683	1,913,182			100.0	100.0
Note:	Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the years indicated, and the change rate of 2011 compared to 2010.

	Years ended 31 December
	2011	2010	Change
	RMB millions		(%)

Exploration and Production Segment
Operating revenues	241,838	187,145	29.2
Operating expenses	170,207	139,996	21.6
Operating profit	71,631	47,149	51.9
Refining Segment
Operating revenues	1,212,072	971,577	24.8
Operating expenses	1,247,852	955,726	30.6
Operating (loss)/profit	(35,780)	15,851	—
Marketing and Distribution Segment
Operating revenues	1,347,626	1,040,698	29.5
Operating expenses	1,302,930	1,009,938	29.0
Operating profit	44,696	30,760	45.3
Chemicals Segment
Operating revenues	420,490	327,622	28.3
Operating expenses	393,758	312,611	26.0
Operating profit	26,732	15,011	78.1
Corporate and others
Operating revenues	1,134,182	796,789	42.3
Operating expenses	1,136,822	799,131	42.3
Operating loss	(2,640)	(2,342)	12.7
Elimination of inter-segment profit	891	(1,455)	—

(1)	Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a portion of crude oil produced by the Company were sold externally to other customers.

In 2011, the operating revenues of this segment were RMB 241.8 billion, representing an increase of 29.2% over 2010. This was mainly attributable to factors such as the significant increase in crude oil and natural gas price, and the growth of natural gas sales volume.

In 2011, the segment sold 43 million tonnes of crude oil and 12.99 billion cubic meters of natural gas, representing a  decrease of 2.0% and increase of 17.5% respectively compared with 2010. The average realized selling price of crude oil and natural gas were RMB 4,526 per tonne and RMB 1,284 per thousand cubic meters respectively, representing an increase of 32.9% and 9.4% respectively over 2010.

In 2011, the operating expenses of the segment were RMB 170.2 billion, representing an increase of 21.6% over 2010. The increase was mainly due to the following:

	•	Special oil income levy paid by the Company increased by RMB17.8 billion compared with 2010 due to the significant increase of selling price of crude oil;

	•	Depreciation, depletion and amortisation increased by RMB 3.9 billion over 2010, mainly caused by growth in depreciation and depletion of crude oil & natural gas assets resulting from investment;

	•	Personnel expenses increased by RMB 2.9 billion.

	•	The Company’s increasing investment of exploration in blocks such as Yuanba and Ordos, as well as unconventional oil and gas resources. The exploration cost increased by RMB 2.4 billion.

	•	Sales revenue from materials increased, which led to increased sales cost of materials, and other business expenditure increased by RMB 2.7 billion.

Lifting cost increased by RMB 738 per tonne, increased by 9.5% over 2010. This mainly attributed to the increase in prices of externally purchased materials, fuels, power, labor as well as additional expenses on improving injection & production system in oil fields.

In 2011, the exploration and production segment rose to the occasion of high crude price by achieving an operating income of RMB 71.6 billion, representing an increase of 51.9% over 2010.

(2)	Refining Segment

Business activities of the refining segment include purchasing crude oil from the third parties and the exploration and production segment of the Company as well as processing crude oil into refined petroleum products, among which, gasoline, diesel and kerosene are internally sold to the marketing and distribution segment of the Company. Part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold to both domestic and overseas customers through refining segment.

In 2011, the operating revenues of this segment totaled RMB 1,212.1 billion, representing an increase of 24.8% over 2010. This was mainly attributable to the increased sales volume and the increase in prices of refined products.

The following table sets forth the sales volumes, average realized prices and the respective changes of the Company’s major refined oil products of the segment in 2011 and of 2010.

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne)
	Years ended 31 December		Change	Years ended 31 December		Change
	2011	2010	(%)	2011	2010	(%)

Gasoline	35,173	32,699	7.6	7,629	6,581	15.9
Diesel	74,338	69,535	6.9	6,421	5,554	15.6
Chemical feedstock	35,783	34,260	4.4	5,774	4,574	26.2
Other refined petroleum products	54,725	50,418	8.5	4,624	4,114	12.4

In 2011, the sales revenues of gasoline were RMB 268.4 billion, representing an increase of 24.7% over 2010.

In 2011, the sales revenues of diesel were RMB 477.4 billion, representing an increase of 23.6% over 2010.

In 2011, the sales revenues of chemical feedstock were RMB 206.6 billion, representing an increase of 31.8% over 2010.

In 2011, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 253.0 billion, representing an increase of 22.0% over 2010.

In 2011, this segment’s operating expenses were RMB 1,247.9 billion, representing an increase of 30.6% over 2010, mainly attributable to the significant increase in crude oil prices and the refining throughput.

In 2011, the average unit cost of crude oil processed was RMB 4,979 per tonne, representing an increase of 28.4% over 2010. Refining throughput totaled 210.26 million tonnes (excluding volume processed for third parties), representing an increase of 5.9% over 2010. In 2011, the total costs of crude oil processed were RMB 1,046.8 billion, representing an increase of 36.0% over 2010.

In 2011, the government exercised a tight control over the price of domestic oil products under the backdrop of significant increases in crude oil price. The refining margin of the Company was RMB 34.7 per tonne, decreased by 88.1% over 2010.

In 2011, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB 149.5 per tonne, an increase of RMB 9.7 per tonne, representing an increase of 6.9% over 2010. This is mainly attributed to the corresponding processing cost increase caused by the price hike of externally purchased auxiliary materials, power and fuels, oil product quality upgrading and inferior crude oil.

In 2011, the operating loss of the segment totaled RMB 35.8 billion, as compared to the operating profit of the segment of RMB15.9 billion in 2010.

(3)	Marketing and Distribution Segment

The business of marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers; retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In 2011, the operating revenues of this segment were RMB 1,347.6 billion, increased by 29.5% over 2010.

In 2011, the sales revenues of gasoline totaled RMB 399.5 billion, representing an increase of 25.8% over 2010; and the sales revenues of diesel and kerosene were RMB 696.6 billion and RMB 102.1 billion respectively, representing an increased of and over 2010.

The following table sets forth the sales volumes, average realized prices, and respective rate changes of the four product categories in 2011 and 2010, including detailed information about the different sales channels for gasoline and diesel:

	Sales volume (thousand tonnes)			Average realised price (RMB/tonne)
	Years ended 31 December		Change	Years ended 31 December		Change
	2011	2010	(%)	2011	2010	(%)

Gasoline	47,540	43,511	9.3	8,403	7,296	15.2
Of which: Retail	40,380	35,050	15.2	8,509	7,469	13.9
Direct sales	2,514	2,489	1.0	7,636	6,424	18.9
Wholesale	4,647	5,972	(22.2)	7,889	6,649	18.6
Diesel	98,508	91,257	7.9	7,072	5,990	18.1
Of which: Retail	55,521	46,357	19.8	7,247	6,243	16.1
Direct sales	31,998	29,134	9.8	6,853	5,819	17.8
Wholesale	10,988	15,766	(30.3)	6,824	5,560	22.7
Kerosene	16,493	14,770	11.7	6,192	4,759	30.1
Fuel oil	26,560	23,424	13.4	4,486	3,527	27.2

In 2011, the operating expenses of the segment were RMB 1,302.9 billion, representing an increase of 29.0% compared with that of 2010. This was mainly due to the increase of purchasing cost of oil products and increase insales volume.

In 2011, the segment’s marketing cash operating cost (defined as the operating expenses minus the purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) was RMB 184.8 per tonne, representing a increase of 8.7% compared with that of 2010. This was mainly attributed to the growth of various daily operational expenses and rental cost caused by the enlargement of operational scale.

In 2011, the operating profit of this segment was RMB 44.7 billion, representing an increase of 45.3% over 2010. This was mainly attributed to improved operational performance as a result of the Company’s efforts to expand the market and its sales volume.

(4)	Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In 2011, the operating revenues of the chemicals segment were RMB 420.5 billion, representing an increase of 28.3% over 2010. This was primarily due to the increase in prices of chemical products, as well as, the Company, based on market conditions, optimized its operations, tapped the potential of its facilities and adjusted its product mix, as well as the increased the sales prices.

The sales revenue generated from this segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fibre monomer and polymer, synthetic fibre and chemical fertilizer) totaled approximately RMB402.5 billion, representing an increase of 30.7% over 2010, accounting for 95.7% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and respective changes of each of the segment’s six categories of chemical products in 2011 and 2010.

	Sales volume (thousand tonnes)			Average realised price (RMB/tonne)
	Years ended 31 December		Change	Years ended 31 December		Change
	2011	2010	(%)	2011	2010	(%)

Basic organic chemicals	27,335	23,339	17.1	6,746	5,547	21.6
Synthetic resin	10,524	9,880	6.5	9,841	9,243	6.5
Monomer and polymer for synthetic fibre	6,631	5,820	13.9	9,866	8,194	20.4
Synthetic fibre	1,496	1,512	(1.0)	13,301	11,644	14.2
Synthetic rubber	1,220	1,222	(0.2)	22,215	16,435	35.2
Chemical fertilizer	960	1,329	(27.7)	2,187	1,641	33.3

In 2011, the operating expenses of the chemicals segment were RMB 393.8 billion, representing an increase of 26.0% over 2010. This was mainly attributable to the increase in volume of purchased feedstock and unit cost.

In 2011, the operating profit of this segment was RMB 26.7 billion, representing an increase of 78.1% over 2010 which was achieved by vigorously adjusting its product mix, developing the market, improving the customers’ services, and enlarging the total operation volume.

(5)	Corporate and Others

The business activities of the corporate and others mainly consisted of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In 2011, the operating revenues generated from the corporate and others were RMB 1,134.2 billion, representing an increase of 42.3% over 2010. This mainly resulted from the significant increase in trading volume of China International United Petroleum and Chemical Company Limited (UNIPEC) as well as international trading business. Revenues of RMB 1,131.3 billion of crude oil, product oil and other products were realized from the subsidiaries, representing an increase of 45.3% over 2010.

In 2011, the operating expenses was RMB 1,136.8 billion, representing an increase of 42.3% over 2010. This mainly resulted from the increased operating cost from UNIPEC in line with its increased trading volume. The trading expenses of crude oil and oil products from the subsidiaries was RMB 1,130.6 billion, representing an increase of 45.4% over 2010.

In 2011, the operating loss from the corporate and others was RMB 2.6 billion, representing an increased loss of RMB 0.3 billion over 2010, of which, the company realised the operation income RMB 0.7 billion from some segments such as trading and so on, but the appropriation expenditure from the research, donation and the corporate was RMB 3.3 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

The major fund source of the Company is the operation activities and short-term & long-term finance, and the major use of funds includes operating expense, capital spending, and repayment of the short-term and long-term debts.

(1) Assets, liabilities and equity

Units: RMB millions

	At 31 December	At 31 December	Amount of
	2011	2010	Changes

Total assets	1,144,528	995,822	148,706
Current assets	342,755	260,229	82,526
Non-current assets	801,773	735,593	66,180
Total liabilities	637,184	544,786	92,398
Current liabilities	444,240	336,406	107,834
Non-current liabilities	192,944	208,380	(15,436)
Total equity attributable to equity shareholders of the Company	472,328	419,604	52,724
Share capital	86,703	86,702	0
Reserves	385,626	332,902	52,724
Non-controlling interests	35,016	31,432	3,584
Total equity	507,344	451,036	56,308

As of 31 December, 2011, the Company’s total assets were RMB 1,144.5 billion, representing an increase of RMB 148.7 billion compared with that at the end of 2010, of which:

Current assets was RMB 342.8 billion, an increased of RMB 82.5 billion from that at the end of 2010, mainly attributable to the fact that the inventory of the Company increased by RMB 46.9 billion as a result of the rise in prices of crude oil and other raw materials, the receivables of the Company increased by RMB15.6 billion as a result of the price rise of products; and the bills payable increased by RMB 12.0 billion.

Non-current assets was RMB 801.8 billion, an increase of RMB 66.2 billion from that at the end of 2010. This was mainly attributable to the fact that because of the performance of the annual plan by the company, the net amount for the property, plant and equipment was increased by RMB 25.2 billion, some constructions in progress within this current year was increased by RMB 21.7 billion and the Company’s interests in associates and jointly controlled entities increased by RMB 2.7 billion.

As of 31 December, 2011, the Company’s total liabilities were RMB 637.2 billion, representing an increase of RMB 92.4 billion compared with that at the end of 2010, of which:

Current liabilities was RMB 444.2 billion, an increase of RMB 107.8 billion from that at the end of 2010, mainly because of the price-up of raw materials such as crude oil and so on, the Company’s trade accounts payables was increased by RMB 44.5 billion; and long-term debt due within one year increased by RMB 37.9 billion.

Non-current liabilities was 192.9 billion, representing a decrease of RMB 15.4 billion from that at the end of 2010, mainly due to the fact that the Company’s long-term liabilities due within one year of RMB 37.9 billion was transferred in short-term liabilities and convertible bonds of RMB 23 billion were issued.

As of December 31, 2011, the equity was RMB 507.3 billion, representing an increase of RMB 56.3 billion over the same period of 2010, of which equity attributable to shareholders of the Company was RMB 472.3 billion, increased by RMB 52.7 billion from that at the end of 2010; non-controlling interests was RMB 35 billion, increased by RMB 3.6 billion over the same period of 2010.

(2)	Cash flow

In 2011, the Company continuously expanded its sales volume with steady revenue and profit growth. However, its operating cash flow decreased year on year due to crude oil price hike and increased capital employment.

The following table sets forth the major items on the consolidated cash flow statements of 2011 and 2010.

Units: RMB million

	Years ended 31 December
Main items of cash flow	2011	2010

Net cash generated from operating activities	150,622	170,333
Net cash used in investing activities	(140,449)	(105,788)
Net cash used in financing activities	(2,516)	(56,294)
Net increase in cash and cash equivalents	7,657	8,251

In 2011, the net cash generated from operating activities was RMB150.6 billion, representing a decrease of RMB 19.7 billion over 2010. This was mainly attributable to the fact that the Company’s capital employed in inventory and accounts receivable surged due to its operation expansion and sharp rise in crude oil price.

In 2011, the net cash used in investing activities was RMB 140.4 billion, representing an increase of RMB 34.7 billion over 2010, which was mainly because of the cashflow of capital expenditure as a result of increased investment slated for the year.

In 2011, net cash outflow used in the company’s financing activities was RMB 2.5 billion, representing a decrease of RMB 53.8 billion over the same period of 2010, mainly due to the fact that the Company raised RMB25.5 billion through bond issuance this year while the Company repaid RMB19.0 billion worth of debts including loans the same period last year. There was no significant acquisition occurred this year. The cash outflow in the acquisition segment decreased by RMB 13.2 billion, which was used in the acquisition of overseas oil and gas assets from the China Petrochemical Corporation last year.

(3)	Contingent Liabilities
Please refer to “material guarantee contracts and performance thereof” under “Significant Events”.

(4)	Capital Expenditures
Please refer to “Capital Expenditure” in the section headed “Business Review and Prospects” in this report.

(5)	Research & development expenses and expenditures on environmental protection
Research & development expenses refer to the expenses recognised as expenditure when they occur. In 2011, the expenditure for the research & development was RMB 4.862 billion.

In 2011, the Company’s environment protection expenditure was RMB 4.228 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company established and completed a decision-making mechanism, business flow and internal control relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values
Unit: RMB million

Items			Balance at the beginning of the year	Profits and losses from variation of fair values of the current year	Accumulated variation of fair values recorded into equity	Decrement of withdrawal of the current year	Balance at the end of the year

Financial assets
Of which:	1.	Financial assets at fair value
		through profit and loss	188	146			54
	2.	Financial assets held for trading	2,450	—	—	—	—
	3.	Available-for-sale financial assets	52	—	(15)	—	255
	4.	Cash flow hedging	148	—	142	—	837
Subtotal of financial assets			2,838	146	127	—	1,146
Financial liabilities			(1,803)	1,259	—	—	(3,569)
Investment properties			—	—	—	—	—
Productive biological assets			—	—	—	—	—
Totals			1,035	1,405	127	—	(2,423)

Information concerning financial assets and liabilities held in foreign currencies
Unit: RMB million

Items			Balance at the beginning of the year	Profits and losses from variation of fair values of the current year	Accumulated variation of fair values recorded into equity	Decrement of withdrawal of the current year	Balance at the end of the year

Financial assets
Of which:	1.	Financial assets at fair value through
		profit and loss	188	146	—	—	54
	2.	Loans and receivables	28,364	—	—	—	111,391
	3.	Available-for-sale financial assets	34	—	(10)	—	41
	4.	Held-to-maturity investments	—	—	—	—	—
	5.	Cash flow hedges	148	—	142	—	837
Subtotal of financial assets			28,734	146	132	—	112,323
Financial liabilities			(102,129)	259	—	—	(151,707)

Note:	The financial assets and liabilities held by the Company in foreign currencies were mostly those held by its overseas subsidiaries, which were calculated in their functional currencies.

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company from Page 195 of this report.

(1) Under ABSE, the operating income and operating profit or loss by reportable segments were as follows:

	Years ended 31 December
	2011	2010
	RMB millions	RMB millions

Operating income
Exploration and Production Segment	241,838	187,145
Refining Segment	1,212,072	971,577
Marketing and Distribution Segment	1,347,626	1,040,698
Chemicals Segment	420,490	327,622
Corporation and Others	1,134,182	796,789
Elimination of inter-segment sales	(1,850,525)	(1,410,649)
Consolidated operating income	2,505,683	1,913,182
Operating profit/(loss)
Exploration and Production Segment	71,221	46,725
Refining Segment	(37,608)	14,873
Marketing and Distribution Segment	45,068	30,622
Chemicals Segment	25,292	14,763
Corporation and Others	(2,963)	(2,821)
Elimination of inter-segment sales	891	(1,455)
Financial expenses, investment income and gain/(loss) from changes in fair value	(935)	(1,355)
Consolidated operating profit	100,966	101,352
Net profit attributable to equity shareholders of the Company	71,697	70,713

Operating profit: In 2011, the operating profit of the Company was RMB 101.0 billion, representing a decrease of 0.4% over 2010.

Net profit: In 2011, the net profit attributed to the equity shareholders of the Company was RMB 71.7 billion, representing an increase of 1.4% over 2010.

(2)	Financial data prepared under ASBE:

	As of	As of
	31 December	31 December
	of 2011	of 2010	Changes
	RMB millions	RMB millions	RMB millions

Total assets	1,130,053	985,389	144,664
Long-term liabilities	191,455	207,080	(15,625)
Shareholders’ equity	509,525	452,682	56,843

Analysis of changes:

Total assets: At the end of 2011, the Company’s total assets were RMB 1,130.1 billion, representing an increase of RMB 144.7 billion compared with that at the end of 2010, which was mainly attributed to the fact that the Company expanded its operation; crude oil, raw materials and oil products prices were up; current assets including inventory, accounts receivable and bills receivable increased by RMB 78.1 billion compared with that at the end of 2010; non-current assets including fixed assets and projects under way increased by RMB 66.5 billion compared with that at the end of 2010 due to the implementation of its annual investment plan.

Long-term liabilities: At the end of 2011, the Company’s long-term liabilities was RMB 191.5 billion, representing a decrease of RMB 15.6 billion compared with that at the end of 2010, mainly due to the fact that long-term liabilities due in 2012 were transferred in short-term liabilities.

Shareholders’ equity: At the end of 2011, the shareholders’ equity of the Company was RMB 509.5 billion, representing an increase of RMB 56.8 billion compared with that at the end of 2010, mainly because of the increase in the profits of the Company.

(3)	The results of the principal operations by segments

Segment	Income from principal operations (RMB millions)	Cost of principal operations (RMB millions)	Gross profit margin (%) Note	Increase of income from principal operations compared with the preceding year (%)	Increase of cost of principal operations compared with the preceding year (%)	Increase/decrease of gross profit margin compared with the preceding year (%)

Exploration and Production	241,838	96,353	42.1	29.2	7.6	2.2
Refining	1,212,072	1,086,565	(1.4)	24.8	35.0	(5.1)
Marketing and Distribution	1,347,626	1,257,298	6.5	29.5	29.5	(0.1)
Chemicals	420,490	374,964	10.4	28.3	29.7	(0.9)
Corporate and others	1,134,182	1,129,435	0.4	42.3	42.6	(0.2)
Elimination of inter-segment sales	(1,850,525)	(1,851,416)	N/A	N/A	N/A	N/A
Total	2,505,683	2,093,199	8.9	31.0	36.2	(2.6)

Note:	Gross profit margin= (Income from principal operations - Cost of principal operations, tax and surcharges)/Income from principal operations

Integrated Business
Strategy

•	Carry on the integrated development of upstream, midstream and downstream operations
•	Accelerate the optimization of resources among segments, regions and subsidiaries
•	Further optimize the Synergy along the value chain of coal, oil, electricity, water and gas

SIGNIFICANT EVENTS

1	MAJOR PROJECTS

(1) Wuhan Ethylene Project

The project mainly includes 800,000 tons per annum (“tpa”) ethylene units and downstream auxiliary utility units. With the construction starting from December 2007, it is expected to be put into operation in 2013.

(2) Shandong Liquefied Natural Gas (LNG) Project

Shandong LNG project mainly includes the constructions of a jetty designated for LNG with a 3-million-tpa terminal, and auxiliary transportation pipeline for natural gas. With the construction starting in September 2010, it is expected to be put into operation in 2014.

(3) Yuanba Gas Field Trial Production of Natural Gas Project (1.7 billion cubic meters per annum)

One purification plant and its auxiliary facilities are under construction. The production capacity of the newly-built plant in terms of the purification of natural gas will be 1.7 billion cubic meters per annum. With the construction starting from September 2011, it is expected to be put into operation in 2013.

2	ISSUANCE OF CONVERTIBLE BONDS

Material changes of the Company’s profitability, financial position and creditability
None

Information on the Company’s liability, credit changes and the cash arrangements for the future annual debt repayment

At the end of December 2011, Sinopec Corp.’s liability to asset ratio was 54.91%, the ratio was kept stable and there was no material change to the structure. The domestic long-term credit rating of Sinopec Corp. remained as AAA. Sinopec Corp. has adequate capability of refinancing and repayment, additionally it has been granted sufficient facilities by domestic commercial banks. Sinopec Corp. will mostly use its own funds to repay the due debts and the accrued interests, in the event of any shortfalls, the Sinopec Corp. will avail itself of new bank loans or direct financing in the capital market to finance the repayment of the principal and interests in a timely manner.

(1) ISSURANCE OF RMB23 BILLION A SHARE CONVERTIBLE BOND

A Share convertible bond of RMB23 billion were issued by Sinopec Corp. on 23 February 2011(hereby referred to as “Sinopec CB”, code : 110015). The par value and issuance price of Sinopec CB are both RMB 100. Sinopec CB were issued with a term of six years with annual interest rate of 0.5%, 0.7%,1.0%,1.3%,1.8% and 2.0% respectively. The initial conversion price was RMB 9.73 per share. It was listed on Shanghai Stock Exchange on 7 March 2011. For further details, please refer to the “Announcement of issuance of A Share Convertible Bonds by Sinopec Corp.” and the “Announcement of the Listing of A Share Convertible Bonds by Sinopec Corp.” published on websites of the Shanghai Stock Exchange and Sinopec Corp.. The proceeds are used in the following projects: Wuhan ethylene, Anqing refinery revamping, Shijiazhuang refinery revamping, Yulin-Jinan Gas Pipeline and Rizhao-Yizheng Crude Oil Pipeline. On 1 March 2012, Sinopec Corp. paid in full the interests of Sinopec CB accrued for the first interest payment year.

On 20 June 2011 and 19 September 2011, the conversion price of Sinopec CB was adjusted to RMB9.60 per share and consequently to RMB9.50 per share due to the dividend declaration and payment. On 15 December 2011, Sinopec Corp. held the second extraordinary general meeting for the year 2011, during the meeting, the proposal to adjust the conversion price of Sinopec CB downwards was approved. Starting from 27 December 2011, the conversion price of Sinopec CB was adjusted from RMB 9.50 per share to RMB 7.28 per share. As of December 31, 2011, our A shares increased by 34,662 shares as a result of the exercise of conversion by some convertible bonds holders. As at 31 December 2011, 34,662 A Shares had been converted, and the remaining bonds value was RMB 22,999,672,000.

Top ten convertible bond holders and number of bonds held

Name of bond holders	Number of bonds held

Aegon-Industrial Convertible Bond Hybrid Securities Investment Fund	11,494,290
China Life Insurance Company Ltd. -Dividend-individual dividend-005L-FH002 Shanghai	6,351,180
Dacheng Jingfeng Classification Bond Fund	4,016,960
Aegon-Industrial Secured Principal Hybrid Securities Investment Fund	3,552,430
ICBC Credit Suisse Increasing Income Bond Fund	3,497,920
China Merchants Anrui enterprising bond-based securities investment fund	3,213,620
Jiahe Life Insurance Co., Ltd.– Conventional Insurance Products	3,146,290
Morgan Stanley & Co. International PLC.	2,980,150
Baoying Enhance Income Bond Fund	2,800,000
China Universal Convertible Bond Securities Investment Fund	2,543,750

Use of proceeds			RMB million

Total proceeds	22,889.38	*	Total proceeds used during this reporting period	17,171
			Total cumulative use of proceeds	17,171

Committeed Projects	Planned Investment	Any changes in projects	Actual proceeds used	Returns	On schedule or not	Compliance with expected return

Wuhan 800,000 tpa ethylene project	11,289.38	None	8,412	—	On schedule	—
Anqing Refinery Revamping project	3,000	None	1,945	—	On schedule	—
Shijiazhuang Refinery Revamping project	3,200	None	1,414	—	On schedule	—
Yulin-Jinan gas pipeline project	3,300	None	3,300	—	On schedule	—
Rizhao-Yizheng crude oil pipeline and supporting projects	2,100	None	2,100	The construction of the project was completed by the end of 2011. No returns yet	On schedule	—
Total	22,889.38	—	17,171	—	—	—
Statements on the failure to achieve planned schedule and expected returns		N/A
Statements on the reasons and procedures of changes		N/A

*	The issuance costs of RMB 110.62 million (including the commissions for underwriters and other costs for the intermediary agencies) were deducted.

(2)	CORPORATE BONDS OF NO MORE THAN RMB 20 BILLION AND A SHARE CONVERTIBLE BONDS OF NO MORE THAN RMB 30 BILLION ARE SET TO BE ISSUED.

On 12 October 2011, Sinopec Corp. held the first extraordinary general meeting of Sinopec Corp. for the year 2011, During the meeting, the “Proposals Regarding Issuance of Domestic Corporate Bonds and Other Related Matters” as well as the “Proposals Regarding Issuance of A Share Convertible Bonds and Other Related Matters” were considered and approved. The total value of the proposed issuance of domestic corporate bonds will not exceed RMB 20 billion, and the proceeds will be used to supplement the working capital and repayment of due debts. The total value of A share convertible bonds will not exceed RMB 30 billion and the proceeds will be used in the Shandong LNG project, Jinling oil products quality upgrading project, Yangzi oil products quality upgrading, revamping and expansion project, Yangzi oil products quality upgrading and revamping project, Changling oil products quality upgrading and revamping project, Jiujiang oil products quality upgrading and revamping project, Anqing refinery revamping and oil products quality upgrading project and Shijiazhuang Refinery Branch oil quality upgrading and revamping project.

(3)	HOLDERS OF HKD 11.7 BILLION H SHARE CONVERTIBLE BONDS ISSUED BY THE COMPANY AND NUMBER OF BONDS HELD

As at 31 December 2011
Name	Number of
of holder	bonds held

Euroclear	6,933,190
Clearstream	4,728,290

3	CORPORATE BONDS ISSUED & INTEREST PAYMENTS

On 24 February 2004, Sinopec Corp. issued corporate bonds of RMB 3.5 billion with a term of 10 years in mainland China. The credit rating of the bonds was AAA with fixed annual interest rate at 4.61%. On 28 September 2004, the bonds were listed on Shanghai Stock Exchange. For further details, please refer to the relevant announcements on the websites of Shanghai Stock Exchange and Sinopec Corp. By 31 December 2011, the balance of principals for the bonds was RMB 3.5 billion. On 24 February 2012, Sinopec Corp. paid in full the interest accrued for the eighth interest payment year.

On 20 February 2008, Sinopec Corp. issued bonds with warrants of RMB 30 billion in domestic capital market. The term of bonds was six years with fixed annual interest rate at 0.8%. On 4 March 2008, the bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements on the websites of Shanghai Stock Exchange and Sinopec Corp.. The proceeds have been fully used in the projects in accordance with the prospectus. On 20 February 2012, Sinopec Corp. paid in full the interest accrued for the fourth interest payment year.

On 21 May 2010, Sinopec Corp. issued 5-year term and 10-year term domestic corporate bonds which amounted to RMB 11 billion and RMB 9 billion with a fixed annual interest rate of 3.75% and 4.05% respectively. On 9 June 2010, the above-mentioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements on the websites of Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Sinopec Corp.. By 23 May 2011, Sinopec Corp. had paid in full the interest accrued for the first interest payment year.

4	PERFORMANCE OF THE COMMITMENTS BY CHINA PETROCHEMICAL CORPORATION, WHICH HOLDS OVER 5% SHAREHOLDING OF SINOPEC CORP.

(1)	By the end of the reporting period, the major undertakings made by China Petrochemical Corporation include:
	i	compliance with the connected transaction agreements;

	ii	solving issues regarding legality of the certificates for the land use rights and certificates for the property ownership rights within a specified period of time;

	iii	implementation of the Re-organization Agreement (for definition, please refer to prospectus in relation to the offering of H shares);

	iv	granting licenses for intellectual property rights;

	v	avoiding the competition within the Company;

	vi	abandonment of business competition and conflict of interests with Sinopec Corp.

The details of the above-mentioned commitments were included in the prospectus in relation to the offering of A shares of Sinopec Corp., which was published in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001.

vii
On 27 October 2010, Sinopec Corp. disclosed through a public announcement that, considering the major refining business of China Petrochemical Corporation has been injected into Sinopec Corp., China Petrochemincal Corporation committed to dispose of its minor existing refining business within 5 years to eliminate the competition with Sinopec Corp. in terms of the refining business.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major commitments by the aforesaid shareholder.

(2)
As at the date of this annual report, Sinopec Corp. made no commitments with regard to results, assets injection or assets restructuring which have not been performed yet, nor did Sinopec Corp. make any assets or projects earnings prediction.

5	SHARES AND SECURITIES INVESTMENTS OF THE COMPANY IN OTHER LISTED COMPANIES, COMMERCIAL BANKS, SECURITIES COMPANIES, INSURANCE COMPANIES, TRUST COMPANIES AND FUTURES COMPANIES ETC.

	(1)	Status of shareholding in other listed companies

Stock Code	Abbreviation	Initial investment (RMB)	Number of shares held at the end of period (10,000 shares)	Shareholding (%)	Source of shares (RMB)	Book value at the end of period	Gain/loss during the reporting period	Change in shareholders’ interests during the reporting period	Accounting item

384	China Gas Holding	RMB136,426,500	21,000	4.79	acquired	136,426,500	—	—	Long-term equity investment

(2)	Status of sharesholding interests in non-listed financial institutions, companies contemplated to be listed and dealings of shares in other listed companies

No.	Entities	Initial investment (RMB 10,000)	Number of shares held (10,000 shares)	Shareholding (%)	Book value at the end of the period (RMB 10,000)	Gain/loss during the reporting period	Change of shareholders’ interests during the reporting period	Accounting items	Shares origin

1	Beijing International Trust Co., Ltd	20,000	20,000	14.29%	20,000	3,000	0	Long-term equity investment	Investment
2	Bank of Zhengzhou Co. Ltd.	1,000	1,000	0.5%	1,000	0	0	Long-term equity investment	Debt to shares
Total		21,000	—	—	21,000	3,000	0	—	—

6	MATERIAL GUARANTEE CONTRACTS AND THE RELATED PERFORMANCE

Unit: RMB millions

	Major externak guarantees (excluding guarantees for the non-wholly owned controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction Date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter-guaranteed	Whether guaranteed for connected persons (yes or no)Note 1

Sinopec Corp.	the Company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	283	10 December 2003	10 December 2003 - 10 December 2017	joint obligations	No	No	No	No	No
Sinopec Corp.	the Company itself	Shanghai Gaoqiao-SK Solvent Co., Ltd.	2	30 March 2007	30 March 2007 - 30 March 2012	joint obligations	No	No	No	No	No
Sinopec Corp.	the Company itself	Shanghai Gaoqiao-SK Solvent Co., Ltd	2	16 April 2007	16 April 2007 - 16 April 2012	joint obligations	No	No	No	No	No
Sinopec Sales Co., Ltd.	wholly-owned subsidiary	Xiamen Botan Storage Co., Ltd	75	28 July 2011	28 July,2011 -28 July 2012	joint obligations	No	No	No	No	No
Sinopec Yangzi Petrochemical Co., Ltd.	wholly-owned subsidiary	Sinopec Corp. Yangzi BP Petrochemical AcetylCo.,Ltd	420		joint obligations	No	No	No	No	No	No
SSI Note 3	controlled subsidiary	Certain jointly controlled entities of China Petrochemical Corporation and certain JVs (other than China Petrochemical Corporation) of these jointly controlled entities	6,700		joint obligations	No	No	No	Yes Note 4	YesNote 5

Total amount of guarantees	3,685
provided during the
reporting period Note 2
Total amount of guarantees	4,467
outstanding at the end
of the reporting period Note 2 (A)
Guarantees by the Company to controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)	None

Total amount of guarantees of the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)	4,467
The proportion of the total amount of guarantees to Sinopec Corp.’s net assets	0.94%
Guarantees provided for shareholders, de facto controller and connected persons (C)	326
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)	2,355
The amount of guarantees in excess of 50% of the net assets (E)	None
Total amount of the above three guarantee items (C+D+E)	2,681
Statement of guarantee undue that might be involved in any joint and several liabilities	None
Statement of guarantee status	None

Note 1:	As defined in the Listing Rules of the Shanghai Stock Exchange.

Note 2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Note 3:	For details, please refer to the section of connected transactions.

Note 4:
SSI entered into guarantee agreements with some of the joint ventures to China Petrochemical Corporation. To avoid potential losses incurred by Sinopec Corp., Sinopec Corp. entered into a Payment Agreement with China Petrochemical Corporation, providing that China Petrochemical Corporation shall pay Sinopec Corp. an amount equal to 55% (Sinopec Corp. holds 55% of SSI’s shareholding) of the total sum paid by SSI if SSI makes payment on account of the guarantee obligations. For details, refer to the announcements published on the websites of the Shanghai Stock Exchange(http://www.sse.com.cn)on 29 March 2010 and Hong Kong Stock Exchanges and Clearing Limited(http://www.hkex.com.hk) on 26 March 2010.

Note 5:
The guarantee includes the amount of RMB 593 million provided to certain jointly controlled entities of China Petrochemical Corporation, which are recognized as guarantees provided for shareholders, de facto controller and connected persons, as well as guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70%. To avoid repetition, this amount is not included in item D.

Specific statements and independent opinions of independent non-executive directors regarding external guarantees provided by Sinopec Corp. accumulated up to and during 2011:

We, as independent non-executive directors of Sinopec Corp., hereby make the following statements after conducting a thorough check of external guarantees provided by Sinopec Corp. accumulated up to and during 2011 in accordance with the requirements of the domestic regulatory authorities:

The external guarantees prior to 2011 had been disclosed in past announcements of Sinopec corp.. The balances of external guarantees provided by the Company accumulated up to the year of 2011 were RMB 4.467 billion, accounting for approximately 0.94% of the Company’s net assets.

We hereby present the following opinions:

Sinopec Corp. shall continue to strengthen its management, actively monitor guarantee risks, and strictly follow the approval and disclosure procedures in relation to guarantee businesses for any new external guarantees provided thereafter.

7	GENERAL MEETINGS OF SHAREHOLDERS

During the reporting period, Sinopec Corp. held three general meeting of shareholders in strict compliance with the procedures of notification, convening, holding of shareholders’ meetings as stipulated by relevant laws, rules and regulations and the Articles of Association of Sinopec Corp. namely the 2010 annual general meeting, the First extraordinary general meeting and the Second extraordinary general meeting held in Beijing respectively on 13 May 2011, 12 October 2011 and 15 December 2011. For details, please refer to announcements on resolutions published in China Securities Journal, Shanghai Securities News, Securities Times on the next day of the relevant annual general meeting and extraordinary general meetings, and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp. on the same day of annual general Meeting and extraordinary general meetings.

8	ASSETS TRANSACTIONS
During the reporting period, the Company was not involved in any assets transactions.

9	MATERIAL LITIGATIONS AND ARBITRATIONS
During the reporting period, the Company was not involved in any material litigations or arbitrations.

10	INSOLVENCY AND RESTRUCTURING

During the reporting period, the Company was not involved in any insolvency or restructuring matters.

11	OTHER MATERIAL CONTRACTS
During the reporting period, the Sinopec Corp. did not enter into any material contacts which would require disclosure.

12	TRUSTEESHIP, CONTRACTING AND LEASE

During the reporting period, Sinopec Corp. was not involved in any events regarding significant trusteeship, contracting or lease of any other company’s assets, nor placing its assets to or under any other companies’ trusteeship, contracting or lease which would require disclosure.

13	ENTRUSTED CASH MANAGEMENT AND ENTRUSTED LOAN

	(1)	ENTRUSTED CASH MANAGEMENT
During the reporting period, Sinopec Corp. did not entrust any others to carry out cash assets management on its behalf.

	(2)	ENTRUSTED LOAN

To optimize the internal utilization of available funds and lower overall cost of capital, Sinopec Corp. provided entrusted loans to a number of subsidiaries during the reporting period. Among which, the entrusted loans provided to Zhanjiang Dongxing Petrochemical Company Limited constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. The 12th meeting of the Fourth Session of the Board approved the Company’s entrusted loan to the above mentioned subsidiaries not exceeding RMB 10 billion for each calendar year. According to the Intra-Group Loan Framework Agreement, interest rates under specific agreements shall be decided via negotiations between Sinopec Corp. and its subsidiaries based on prevailing interest rate announced by PBOC. The rates shall be no less than the commercial bank deposit rate during the same period.

The details of entrusted loan during this reporting period are as follows:

	Term
Borrower	Amount
	(RMB billion)	from	to	Interest rate

Zhanjiang Dongxing Petrochemical Company Limited	2	28 March 2011	28 March 2012	4.20%

14	DEPOSITS IN SINOPEC FINANCE CO., LTD.

To regulate the connected transactions between Sinopec Corp. and Sinopec Finance Co., Ltd. (hereby referred to as “Sinopec Finance”) and secure the safety and liquidity of Sinopec Corp.’s deposits in Sinopec Finance, Sinopec Corp. and Sinopec Finance jointly formulated the “Rules Concerning Risk Control on Connected Transactions of China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd.”, incorporating the Company’s risk control system and the risk handling provisional procedures, which provides prevention against assets risk and ensures Sinopec Corp.’s discretion in dealing with its deposits in Sinopec Finance. In the meantime, China Petrochemical Corporation, as the controlling shareholder of Sinopec Finance, undertook that it would, in the event of emergency whereby Sinopec Finance has difficulties to make payments, according to the actual needs to resolve the payment problem that Sinopec Finance may face with, help to increase the capital of Sinopec Finance. The deposit cap is strictly in line with the maximum limit of the deposits with regard to the continuing connected transactions, which was adopted at the general meeting of shareholders. In routine operations, Sinopec Corp. can withdraw the total amount of the savings deposited in Sinopec Finance.

15	ASSETS MORTGAGE
During the reporting period, Sinopec Corp. did not mortgage any material assets which should be disclosed.

16	THE APPROPRIATION OF NON-OPERATIONAL FUNDS BY THE SUBSTANTIAL SHAREHOLDER AND ITS AFFILIATED PARTIES
Not applicable

17	THE DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD
Sinopec Corp. did not implement any share incentive scheme during the reporting period.

18	WHETHER THE COMPANY OR ITS SUBSIDIARIES ARE INCLUDEED IN THE LIST OF ENTERPRISES CAUSING SERIOUS POLLUTION ISSUED BY ENVIRONMENTAL PROTECTION AUTHORITY
No

International
Strategy

•	Bring Sinopec’s management concepts, systems and mechanisms in line with leading international standards
•	Press ahead with international business growth via projects all along the value chain around the globe

CONNECTED TRANSACTIONS

1	CONTINUING CONNECTED TRANSACTIONS

	(1)	AGREEMENTS CONCERNING CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA PETROCHEMICAL CORPORATION

Prior to overseas listing, in order to ensure the smooth continuation of production and business conducted by the Company and China Petrochemical Corporation, the two parties entered into a number of agreements on continuing connected transactions, details of which are as follows:

Agreement for the mutual supply of ancillary services for products, production and construction services (“Mutual Supply Agreement”).

		‚	China Petrochemical Corporation provides trademarks, patents and computer softwares to the Company for use free of charge.

		ƒ	China Petrochemical Corporation provides cultural and educational, hygienic and community services to the Company.

		„	China Petrochemical Corporation provides leasing service of lands and certain properties to the Company.

		…	China Petrochemical Corporation provides comprehensive insurance to the Company.

		†	China Petrochemical Corporation provides shareholders’ loans to the Company.

		‡	The Company provides franchise licenses for service stations to China Petrochemical Corporation.

On 31 March 2006, Sinopec Corp. and China Petrochemical Corporation entered into Supplementary Agreement of Connected Transactions, whereby the terms of Mutual Supply Agreement and Cultural and Educational, Hygienic and Community Services Agreement were extended to 31 December 2009.

On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into new Supplementary Agreement of Connected Transactions, whereby the terms of Mutual Supply Agreement and Cultural and Educational, Hygienic and Community Services Agreement were extended to 31 December 2012, and the term of each of the Intellectual Property Right License Agreement was extended to 31 December 2019.

The resolution related to continuing connected transactions for the three years from 2010 to 2012 was approved at the first extraordinary general meeting for 2009 held on 15 October 2009. For details of the above continuing connected transactions, please refer to relevant announcements published on 24 August 2009 on the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchanges and Clearing Limited (http://www.hkexnews.hk).

(2)
To optimise the internal utilisation of available funds and lower the overall cost of capital, the 12th meeting of the Fourth Session of the Board approved Sinopec Corp of providing entrusted loan to Zhenjiang Dongxing and Hainan Refineries. For details of the continuing connected transactions, please refer to relevant announcements published on 28 March 2011 on the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchanges (http://www.hkexnews.hk) dated 25 March 2011.

(3)
On 26 March 2010, the Fifth Meeting of the Fourth Session of Board approved the “Proposal on Acquiring Partial Equity and Liabilities of Sonangol Sinopec International Limited (SSI) held by Sinopec International Petroleum Exploration and Production Corporation (SIPC)”. This proposal was approved by the general meeting of shareholders on 18 May 2010. Sinopec Corp., through the wholly-owned subsidiary, acquired 55% of SSI equity held by SIPC at a consideration of USD 1,678 million, and took over the loan provided to SSI which was formerly provided by China Petrochemical Corporation with a consideration on liabilities at RMB 779 million. Prior to the transaction, SSI signed agreements of guarantees and loans with a number of joint ventures under China Petrochemical Corporation, SSI15, SSI17. SSI18, and joint investors other than China Petrochemical Corporation, Sonangol E.P. and New Bright. To avoid the potential loss incurred by Sinopec Corp., Sinopec Corp. entered into a Payment Agreement with China Petrochemical Corporation, in which China Petrochemical Corporation undertakes that it shall compensate the actual economic loss suffered by Sinopec Corp. if the connected person fails to fulfill their relevant obligations completely. For details of the continuing connected transactions, please refer to the relevant announcements published on the websites of Shanghai Stock Exchange(http://www.sse.com.cn)on 29 March 2010 and Hong Kong Stock Exchanges and Clearing Limited (http://www.hkex.com.hk) on 26 March 2010. Guarantees and loans provided to the above mentioned jointly controlled entities of China Petrochemical Corporation and Sonangal E.P. under the above agreements constituted the continuing connected transactions of Sinopec Corp.

2	DISCLOSURES AND APPROVALS OF CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA PETROCHEMICAL CORPORATION COMPLY WITH THE LISTING RULES OF THE HONG KONG AND SHANGHAI STOCK EXCHANGES

Pursuant to the Hong Kong Listing Rules and the Shanghai Listing Rules, the continuing connected transactions between the Company and China Petrochemical Corporation are generally subject to full disclosure in accordance with their nature and the value of the transactions, and also subject to approvals from independent non-executive directors and/or independent shareholders. The Shanghai Stock Exchanges exempted Sinopec Corp. from full compliance with the Shanghai Listing rules regarding the above continuing connected transactions and conditionally exempted Sinopec Corp. from complying with the obligations of continuous disclosure.

There is no substantial change to the above agreements on continuing connected transactions during the reporting period. The accumulated connected transactions for the year 2011 of Sinopec Corp. are in compliance with the relevant requirements of the Hong Kong Listing Rules and the Shanghai Listing Rules. For detailed performance of connected transaction agreements, please refer to Item 3 below.

3	ACTUAL RELATED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR

The aggregate amount of related transactions actually entered into by the Company during the year was RMB 506.588 billion, of which, expenses amounted to RMB 204.956 billion, (including RMB 193.006 billion for purchases of goods and services, RMB 3.856 billion for auxiliary and community services, RMB 7.479 billion of operating lease fee, RMB 615 million for interest expenses). Among which, purchases from China Petrochemical Corporation amounted to RMB148.444 billion (including purchases of products and services, i.e. procurement, storage, exploration and production services and production-related services, amounted to RMB 136.513 billion, representing 5.69% of the Company’s operating expenses for the year 2011). The auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 3.856 billion, representing 0.16% of the operating expenses of the Company for 2011. In 2011, the housing rent paid by the Company was RMB 377 million, the rent for use of land was RMB 6.725 billion, and the expenses for other leases were RMB 358 million. The interest expenses were RMB 615 million. In 2011, the revenue amounted to RMB 301.632 billion (including RMB 301.456 billion for sales of products and services, RMB 151 million of interest income, RMB 25 million for agency commissions receivable), of which the sales to China Petrochemical Corporation amounted to RMB 83.232 billion, including RMB 83.056 billion for sales of products and services, representing 3.31% of operating revenues, RMB 151 million for interest income, and RMB 25 million for agency commission receivable.

In 2011, Sinopec Corp. provided RMB 2 billion of entrustment loan to its subsidiary Zhanjiang Dongxing.

In 2011 Sinopec Corp. provided RMB 1,433 million of loans to certain jointly controlled entities of China Petrochemical Corporation.

None of the amount of each of the above continuing connected transactions between the Company and its controlling shareholder, China Petrochemical Corporation exceeds the maximum limits for the continuing connected transactions approved by the general meeting of shareholders and the board of directors.

Purchases/receiving services	Unit: RMB million

		Amount incurred during this year (2011)		Amount incurred during the previous year (2010)
Connected party	Connected transaction	Transaction amount	Percentage of the total amount of the type of transaction (%)	Transaction amount	Percentage of the total amount of the type of transaction (%)

China Petrochemical Corporation	purchases of goods and services from connected persons	147,829	6.16	108,244	5.99
Other related parties	purchases of goods and services from connected persons	56,512	2.36	57,089	3.16
Total		204,341	8.52	165,333	9.15

Sales/provision of services	Unit: RMB million

		Amount incurred during the current period		Amount incurred during the previous period
			Percentage of the		Percentage of the
			total amount		total amount
			of the type of		of the type of
Connected party	Connected transaction	Transaction amount	transaction (%)	Transaction amount	transaction (%)

China Petrochemical Corporation	Sales of goods and provision of services to connected persons	83,081	3.32	61,268	3.20

Other related parties	Sales of goods and provision of services to connected persons	218,400	8.72	169,680	8.87
Total		301,481	12.04	230,948	12.07

Notes:
Principle of pricing for connected transactions: (1) Government-prescribed prices and government-guided prices are adopted for products or projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.

Other related parties: as defined under ASBE and IFRS but not under Chapter 14A of the Hong Kong Listing Rules nor under the Shanghai listing rules.

Decision-making procedures: In the course of business, main agreements on continuing connected transactions of the Company will be concluded based on general commercial terms with reference to the principle of fairness and reasonableness to the Company and shareholders. The Company, according to internal control procedures, adjusts the scope and amount of continuing connected transactions and maximum limit for the amount exempted from disclosure every three years, and upon the approval of the Board of Directors and independent non-executive directors, makes announcements to the public and brings them into force. For the temporary connected transactions, the Company, in a strict compliance with domestic and foreign regulatory rules, makes announcements to the public and brings them in force only after submitting the related matters of connected transactions to the Board of Directors or general meeting of shareholders for review according to internal control procedures.

Please refer to Note 36 to the financial statements prepared under the IFRS in this annual report for details of the connected transactions actually incurred during this year.

The abovementioned connected transactions between Sinopec Corp. and China Petrochemical Corporation in 2011 have been approved at the 18th meeting of the Four Session of the Board of Directors of Sinopec Corp. and have complied with the disclosure requirements in accordance with Chapter 14A of the Hong Kong Listing Rules.

The auditors of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by Hong Kong Institute of Certified Public Accountants. The auditor has issued his unqualified letter containing his conclusions in respect of the above-mentioned continuing connected transactions in accordance with the Hong Kong Listing Rule 14A.38. A copy of the auditor’s letter has been provided by the Company to the Stock Exchange of Hong Kong Limited.

After reviewing the above connected transactions, the independent non-executive directors of Sinopec Corp. have confirmed that:

(a)	The transactions have been conducted during the Company’s ordinary course of business;

(b)	The transactions have been entered into based on either of the following terms:

	i	on normal commercial terms;

	ii	on terms not less favorable than those available from/to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial term; and

(c) The transactions were in accordance with the relevant agreements governing them on terms that are fair and reasonable and consist with the interests of the shareholders of Sinopec Corp. as a whole.

4	OTHER SIGNIFICANT CONNECTED TRANSACTIONS OCCURRED DURING THIS YEAR
None

5	FUNDS PROVIDED BETWEEN CONNECTED PARTIES
Unit: RMB millions

	Fund to connected parties		Fund from connected parties
	Amount		Amount
Connected Parties	incurred	Balance	incurred	Balance

China Petrochemical Corporation	1,619	2,139	2,141	10,386
Other related parties	(1,495)	963	0	0
Total	124	3,102	2,141	10,386

Differentiation
Strategy

•	Sharpen and take advantage of our unique competitive edge in resources, technology and business value chain
•	Maintain our lead in the variety, quality and cost of services and constantly improve core competitiveness.
•	Expand the global influence of the Sinopec brand.

CORPORATE GOVERNANCE

1	Improvement on corporate governance during the reporting period

During this reporting period, Sinopec Corp. continued to enhance the standardised operation and improved the corporate governance. In May 2011, Mr. Fu Chengyu was elected as the director and the chairman of the Board of Directors of Sinopec Corp., successfully completing adjustment to the board members. Directors, supervisors and the relevant senior managers attended the induction training session and the subsequent training sessions. Independent non-executive directors enhanced communications with the chairman of the Board of Directors, management, external auditors and internal auditing department, actively participated in the survey and investigation with regard to the subsidiaries of Sinopec Corp. with a view to contribute advices and suggestions to the development of the Company. In accordance with the regulatory requirements, the Company formulated and implemented “Working Rules for the Board Secretary” and “Insiders’ Registration System for the Inside Information of China Petroleum & Chemical Corporation”, clarifying the issues such as the registration of insiders, the accountability and written reminder of external information users. The Company also studied and conducted a self-inspection with regard to how to prevent and control insider dealings. During this reporting period, there was no fact discovered whereby the shares of Sinopec Corp. were purchased or sold by taking advantage of the inside information which has a potential influence on the share price prior to the disclosure of such substantial price sensitive information, nor was the Company investigated or punished by the regulatory authorities. The Company further strengthened the construction of internal control. The Company continued to enhance information disclosure and investor relations and constantly improved information transparency, which has been recognised by the capital market and the Company has earned several prominent awards including China Securities Golden Bauhinia Awards “the Most Respected Listed Company by Domestic China as well as Hong Kong and “the Most Powerful Chinese Listed Company in Foreign Countries”.

During this reporting period, none of Sinopec Corp., its Board of Directors, its directors, supervisors, senior managers, shareholders and actual controllers were inspected by China Security Regulatory Commission (CSRC), or punished or criticized through circulars by CSRC, Hong Kong Securities and Futures Commission or Securities and Exchange Commission of the United State or publicly condemned by Shanghai Stock Exchange, Hong Kong Stock Exchange, New York Stock Exchange or London Stock Exchange.

2	Equity interests of directors, supervisors and other senior management

As at 31 December 2011, other than the 10,000 A shares of Sinopec Corp. held by vice president Ling Yiqun, none of the directors, supervisors and other senior managers of Sinopec Corp. has held any shares of Sinopec Corp..

During the reporting period, save as the above mentioned, the directors, supervisors and other senior management of Sinopec Corp. and their associates did not hold shares, bonds or any interest or short position (including any interest or short position in shares that is regarded or treated as being held in accordance with the “Securities and Futures Ordinance” (the “Ordinance”)) in the shares of Sinopec Corp. or any associated corporation (Please refer to the Interpretation of Part XV of the Ordinance), which, according to Divisions 7 and 8 of Part XV of the Ordinance, shall be informed to Sinopec Corp. and Hong Kong Stock Exchange, or pursuant to Section 352 of the Ordinance, shall be registered on the indicated register as required by the Ordinance, or the “Model Code for Securities Transactions by Directors of Listed Issuers” (the “Model Code”) in the Hong Kong Listing Rules, shall be informed to Sinopec Corp. or Hong Kong Stock Exchange.

3	Confirmation of independence of the independent non-executive directors and overview of their performance

As required by the Hong Kong Stock Exchange, with regard to the independence of its independent non-executive directors, Sinopec Corp. confirms that: Sinopec Corp. has received the annual confirmation letters from all the independent non-executive directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that all independent non-executive directors are independent.

During this reporting period, independent non-executive directors of Sinopec Corp. strictly implemented the working rules for independent non-executive directors, fulfilled their duties, acted honestly, diligently and in good faith as required by laws and regulations and the Articles of Association, and kept a close watch on the production, operation and development of the Company. They conducted on-site inspection on the subsidiaries of Sinopec Corp.; reviewed the relevant documents with due care; actively attended the meetings of the Board of Directors and the meetings of the board committees (please refer to the Report of the Board of Directors in this annual report for the attendance of meetings); enhanced communications with the chairman of the Board of Directors, management, external auditors and internal auditing department; gave independent opinions on the matters of Sinopec Corp. including connected transactions, guarantees and the appointments and removals of directors; and contributed constructive advices and suggestions in relation to the corporate governance, reform and development, and production and operation of the Company. The independent non-executive directors independently and objectively protect the legitimate interests of shareholders, especially the minority shareholders when performing their duties. The independent non-executive directors consider, Mr. Wang Tianpu, president of Sinopec Corp., has diligently fulfilled his duties, leading the management to complete tasks assigned by the board of directors, and proactively protecting the interests of Sinopec Corp. and its minority shareholders.

4	The independence of the Company from its controlling shareholders

The Company possesses independent and complete businesses and has the ability of operating the businesses independently. The Company is independent from its controlling shareholders in terms of, amongst other things, businesses, assets and finance.

5	Improvement and implementation of internal control system

Overall scheme of internal control construction
Sinopec Corp. comprehensively implements the “Basic Standard for Enterprise Internal Control”, “Guidelines for Application of Enterprise Internal Control and Guidelines for Evaluation of Enterprise Internal Control” (the “Internal Control Standards”) issued by five ministries including the Ministry of Finance to achieve the overall internal control. After conducting a clause-by-clause comparison between the “Internal Control Manual (2010)” and the Internal Control Standards, the Company supplemented and improved its “Internal Control Manual” (2011) (the “Internal Control Manual”), which has been in force since January 1, 2011 after being reviewed and approved at the 11th meeting of the Fourth Session of the Board of Directors.

Working plans for establishment and improvement of internal control system and their implementation
Each year, Sinopec Corp. prepares the goals and working plans with regard to internal control, and conducts comprehensive trainings, and daily management and evaluation. Sinopec Corp. held the video conference regarding implementing the propagation of Internal Control Manual in January, 2011, expressly requiring the implementation of the new version of Internal Control Manual and the overall control and supervision covering all businesses and economic activities. Sinopec Corp. organised four continuous training courses for internal control staffs. Each branch (subsidiary), under the unified arrangement of the headquarters, further revised and refined its detailed rules for the implementation of its internal control, for the purpose of improving the two-level internal control system of Sinopec Corp. To further promote the efficiency of internal control, the Company assigned responsibilities of internal control to each level, and established three defensive mechanisms, namely the periodic testing of responsible departments (units), daily management of internal control department and constant supervision of audit and supervision department over internal control. The Company established information systems with regard to the internal control management, intensified the daily management of internal control and created a long-term mechanism of internal control.

Setup of internal control examination and supervision department
The Business Reform Administration Department, which is assigned to administer overall supervision of internal control, is responsible for daily supervision of internal control and the organisation of individual inspection. The Audit Department is in charge of internal control evaluation, conducting independent, comprehensive inspection and evaluation of internal control. The Company has established a two-level (i.e., headquarters and Branches (subsidiaries) internal control inspection and evaluation system. Branches (subsidiaries) conduct a self-inspection and evaluation of internal control every year and the Audit Department comprehensively inspects the evaluation of internal control every year.

Implementation of self-evaluation relating to internal supervision and internal control
The Company revised and improved the internal control inspection and evaluation templates based on amendments in 2011 Internal Control Manual. It conducted an overall inspection and evaluation on the effectiveness of internal control design and operation. For details, please refer to the “Company’s Report on Internal Control and Self-Assessment for the year 2011". The Business Reform Administration Department carried out the individual examination of the improvement of detailed rules for the implementation of internal control.

Arrangement for internal control made by the Board of Directors
The Board of Directors will review amended Internal Control Manual and annual report on Internal Control and Self-Assessment submitted by the management team, take charge of the communication, supervision and inspection of internal and external auditors, as well as the inspection and supervision of effective implementation self-assessment with regard to internal control through its audit committee on a yearly basis.

Establishment and operation of internal control system related to financial statements
The Internal Control Manual specifies the internal control requirements with regard to the financial statements and establishes connection with the professional management system. Fund and assets management, costs and expenses accounting and management, invoice management, financial analysis and budget, connected transactions and the preparation of financial statements are respectively included in the related work flow, control procedures and control points. At the same time, the financial statement planning matrix has been prepared to connect items and matters in accounting statements with control measures, so that internal control can reasonably ensure the financial statements disclosed are authentic and reliable.

Defects existing in the internal control and their correction
No significant defects had been discovered in 2011. For other defects in respect of internal control discovered in the inspection, the Company has adopted corresponding corrective measures or formulated corrective plans.

6	Evaluation of and incentive schemes for senior managers

Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance review standard and incentive and constraint schemes for the directors, supervisors and other senior managers. Sinopec Corp. implements various incentive policies such as “Sinopec Corp. Implementation Measures of Remuneration for Senior Managers” and “Sinopec Corp. Interim Measures for the Management of Annual Appraisal”.

7	Corporate governance report (in accordance with the Hong Kong Listing Rules)

(1)	Compliance with “Code on Corporate Governance Practices”
For the year ended 31 December 2011, Sinopec Corp. has complied with the Code on Corporate Governance Practices set out in Appendix 14 to the Hong Kong Listing Rules.

A Board of Directors
	A.1	Board of Directors
a.
Board meetings shall be held at least once a quarter. The Board will generally communicate on time and subject of the relevant meeting 14 days before the relevant board meeting. The documents and materials for the meeting will generally be delivered to each director 10 days before the relevant board meeting. In 2011, the Company held six Board meetings. For information about attendance, please refer to the Report of the Board of Directors of this annual report.

		b.	Each Board member may submit proposals to be included in the agenda for Board meetings, and each director is entitled to request other related information.

c.
The secretary to the Board shall assist the directors in dealing with the routine tasks of the Board, continuously provide the directors with any regulation, policy and other requirements concerning corporate governance as required by domestic and overseas supervisory bodies, and ensure that the directors observe domestic and overseas laws and regulations as well as the Articles of Association etc. when performing their duties and responsibilities.

	A.2	Chairman and Chief Executive Officer (President)

Mr. Fu Chengyu serves as the chairman of the Board and Mr. Wang Tianpu serves as the president. The chairman of the Board of Directors is elected by a majority vote, whilst the president is nominated and appointed by the Board of Directors. The duties and responsibilities of the chairman and the president are distinguished from each other and the scope of their respective duties and responsibilities are set out in the Articles of Association.

	A.3	Board composition
a.
The Board of Directors of Sinopec Corp. consists of fifteen members with extensive professional and management experience (Please refer to the Section headed “Directors, Supervisors, Other Senior Manager and Employees” in this annual report for detailed information). Among the fifteen members, there are five executive directors and ten are non-executive directors (among which, five are independent non-executive directors, which constitute one-third of the total Board members). The non-executive directors constitute more than half of the Board members.

b.
Sinopec Corp. has received and accepted from each independent non-executive director a letter of confirmation for the year 2011 thereby confirming that they had complied with the relevant independence requirements set out in rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that each of the independent non-executive directors is independent.

	A.4	Appointment, re-election and dismissal
		a.	Tenure of each session of the directors (including non-executive directors) is 3 years, and the consecutive term of office of an independent non-executive director shall not exceed 6 years.

		b.	All directors should be elected by the shareholders at the general meeting, the Board of Directors has no right to appoint temporary directors.

c.
For each newly-appointed director, the Company engages professional consultants to prepare detailed materials, notify such director of regulatory rules in listing places and remind such director of rights, obligations and liabilities as directors.

	A.5	Responsibility of Directors
a.
All the non-executive directors have the same duties and authorities as the executive directors. In addition, the non-executive directors, especially the independent non-executive directors are entitled to certain specific authorities. The Articles of Association and the “Rules and Procedures of Board of Directors’ Meetings” clearly specify the authorities of directors and non-executive directors including independent non-executive directors, which are published on the website of Sinopec Corp. at http://www.sinopec.com.

		b.	Each of the directors of Sinopec Corp. was able to devote enough time and efforts to handling the matters of the Company.

c.
Each of the directors confirmed that he has complied with the Model Code during the reporting period. In addition, the Company formulated the “Rules Governing Shares Held by Company Directors, Supervisors and Senior Manager and Changes in Shares” and the “Model Code of Securities Transactions by Company Employees” to regulate the activities of Company personnel in purchase and sale of the securities of Sinopec Corp.

	A.6	Provision for and Access to Information
a.
The meeting agenda as well as other reference documents of the Board and each Board committee will be distributed prior to the meeting, which enables each member to have sufficient time to review and discuss them comprehensively at meetings. Each director can obtain all related information in a comprehensive and timely manner, and may seek advices from professional consultants if necessary.

b.
The secretary to the Board is responsible for organizing and preparing materials for the Board meetings, including preparation of explanations for each proposal to enable thorough understanding of each director. The president shall provide the directors with necessary information and materials. The director may request the president, or request, via the president, relevant departments to provide necessary information and explanation of Sinopec Corp.

B	Remuneration of directors and senior management
a.
A Remuneration and Appraisal Committee has been set up and the relevant rules have been formulated. Members of the Committee include chairman of the committee Li Deshui, directors Chen Xiaojin, Ma Weihua and Li Chunguang, who are mainly responsible for making proposals to the Board with regard to the remuneration of directors, supervisors and other senior managers.

		b.	The Remuneration and Appraisal Committee should consult the chairman of the Board of Directors and the president regarding the proposed remuneration for other executive directors.

c.
Committee members may engage independent professionals while performing their duties. Reasonable costs arising from or in connection with such consultation are borne by Sinopec Corp.. Meanwhile, the committee appoints consultants to provide suggestions to the committee. The working expenses of the committee are included in the budget of Sinopec Corp.. In addition, according to the policies of Sinopec Corp., the senior management and relevant departments of Sinopec Corp. shall actively cooperate with the work of the Remuneration and Appraisal Committee.

	d.	During this reporting period, the committee held one meeting. For details about the committee’s meeting and attendance, please refer to the Report of the Board of Directors in this annual report.

C	Accountability and auditing
	C.1	Financial reporting
a.
Directors are responsible for supervising the accounts preparation for each fiscal period, to ensure such amounts truly and fairly reflect the condition of business, performance and cash flow of Sinopec Corp. during such period. The Board approved the Financial Report for the Year 2011 and warranted that there were no misrepresentations, misleading statements or material omissions contained in this annual report, and jointly and severally accepted full responsibility for the authenticity, accuracy and integrity of the content.

b.
Sinopec Corp. has adopted an internal control mechanism to ensure that the management and relevant departments have provided sufficient financial data and related explanation and materials to the Board and its Audit Committee.

		c.	The external auditors of Sinopec Corp. made a statement about their reporting responsibilities in the auditor’s report contained in the financial statements.

	C.2	Internal control
a.
In accordance with regulatory requirements of internal control at the listing place, the company, based on the Articles of Association and the current management systems and in combination with applicable regulatory rules in China or abroad, adopted the internal control framework prescribed in the internationally approved COSO (Committee of Sponsoring Organizations of the Treadway Commission) report to prepare the “Internal Control Manual”, carry out flow control by business and formulate the guidance of authorization and enforcement regulations in 2003. The Board of Directors has reviewed the “Report on Internal Control and Self-Assessment” together with annual reports each year since 2006.

b.
The management team should carry out the internal control responsibilities. Sinopec Corp. has adequate resources in the accounting and financing reporting functions, with properly qualified and experienced staff and adequate budget for trainings. For details of the Sinopec Corp. internal control of Sinopec Corp., please refer to its Report on Internal Control and Self-assessment.

		c.	Sinopec Corp. has established its internal audit department and has arranged adequate professional personnel, thus Sinopec Corp. has relatively sound internal auditing functions.

C.3	Audit Committee

a.
Members of the Audit Committee include chairman of the committee Xie Zhongyu, directors Li Deshui and Wu Xiaogen. As verified, none of the members had served as a partner or former partner to the current auditors of Sinopec Corp..

		b.	Sinopec Corp. has promulgated the working rules of the Audit Committee. The written terms of reference are available for inspection at the website of Sinopec Corp..

c.
At every meeting of the Audit Committee, reviewing opinions shall be prepared and signed by the members of the Audit Committee. The signed reviewing opinions shall be submitted to the Board. . During the reporting period, the Board and the Audit Committee did not have any different opinion from each other.

d.
Committee members may engage independent professionals. Reasonable costs arising from or in connection with such consultation are borne by Sinopec Corp.. The committee appoints consultants to provide suggestions to the committee. The working expenses of the committee are included in the budget of Sinopec Corp.. Meanwhile, according to the policies of Sinopec Corp., the senior managers and relevant departments of the company shall actively cooperate with the work of the Audit Committee.

e.
The Audit Committee has communicated with auditors twice to discuss the auditing of the financial reports and the auditing fee without the presence of the management. The Committee considered the adequacy of the resources in accounting and financial reporting and the qualification and experience of the employees as well as the sufficiency of the training courses provided to employees and the relevant budget. The Audit Committee holds the view that the management team of Sinopec Corp. has established an effective internal control system during the reporting period.

f.
During this reporting period, the Audit Committee held four meetings. For details about the committee’s meetings and attendance, please refer to the Report of the Board of Directors in this annual report.

D	Delegation of power by the Board
a.
The Board, the management and each of the committees under the Board have clear terms of reference. The Articles of Association and the “Rules and Procedures for the General Meetings of Shareholders” and the “Rules and Procedures for the Meetings of Board of Directors” set forth the scope of duties, authorities and delegation of power of the Board and the management, which are published on the website of Sinopec Corp. at http://www.sinopec.com.

		b.	The Board committees have clear written terms of reference. The rules of the Board committees require such committees to report to the Board on their decisions or recommendations.

E	Communication with shareholders
a.
During the reporting period, a separate resolution has been proposed for each substantially separate issue at the general meetings. All resolutions were adopted by ways of voting to ensure the interests of all the shareholders. A notice of meeting was delivered to each shareholder 45 days (the day of the general meeting was excluded from calculation) prior to the general meeting of shareholders.

b.
Sinopec Corp. established a special department staffed with personnel to take charge of the investors relations. Sinopec Corp. strengthens the communication with investors by holding meet-and-greet event with institutional investors, inviting investors for on-site investigation, conducting a reverse roadshow and setting up the hotlines for investors etc, which are allowed by regulatory requirements. Sinopec Corp. also provides the directors with securities regulatory provisions and suggestions from investors in a timely manner. The circular to shareholders clearly specifies shareholders entitlement to attend the general meeting of shareholders and their rights, the meeting agenda and voting procedure, etc.

c.
The chairman of the Board of the Directors attended and hosted the general meeting as the chairman of such meeting, and arranged the members of Board and senior managers to attend the general meeting of shareholders and to answer the questions of the shareholders.

	(2)	Nomination of directors

The Board of Sinopec Corp. has not established a Nomination Committee, but the nomination of directors has been expressly stated in detail in the Articles of Association and “the Rules and Procedures for the General Meeting of Shareholders” respectively. The nomination of director may be proposed to the general meeting for approval of the shareholders by shareholders individually or collectively holding shares representing over 3% (1% for nomination of independent non-executive director candidates) of the total voting rights of Sinopec Corp..

	(3)	Auditors

At the annual general meeting of Sinopec Corp. for the year 2010 held on May 13, 2011, KPMG Huazhen Certified Public Accountants (“KPMG Huazhen”) and KPMG Certified Public Accountants (“KPMG”) were re-appointed as the domestic and overseas auditors of Sinopec Corp. for the year 2011 respectively, and the Board of Directors was authorized to determine their remunerations. As approved at the 18th Meeting of the Fourth Session of the Board of Directors of Sinopec Corp., the audit fee for 2011 was HK$66 million. The financial statements for the year 2011 have been audited by KPMG Huazhen and KPMG. Hu Jianfei and Zhang Yansheng are China Registered Certified Public Accountants of KPMG Huazhen.

During the reporting period, neither KPMG Huazhen nor KPMG provided any non-audit service to Sinopec Corp..

KPMG Huazhen and KPMG have provided audit services to Sinopec Corp. since the second half of 2000, and the first audit engagement letter was entered into in March 2001.

(4) Other information with regard to the corporate governance of Sinopec Corp.

Other than their working relationships with Sinopec Corp., none of the directors, supervisors or other senior management has any financial, business or family relationships or any relationships in other material aspects with each other. For information regarding changes in share capital and shareholdings of substantial shareholders, please refer to pages 6 to 7; for information regarding meetings of the Board of Directors, please refer to page 45; for information regarding equity interests of directors, supervisors and other senior managers, please refer to page 43; for information regarding resume and annual remuneration of directors, supervisors and other senior managers, please refer to pages 58 to 71.

8	Competition and connected transaction

According to the applicable domestic regulatory requirements, explanations for competition and connected transactions between the Company and its controlling shareholder, China Petrochemical Corporation are shown as follows:

(1) Competition

In accordance with the Reorganisation Agreement entered into between Sinopec Corp. and China Petrochemical Corporation, the petroleum and petrochemical core businesses owned by China Petrochemical Corporation were injected into Sinopec Corp. After the restructuring, the Company is mainly engaged in oil and gas exploration and production, refining, chemicals and sale of petroleum products. Sinopec Corp. and China Petrochemical Corporation entered into a Non-Competition Agreement, which clearly specifies the avoidance of competition between each other, including the option and right of first refusal granted by China Petrochemical Corporation to Sinopec Corp. in the acquisition of potential competitive businesses owned by China Petrochemical Corporation. Since its listing, the Company has, as far as possible, acquired oil exploration and production, refining, chemical businesses owned by China Petrochemical Corporation which meet the acquisition conditions, in order to constantly reduce competition.

Due to the fact that the quality of a small amount of refining and chemical assets is low and part of chemical assets is allocated by the local government to China Petrochemical Corporation in its subsequent operation, China Petrochemical Corporation currently retains minor existing refining and chemical businesses, including refining business of China Petrochemical Corporation Asset Company, Baling Branch (In October 2010, China Petrochemical Corporation made commitments to incorporating such business into the Company within five years) and chemical business of Yanshan Petrochemical Dongfang Petrochemical Co., Ltd. Currently, such assets are still small in size and poor in returns. Thus, the acquisition of such assets will have negative impact on the profits of the Company, which fails to meet the interests of shareholders. Besides, due to such reasons as overseas risk control, China Petrochemical Corporation also has the same or similar businesses as those of Company with regard to such areas as overseas oil and gas exploration and production.

There was no breach of the Non-Competition Agreement by China Petrochemical Corporation in the reporting period. In the future, Sinopec Corp. will exercise relevant rights under the Non-Competition Agreement and acquire mature assets of China Petrochemical Corporation when appropriate to gradually resolve the competition.

(2) Connected transaction
Please refer to Section “connection transaction” for details.

9	Comparison of New York Stock Exchange corporate governance rules and China corporate governance rules for listed companies
For details, please refer to the content on the website of Sinopec Corp. at http://english.sinopec.com/investor_center/corporate_governance/fact_sheet/20120316/download/2012031601.pdf

Low-Carbon
Development
Strategy

•	Honour our commitment to help tackle climate change
through green and low-carbon production
•	Actively conserve energy, reduce emissions and
improve energy efficiency
•	Build a resource-efficient and environment-friendly
enterprise and promote sustainable development

REPORT OF THE BOARD OF DIRECTORS

The Board of Directors of Sinopec Corp. is pleased to present their report for the year ended 31 December 2011 for review.

1	Meetings of the Board of Directors
During this reporting period, Sinopec Corp. held six Board meetings. The details are as follows:

(1)
The 12th meeting of the Fourth Session of the Board of Directors was held in the headquarters of Sinopec Corp. on 25 March 2011, whereby the matters including the Company’s annual results of 2010, sustainable development report, internal control self-assessment report was considered and approved.

(2) The 13th meeting of the Fourth Session of the Board of Directors was held by way of written resolution on 28 April 2011, whereby the first quarterly results of 2011was considered and approved.

(3)
The 14th meeting of the Fourth Session of the Board of Directors was held in Beijing on 13 May 2011. At this meeting, Mr. Fu Chengyu was appointed as the Chairman of the Fourth session of the Board of directors, and “the Working Rules for the Board Secretary” was considered and approved.

(4)
The 15th meeting of the Fourth Session of the Board of Directors was held in the headquarters of Sinopec Corp. on 26 August 2011, whereby the optimised and adjusted development target and strategies of Sinopec Corp. was discussed and decided, and the matters including the Company interim results of 2011, the “Special report of Company’s Fund Raising and Actual Use with regard to the Convertible Bonds of RMB23 billion”, the issuance of the domestic bonds as well as the issuance of convertible bonds of A shares were considered and approved.

(5)
The 16th meeting of the Fourth Session of the Board of Directors was held by way of written resolution on 27 October 2011, whereby the third quarterly results and the proposal regarding lowering the conversion price of Convertible Bonds of Sinopec. Corp. were considered and approved.

(6)
The 17th meeting of the Fourth Session of the Board of Directors was held by way of written resolution on 15 December 2011, whereby the matters regarding determining the downwards modified conversion price of the Sinopec CB and amendments to “the Insiders’ Registration System for the Inside Information of China Petroleum & Chemical Corporation” were considered and approved.

For details of each meeting, please refer to the announcements published in China Securities Journal, Shanghai Securities News and Securities Times on the next working day after each meeting and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange (on the same day of each meeting), and Sinopec Corp..

2	Implementation of resolutions passed at shareholders’ meeting by the Board of Directors

During the reporting period, all members of the Board of Directors of Sinopec Corp. performed their duties diligently in accordance with relevant laws and regulations and the Articles of Association, duly implemented the resolutions passed at the shareholders’ meetings, and achieved the various tasks delegated to them by the shareholders’ meetings.

3	Attendance of the Board meetings
During this reporting period, Sinopec Corp. held six Board meetings in total, the attendance of the current directors are as follows:

Statistics of the attendance of the Fourth Session of the Board of Directors:

	Attendance in	Attendance by
Name	person (times)	proxy (times)

Fu Chengyu	4	0
Wang Tianpu	6	0
Zhang Yaocang	6	0
Zhang Jianhua	6	0
Wang Zhigang	6	0
Cai Xiyou	6	0
Cao Yaofeng	5	1
Li Chunguang	6	0
Dai Houliang	6	0
Liu Yun	6	0
Li Deshui	5	1
Xie Zhongyu	6	0
Chen Xiaojin	6	0
Ma Weihua	6	0
Wu Xiaogen	5	1

Note:
Due to the adjustment of Mr. Su Shulin’s work, he resigned as the chairman of the Board of Directors and director on 20 April 2011 and Mr. Fu Chengyu was elected as the chairman of the Board of Directors and director on 13 May 2011.

No directors were absent from the meeting of the Board of Directors in successive sessions.

4	Meetings of Board committees

During the reporting period, the Audit Committee held four meetings,the Remuneration and Appraisal Committee held one meeting and the Strategy Committee held one meeting. All the members of these committees had attended the relevant meetings. Details of those meetings are as follows:

(1) Meetings of the Audit Committee
a.
The 7th meeting of the Fourth Session of the Audit Committee was held in Beijing, China on 23 March 2011, whereby “Explanation for the Business Performance and Financial Situations for the year 2010”, the financial statements for 2010 as audited by KPMG Huazhen and KPMG respectively in accordance with Accounting Standards for Business Enterprises (“ASBE”) and International Financial Reporting Standards (“IFRS”), the “Internal Control Self-Assessment Report”, the “Proposal on the Auditing Fee of KPMG Huazhen and KPMG for 2010”, the “Proposal on the Engagement of Domestic and Overseas Auditors for 2011 and Submitting to Annual General Meeting of Shareholders for Approval and Authorizing Board of Directors to Determine their Remunerations”, the “Reports on Auditing Work for 2010 and Plan of Auditing Work for 2011” were considered; and the report on auditing of financial report for 2010 by KPMG Huazhen and KPMG was heard and the “Opinions on Reviewing the Financial Statements for 2010 and Relevant Issues” was issued.

b.
The 8th meeting of the Fourth Session of the Audit Committee was held by way of written resolution on 28 April 2011, whereby “the First Quarterly Report of 2011” was reviewed and the “Opinions on Reviewing the Financial Statements for the First Quarter of 2011” was issued.

c.
The 9th meeting of the Fourth Session of the Audit Committee was held in Beijing, China on 24 August 2011, whereby the “Explanation for the Business Performance and Financial Situations for the First Half of 2011”, the interim results of 2011 as audited by KPMG Huazhen and KPMG respectively in accordance with ASBE and IFRS, the “Report on Auditing Work for the First Half Year of 2011 and Auditing Work Arrangement for the Second Half Year of 2011” were considered; and the report on auditing of financial report for the first half year of 2011 by KPMG Huazhen and KPMG was heard and the “Opinions on Reviewing the Financial Statements for the First Half of 2011” was issued.

d.
The 10th meeting of the Fourth Session of the Audit Committee was held by way of written resolution on 26 October 2011, whereby “the Third Quarterly Report of 2011” was reviewed and the “Opinions on Reviewing the Third Quarterly Report of 2011” was issued.

(2) Meeting of the Remuneration and Appraisal Committee

The 2nd meeting of the Fourth Session of the Remuneration and Appraisal Committee was held in Beijing, China on 23 March 2011, whereby the “Report on Implementation of the Rules of the Remuneration of Directors, Supervisors and Other Senior Management for 2010” was considered, and the “Opinions on Reviewing the Implementation of the Rules of the Remuneration of Directors, Supervisors and Senior Management” was issued.

(3) Meeting of Strategy Committee

The 2nd meeting of the Fourth Session of Strategy Committee was held in Beijing, China on 23 March 2011, whereby the “Outline on Twelfth Five-Year Development Plan of Sinopec Corp.” was considered and the “Opinions on Reviewing the Outline on Twelfth Five-Year Development Plan of Sinopec Corp.” was issued.

5	Performance

The financial results of the Company for the year ended 31 December 2011 prepared in accordance with IFRS and its financial position as at that date and the accompanying analysis are set out from page 138 to page 194 in this annual report.

6	Dividend
Formulation and performance of Cash dividend policy:

The Board of Directors will determine the payment of dividends, if any, on a per share basis. Any final dividend for a financial year shall be subject to shareholders’ approval. The Board of Directors may declare interim and special dividends at any time under general authorisation by a shareholders’ ordinary resolution. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on the Company’s results of operations, cash flows, financial condition, the cash dividends paid by the subsidiaries of Sinopec Corp., future prospects and other factors which the Board of Directors may determine are important.

In addition to cash, dividends may be distributed in the form of shares. Any distribution of shares, however, must be approved by special resolution of the shareholders.

The distributable profits consist of the distributable profits of the relevant year and the undistributed profits carried forward from the previous year. The distributable profits shall be made based on the distributable profits in the financial statements prepared under ASBE or IFRS whichever is lower, with ten percent of the profits transferred to the statutory common reserve fund and any surplus reserve fund deducted thereof. The amount of the dividend distribution will be up to 40% of the distributable profits.

Proposals for dividend distribution
At the 18th meeting of the Fourth Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a final cash dividend of RMB0.20 per share (including tax). With an interim distributed dividend of RMB0.10 per share (including tax), the total dividend for year 2011 is RMB 0.30 per share (including tax). The distribution proposal will be implemented upon approval by the shareholders at the annual general meeting for 2011. The final dividends will be distributed on or before 7 June 2012, Thursday, to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on 25 May 2012, Friday. The register of members for H shares of Sinopec Corp. will be closed from 21 May 2012, Monday, to 25 May 2012, Friday, (both dates are inclusive). In order to qualify for the final dividend, the holders of H shares must lodge all share certificates accompanied by the transfer documents with HKSCC Nominees Limited, at 1712-1716 on 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong before 4:30 p.m. on 18 May 2012, Friday, for registration.

The dividend will be denominated and declared in RMB, and distributed to domestic shareholders in RMB and to foreign shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H shares of Sinopec Corp. when distributing final dividends to them. Any H shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority and withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at 25 May 2012.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for dividend with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H shares wish to reclaim the extra amount withheld (the “Extra Amount’) due to the application of 10% tax rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. within the timeline set out below. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Sinopec Corp. shall take the registered address (hereby referred to as “registered address”) as recorded in the register of members before the close of business on 18 May 2012 (i.e. 4:30 pm) as the basis in determining the residence of the individual holders of the H shares. Should the residence of the individual shareholders of the H shares is inconsistent with the registered address or should they wish to reclaim the Extra Amount, they should submit the evidence required by the related notice of the tax agreement in person to the share registrar of Sinopec Corp. for H shares on or before 4:30pm on 18 May 2012 at Hong Kong Securities Clearing Company Limited (whose address is 17M Floor, Hopewell Centre,183 Queen’s Road East, Wan Chai, Hong Kong). After the related evidence is reviewed by the competent tax authority, Sinopec Corp. will follow the guidance of such tax authority to arrange the withholding and payment accordingly. If the individual holders of the H shares fail to provide Sinopec Corp. with the required evidence within the timeline set out in this paragraph, such shareholders can either deal with the relevant procedures as required by the notice of the tax agreement personally or by proxy.

Sinopec Corp. assumes no responsibility and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any dispute over the mechanism of withholding. Shareholders should consult their tax advisers regarding the PRC, Hong Kong and other tax implications of owning and disposing of the H shares of Sinopec Corp..

The dividend distribution or capital reserves capitalisation and profit sharing declared by Sinopec Corp. in the last three years as follows:

	2010	2009	2008

Cash dividends (RMB/share)	0.21	0.18	0.12
Total amount of cash dividends (RMB million, including taxes)	18,207	15,606	10,404
Net profits attributed to the shareholders of the listed company shown
in the consolidated statement for the dividend year (RMB million).	70,713	62,677	311.19
Ratio between the dividends and the net profit attributed to the shareholders
of the listed company in the consolidated statement	25.7%	24.9%	33.4%
Number of bonus shares per share (share)	0	0	0
Transfer of capital reserve to shares for each 10 existing shares (share)	0	0	0

The aggregate cash dividend declared by Sinopec Corp. during the three years from 2008 to 2010 is RMB 0.51 per share, and the dividend from 2008 to 2010 as a percentage of average net profits in the three years is 80.6%. It fulfilled the conditions for refinancing in the domestic securities market provided by the “Decisions on Modifying Provisions Concerning Cash Dividends of Listed Companies” issued by CSRC.

7	Responsibilities for the Company internal control

The Board of Directors of Sinopec Corp. is fully responsible for establishing and maintaining the internal control system related to the financial reporting as well as ensuring its effective implementation. In 2011, the Board assessed internal control of Sinopec Corp. of the year 2011 according to “the Basic Standard for Enterprise Internal Control”, “Application Guidelines for Enterprise Internal Control” and “Estimation Guidelines for Enterprise Internal Control”. There were no significant defects as of 31 December 2011. The internal control system of Sinopec Corp. related to the financial reporting is sound and effective.

The 18th meeting of the Fourth Session of the Board of Directors on 23 March 2012 considered and approved “2011 Annual Internal Control Self-Assessment Report of Sinopec Corp.”, and all members of the Board ensured that the contents of the report are authentic, accurate and complete, and without any misrepresentation, misleading statements or material omissions.

8	Major suppliers and customers

During the reporting period, the total amount of purchases from the top five suppliers of Sinopec Corp. accounted for 41.5 %of the total purchases by Sinopec Corp., of which the total purchases from the largest supplier accounted for 22.3% of the total purchases.

The total sales to the five largest customers of Sinopec Corp. accounted for 9 % of the total sales of Sinopec Corp., of which sales to the largest customer accounted for 3% of the total sales.

During the reporting period, other than the connected transactions with the controlling shareholder, China Petrochemical Corporation, and its subsidiaries, as disclosed in the Section headed “Connected Transaction” of this annual report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding 5% or more of the share capital of Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

9	Bank loans and other borrowings
Details of bank loans and other borrowings of Sinopec Corp. as of 31 December 2011 are set out in note 29 to the financial statements prepared in accordance with IFRS in this annual report.

10	Fixed assets
During the reporting period, changes to the fixed assets of Sinopec Corp. are set out in note 17 to the financial statements prepared in accordance with IFRS in this annual report.

11	Reserves

During the reporting period, changes to the reserves of Sinopec Corp. are set out in the consolidated statement of changes in shareholders’ equity in the financial statements prepared in accordance with IFRS in this annual report.

12	Donations
During the reporting period, the amount of charity donations made by Sinopec Corp. amounted to RMB 43 million.

13	Pre-emptive rights

Pursuant to the Articles of Association of Sinopec Corp. and the laws of the PRC, shareholders of Sinopec Corp. are not entitled to any pre-emptive rights, therefore the existing shareholders cannot request the Sinopec Corp. to allot new shares to them first in proportion to their shareholdings.

14	Repurchase, sales and redemption of shares
During the reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries.

15	Risk factors

In the course of its production and operations, Sinopec Corp. actively takes various measures to avoid operational risks. However, in practice, it may not be possible to prevent the occurrence of the risks and uncertainties below.

Risks with regard to variation in macroeconomic situation: The business results of the Company are closely related to China’s economic situation as well as global economic situation. Although global economy is on track of slow recovery after the financial crisis, it is unstable and has not yet entered into a virtuous circle featured by stability and growth. The business of the Company may be adversely affected by such factors as the impact on export due to trade protectionism of some countries, impact on import which is likely caused by regional trade agreements and etc..

Risks with regard to cyclical effects of the industry: The majority of the business income of the Company comes from the sales of petroleum products and petrochemical products, and part of the businesses and their related products are cyclical and sensitive to macro economy, cyclical changes of regional and global economy, the changes of the production capacity and output, demands of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with upstream, midstream and downstream businesses, it can only mitigate the adverse influences of periodicity of the industry to some extent.

Risks with regard to macroeconomic policies and government regulation: Although the government is gradually relaxing the market entry regulations with regard to petroleum and petrochemicals businesses, the domestic petroleum and petrochemical industries are still subject to entry controls to a certain degree, which include: issuing license of crude oil and natural gas production, issuing license of sales of crude oil and natural gas, determining the maximum retail prices of gasoline, diesel and other petroleum products, the taxation of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, environmental protection and quality standards, formulation of policies on energy-saving and emission-reduction; meanwhile, there could be potential changes to macroeconomic and industry policies such as: further improvement of pricing mechanism of petroleum products, reforming and improvement of pricing mechanism of natural gas, and reforming in environmental tax, which could impact on the production and operations of the Company. Such regulations may have material effects on the operations and profitability of the Company.

Risks with regard to change of environmental legislation requirements: Our operation and production activities generate waste water, gas and solid. The Company has built up supporting effluent treatment systems to prevent and reduce pollution. The relevant government authorities may promulgate and implement more strict environmental protection laws and regulations, adopt more strict environment protection standards. Under the above-mentioned situation, the Company may incur more expenses in relation to the environment protection accordingly.

Risks with regard to uncertainties with obtaining additional oil and gas resources: The Company’s ability to achieve sustainable development depends, to a certain extent, on our ability of discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces inherent risks associated with exploration and production and/or with acquiring oil and natural gas resources. The Company will have to invest a large amount of funds with no guarantee of certainty. If the Company fails to acquire additional resources through further exploration and production or acquisition, the oil and natural gas reserves and production of the Company will decline over time which will adversely affect the Company’s financial situation and operational performance.

Risks with regard to external purchase of crude oil: A significant amount of crude oil as need by the Company is purchased externally. In recent years, especially influenced by the unstability of international financial market and geopolitics issues, the crude oil prices are subject to significant fluctuations. Additionally, and the supply of crude oil may even be interrupted due to major abrupt incidents. Although the Company has designed a specific emergency response plan, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and disruption of regional supply of crude oil.

Risks with regard to operational risks and natural disasters: The process of petroleum chemical production is exposed to risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impact to the society, major financial losses to the Company and grievous injuries to people. The Company always pay great emphasise on the safety of production and has implemented a strict HSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, certain investment risks may exist in the sense that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of RMB. In addition, the flexibility of the exchange rate of RMB has a trend of increasing. As the Company purchases a significant portion of crude oil in foreign currency which are based on US dollar-denominated prices, fluctuations in the exchange rate of Renminbi against US dollars and certain other foreign currencies may affect the Company’s purchasing costs of crude oil.

By order of the Board
Fu Chengyu
Chairman, Board of Directors

Beijing, China
23 March 2012

REPORT OF THE BOARD OF SUPERVISORS

Mr. Wang Zuoran, Chairman of the Board of Supervisors

Dear shareholders:

The Fourth session of the Board of Supervisors and each supervisor of Sinopec Corp. actively attend the meetings held by the Board of Directors and shareholders’ meetings, carefully review each significant decision-making with regard to issues including production operations, financial management, connected transactions, material guarantees, diligently perform the supervision responsibilities, actively participate in the process of supervision and protect the interests of shareholders and the Company in accordance with the “Company Law of the People’s Republic of China” and “the Articles of Association of Sinopec Corp.”.

During this reporting period, the Board of Supervisors held four meetings in total, and mainly reviewed the financial reports of Sinopec Corp., self-assessment report of internal control and sustainable development report, etc.

On 25 March 2011, the 8th meeting of the Fourth session of the Board of Supervisors was held and approved: “Annual Financial Statement of Sinopec Corp. for 2010”, “Annual Report of Sinopec Corp. for 2010”, and “Annual Sustainable Development Report of Sinopec Corp. for 2010”, “Self Assessment Report of Internal Control” and “Report on the Work of Board of Supervisors of Sinopec Corp. for 2010”, and relative resolutions were passed at the meeting.

On 28 April 2011, the 9th meeting of the Fourth session of the Board of Supervisors was held and “the First Quarterly Report of Sinopec Corp. for 2011” was reviewed and approved.

On 26 August 2011, the 10th meeting of the Fourth session of the Board of Supervisors was held and “the Interim Financial Statement of Sinopec Corp. for 2011”, and “the Interim Report of Sinopec Corp. for 2011” were reviewed and approved and relative resolutions were passed at the meeting .

On 27 October 2011 the 11th meeting of the fourth session of the Board of Supervisors was held and “the Third Quarterly Report of Sinopec Corp. for 2011” was reviewed and approved.

During this reporting period, the Board of Supervisors organised some supervisors to visit branches or subsidiaries located in Jiangsu, Shanghai, Guangdong, Guangxi for better understanding of the operations of these enterprises. The supervisors attended trainings organised by China Securities Regulatory Commission and other related government authorities so as to further improve their capabilities in performing supervisory duties.

Through process supervision on significant decision-makings and routine supervision on the operations, the Board of Supervisors hold the following opinions: Facing the complex domestic and international environment, the Company took the opportunities of rapid and steady economic growth in China, adhered to its principles in operation of “standardisation, professionalism and integrity”, actively expanded the resources, reinforced the strength of market development, and optimised the operation which resulting in steady increase in productions and improvement in operations with good operating results.

Firstly, the Board of Directors diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made scientific decisions on major issues concerning production and operation, reforms and development, etc; and the senior management diligently implemented the resolutions adopted by the Board of Directors, optimised the internal control, reinforced precision management, strived to lower the costs and enhance efficiency and strengthened the technological innovation. As a result, all work received remarkable effects. The Board of Supervisors did not discover any behaviors of any directors or senior management which constituted violations of laws, regulations, the Articles of Association, or were detrimental to the interests of Sinopec Corp. or the shareholders.

Secondly, the annual financial statement of 2011, issued by the Company, was prepared in accordance with ASBE and IFRS respectively, and met with relative requirements of domestic and international securities authorities and truly and fairly reflected the Company’s financial status and operational performance.

Thirdly, all connected transactions between Sinopec Corp. and China Petrochemical Corporation were in compliance with the relevant rules and regulations of listing places. All the connected transactions were conducted on the basis of fair and reasonable price and in line with the principle of “fairness, justice and transparency”. Nothing in these transactions was found to be detrimental to the interests of Sinopec Corp. or the non-connected shareholders.

Fourthly, the Board of Supervisors reviewed the Company’s Report on Internal Control and Self-Assessment and came to a conclusion that such report was objective, comprehensive and accurate, therefore there was no objection to such report by the Board of Supervisors.

Fifthly, Sinopec Corp. strictly implemented the special banking account for proceeds and all the applicantion of proceeds have been matched with their disclosure. The Board of Supervisors have found no difference on the report.

Sixthly, the Company timely disclosed the material information according to the regulations of securities supervisory authorities, and the information disclosed was authentic, accurate and complete.

In May of this year, this session of the Board of Supervisors will expired. During these three years, the Board of Supervisors focused on the inspection and supervision to the Company’s financial situations, diligently reviewed and provided their true opinion on the Company’s interim and annual financial statements. The Board of Supervisors actively participated in the process supervision on major decision-makings and reviewed quarterly, interim and annual reports, the reports on self-assessment of internal control, the sustainable development reports as well as the resolutions on assets and equity acquisitions. Furthermore, the Board of Supervisors reinforced the daily supervision on the directors and the senior management and totally twelve meetings were held during these three years. Through participation in the meetings of the Board of Directors, the shareholders’ meetings and communication with the external auditors, etc. the Board of Supervisors acknowledged and supervised the enforcement of resolutions approved by the shareholders’ meetings or the Board meeting by the directors and senior management in a timely manner and helped the Company operate and develop in line with laws and regulations. The supervisors inspected many subsidiaries and branches to strengthen the supervision roles. Through the inspections, the Board of Supervisors have understood more on production management and internal control, advised the Company to reinforce management, avoid risks and enhance profit. The Board of Supervisors have improved its own capacity through visits to SABIC Co. and Deutch Bank by some of the Board members. The Board of Supervisors have gained experience from major international companies on corporate governance and internal control.

Sinopec Corp. has been on the new charted route to build a world class energy and chemical corporation. I believe that the new session of the Board of Supervisors will diligently perform its responsibilities, strengthen supervision role, and make more contributions to develop Sinopec Corp. into a world-leading energy and chemical company in accordance with the Company Law, other related requirements of securities regulators and the Articles of Association.

Wang Zuoran
Chairman, Board of Supervisors

Beijing, China
March 23, 2012

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1	Introduction of Directors, Supervisors and other Senior Management

(1)	Directors

Fu Chengyu, aged 60, Chairman of Board of Directors of Sinopec Corp., President and Secretary of Communist Party of China (CPC) Leading Group of China Petrochemical Corporation. Mr. Fu is a senior economist and obtained a master degree. In 1983, he successively served as Chairman of the Joint Management Committee of the joint venture projects established between China National Offshore Oil Corporation (CNOOC) and those foreign oil giants such as Amoco, Chevron, Texaco, Phillips, Shell and Agip, etc; from 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Nanhai East Corporation; in December 1995, he served as vice president of USA Phillips International Petroleum Company (Asia), and concurrently as General Manager of the Xijiang Development Project; in April 1999, he was appointed as General Manager of China National Offshore Oil Nanhai East Corporation; in September 1999, he was appointed as Executive Director, Executive Vice President and Chief Operating Officer of China National Offshore Oil Co., Ltd.; in October 2000, he was appointed as Deputy General Manager of CNOOC; in December 2000, he concurrently served as President of China National Offshore Oil Co., Ltd; in August 2002, he served as Chairman and CEO of China Oilfield Services Co., Ltd. as a subsidiary of CNOOC; in October 2003, he served as General Manager of CNOOC, and concurrently as Chairman and CEO of China National Offshore Oil Co., Ltd.; on September 16, 2010, Mr. Fu resigned the post of CEO of China National Offshore Oil Co., Ltd. and continued to serve as Chairman; in April 2011, he served as Chairman and Secretary of CPC Leading Group of China Petrochemical Corporation; on May 13, 2011, he was appointed as Chairman of Board of Directors of Sinopec Corp.

Wang Tianpu, aged 49, Vice Chairman of Board of Directors and President of Sinopec Corp. Mr. Wang is a professor level senior engineer and obtained a PhD Degree. In March 1999, he was appointed as Vice President of Qilu Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Qilu Branch Company; in September 2000, he was appointed as President of Sinopec Qilu Branch Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as President of Sinopec Corp.; in May 2009, he was elected as Vice Chairman of Board of Directors and President of Sinopec Corp. in August 2011, he was elected as Board Director and President of China Petrochemical Corp.

Zhang Yaocang, aged 58, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Zhang is a professor level senior engineer and obtained a graduate degree of Graduate School. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, MGMR; in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co. Ltd; in April 2000, he was appointed as Assistant to President of China Petrochemical Corporation and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co. Ltd; in July 2001, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Zhang Jianhua, aged 47, Board Director and Senior Vice President of Sinopec Corp. Mr. Zhang is a professor level senior engineer and obtained a PhD degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Branch Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Branch Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Wang Zhigang, aged 54, Board Director and Senior Vice President of Sinopec Corp. Mr. Wang is a professor level senior engineer and obtained a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Oilfield Exploration and Development Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Cai Xiyou, aged 50, Board Director and Senior Vice President of Sinopec Corp. Mr. Cai is a professor level senior economist and obtained a master degree. In June 1995, he was appointed as Vice President of Jingzhou Petrochemical Corporation of the former China Petrochemical Corporation; in May 1996, he was appointed as Vice President of Dalian West Pacific Petrochemical Corporation; in December 1998, he was appointed as Vice President of Sinopec Sales Co., Ltd.; in June 2001, he was appointed as Executive Vice President of Sinopec Sales Co., Ltd.; in December 2001, he served as Board Director and President of China International United Petroleum & Chemicals Co., Ltd. (UNIPEC); in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Cao Yaofeng, aged 58, Board Director of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Cao is a professor level senior engineer and obtained a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration Bureau; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director Genaral of Shengli Petroleum Administration Bureau of China Petrochemical Corporation and Chairman of Board of Directors of Sinopec Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of China Petrochemical Corporation; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.

Li Chunguang, aged 56, Board Director of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Li is a professor level senior engineer and obtained a university diploma. In August 1991, he was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.

Dai Houliang, aged 48, Board Director and Senior Vice President of Sinopec Corp. Mr. Dai is a professor level senior engineer and obtained a PhD Degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Yangzi Petrochemical Corporation; in December 2004, he served as concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; and in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Liu Yun, aged 55, Board Director of Sinopec Corp., Chief Accountant of China Petrochemical Corporation. Mr. Liu is a senior accountant and obtained a master degree. In December 1998, he was appointed as Deputy Director General of Financial Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Financial Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Financial Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; and in May 2009, he was elected as Board Director of Sinopec Corp.

Li Deshui, aged 67, Independent Non-executive Director of Sinopec Corp. Mr. Li is a senior engineer, a research fellow, a part time professor at Schools of Economics at both Peking University and Renmin University of China, and obtained a university diploma. In 1992, he was appointed as Deputy Director General of National Economy Comprehensive Department of State Planning Commission; in May 1996, he was appointed as Director General of National Economy Comprehensive Department of State Planning Commission; in November 1996, he was appointed as Vice Mayer of Chongqing City in Sichuan Province; in March 1997, he was appointed as Vice Mayer of Chongqing Municipality directly under the Central Government; in November 1999, he was appointed as Deputy Director General and Member of CPC Leading Group of State Council Research Office; in April 2002, he was appointed as Secretary of CPC Leading Group and Vice President of China International Engineering Consulting Corporation; in March 2003, he was appointed as Secretary of CPC Leading Group and Director General of State Statistics Bureau, Member of Monetary Policy Committee of the People’s Bank of China, and President of China Statistics Institute; in March 2005, he was elected as Vice Chairman of 36th Session United Nations Statistics Commission; in March 2005, he served as Member of 10th Session CPPCC; in April 2006, he was appointed as Member of Economy Commission of CPPCC; in March 2006, he was appointed as Consultant of State Statistics Bureau; in March 2008, he served as Member of 11th Session CPPCC and Deputy Director General of its Economy Commission; in May 2006, he was elected as Independent Non-executive Director of Sinopec Corp.

Xie Zhongyu, aged 68, Independent Non-executive Director of Sinopec Corp. Mr. Xie is a senior engineer and obtained a university diploma. In May 1986, he was appointed as Deputy Director General for both Investigation and Research Office and Policy Research Office in Ministry of Chemical Industry; in November 1988, he was appointed as Director General of Department of Policy, Laws & Regulations of Ministry of Chemical Industry; in December 1991, he was appointed as Director General of Department of Policy, Laws & Regulations of Ministry of Chemical Industry; in September 1993, he was appointed as Director General of General Office of Ministry of Chemical Industry; in June 1998, he was appointed as Deputy Director General, Member of CPC Leading Group of State Petroleum and Chemical Industry Bureau; from June 2000 to December 2006, he served as Chairman of the Board of Supervisors for Key Large-scaled State Owned Enterprises; in October 2007, he was elected as Board Director of Nuclear Power Technology Corporation; and in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Chen Xiaojin, aged 67, Independent Non-executive Director of Sinopec Corp. Mr. Chen is a senior engineer (research fellow level) and obtained a university diploma. In December 1982, he was appointed as President of Tianjin Ship Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China State Shipbuilding Trading Company; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China State Shipbuilding Trading Company; in October 1996, he was elected as concurrently as Chairman of Board of Directors of China State Shipbuilding Trading Company; from June 1999 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Ma Weihua, aged 63, Independent Non-executive Director of Sinopec Corp. Mr. Ma is a senior economist and obtained a PhD Degree. In May1988, he was appointed as the Deputy Director of the General Affairs Office of the People’s Bank of China (“PBOC”); in March 1990, he was appointed as the Deputy Director of Fund Planning Department of PBOC; in October 1992, he was appointed as the branch President and Secretary of the CPC Leading Group of the Hainan Branch of PBOC; in January 1999, he was appointed as the Director, Governor and Secretary of the CPC Leading Group of China Merchants Bank; and in May 2010, he was elected as Independent Non-executive Director of Sinopec Corp.

Wu Xiaogen, aged 46, Independent Non-executive Director of Sinopec Corp. Mr. Wu is a research fellow and obtained a PhD Degree. In April 1998, he was appointed as the General Manager Assistant and Deputy General Manager of Bond Department of China Golden Canyon International Trust and Investment Co., Ltd.; in March 1999, he was appointed as the Deputy General Manager of Securities Management Head-Office of China Science & Technology International Trust and Investment Corporate, and concurrently as the General Manager of Organization Management Department of this Corporate; in July 2000, he served as the Director of Audit Teaching and Research Office of Accountancy Institute of Central Finance and Economics University; in September 2003, he served as the Deputy Director of Accountancy Institute of Central Finance and Economics University; in November 2004, he was appointed as the Chief Accountant of China First Heavy Machinery Group Corporate; since January 2012, he was appointed as an independent non-executive director of centrally controlled state owned enterprise; from May 2005 to May 2008, he was appointed as the Independent Non-executive Director of Heilongjiang SunField Science and Technology Co., Ltd.; from January 2003 to January 2009, he was appointed as the Independent Non-executive Director of Beijing AriTime Intelligent Control Co., Ltd.; in March 2010, he was appointed as the Independent Non-executive Director of China Eastern Airline Co., Ltd.; in January 2011, he was appointed as the Independent Non-executive Director of China Three Gorges Corporation; and in May 2010, he was elected as the Independent Non-executive Director if Sinopec Corp.

The members of the Fourth Session of the Board of Directors

Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2011 ( RMB 10,000, before tax)	Whether paid by the holding Company	Shares held at Sinopec Corp (as at 31 December)
							2011	2010

Fu Chengyu	Male	60	Chairman	2011.05-2012.05	—	Yes	0	0
Wang Tianpu	Male	49	Vice Chairman, President	2009.05-2012.05	98.31	No	0	0
Zhang Yaocang	Male	58	Vice Chairman	2009.05-2012.05	—	Yes	0	0
Zhang Jianhua	Male	47	Board Director, Senior Vice President	2009.05-2012.05	97.11	No	0	0
Wang Zhigang	Male	54	Board Director, Senior Vice President	2009.05-2012.05	97.11	No	0	0
Cai Xiyou	Male	50	Board Director, Senior Vice President	2009.05-2012.05	97.11	No	0	0
Cao Yaofeng	Male	58	Board Director	2009.05-2012.05	—	Yes	0	0
Li Chunguang	Male	56	Board Director	2009.05-2012.05	—	Yes	0	0
Dai Houliang	Male	48	Board Director, Senior Vice President	2009.05-2012.05	97.11	No	0	0
Liu Yun	Male	55	Board Director	2009.05-2012.05	—	Yes	0	0
Li Deshui	Male	67	Independent Non - Executive Director	2009.05-2012.05	24(Director’s Fees)	No	0	0
Xie Zhongyu	Male	68	Independent Non - Executive Director	2009.05-2012.05	24(Director’s Fees)	No	0	0
Chen Xiaojin	Male	67	Independent Non - Executive Director	2009.05-2012.05	24(Director’s Fees)	No	0	0
Ma Weihua	Male	63	Independent Non - Executive Director	2010.05-2012.05	24(Director’s Fees)	No	0	0
Wu Xiaogen	Male	46	Independent Non - Executive Director	2010.05-2012.05	24(Director’s Fees)	No	0	0

(2)	SUPERVISORS

Wang Zuoran, aged 61, Chairman of Board of Supervisors of Sinopec Corp., Mr. Wang is a professor level senior economist and obtained a university diploma. In October 1994, he was appointed as Vice President and Secretary of CPC Committee of Shengli Petroleum Administration Bureau; in February 2000, he was appointed as Assistant to the President of China Petrochemical Corporation; in July 2001, he was appointed as Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation; in February 2000, he was elected as Supervisor of Sinopec Corp.; and in April 2003, he was elected as Chairman of Board of Supervisors of Sinopec Corp.

Zhang Youcai, aged 70, Vice Chairman of Board of Supervisors of Sinopec Corp. and Independent Supervisor. Mr. Zhang is a professor and obtained a university diploma. In February 1983, he was successively appointed as Vice Mayer, Deputy Secretary of CPC committee, and Mayer of Nantong City; in December 1989, he was appointed as Vice Minister and Member of CPC Leading Group of Ministry of Finance (From May 1994 to March 1998, he served concurrently as Director General of National State-Owned Assets Administration); in March 2003, he was elected as Standing Committee Member of 10th Session of National People’s Congress (NPC) and Deputy Director General of Finance & Economy Commission of NPC; in April 2003, he was elected as Independent Supervisor of Sinopec Corp.; and in May 2006, he served as Vice Chairman of Board of Supervisors and Independent Supervisor of Sinopec Corp.

Geng Limin, aged 57, Supervisor of Sinopec Corp., Director General of Supervision Department of Sinopec Corp., Vice Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation, Director General of Supervision Bureau of China Petrochemical Corporation. Mr. Geng is a senior administration engineer and obtained a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of China Petrochemical Corporation; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Trade Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation and Director General of Supervision Bureau of China Petrochemical Corporation; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 51, Supervisor of Sinopec Corp. and Director General of Auditing Department of Sinopec Corp.. Mr. Zou is a professor level senior accountant and obtained a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Li Yonggui, aged 71, Independent Supervisor of Sinopec Corp. Mr. Li is a senior economist, a Certified Public Accountant (CPA) and obtained a university diploma. In February 1985, he was appointed as Deputy Director General of Taxation Administration of Ministry of Finance; in December 1988 he was appointed as Chief Economist in State Taxation Administration; in April 1991, he was appointed as Deputy Director General of State Taxation Administration; in February 1995, he was appointed as Chief Economist of State Taxation Administration; in April 2000, he started to serve as President of Chinese Certified Tax Agents Association; in July 2008, he started to serve as Consultant of Chinese Certified Tax Agents Association; in November 2004, he started to serve as Vice President of the Chinese Institution of Certified Public Accountants; and in April 2003, he was elected as Independent Supervisor of Sinopec Corp.

Zhou Shiliang, aged 54, Employee Representative Supervisor of Sinopec Corp. and Director General of Personnel Departments of Sinopec Corp.. Mr. Zhou is a professor level senior engineer and obtained a master degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company;in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Development Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of Sinopec Personnel Department of Sinopec Corp.; and in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 54, Employee Representative Supervisor of Sinopec Corp., Vice President of Sinopec Northwest Oilfield Company. Mr. Chen is a senior engineer and a graduate from Postgraduate School. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under China Petrochemical Corporation; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under China Petrochemical Corporation; in March 2008, he was appointed as Vice President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Jiang Zhenying, aged 47, Employee’s Representative Supervisor of Sinopec Corp., General Director (General Manager), Executive Director and Secretary of CPC Committee of Sinopec Supplies & Equipment Department (China Petrochemical International Co., Ltd.). Mr. Jiang is a professor level senior economist and obtained a Doctor Degree. In December 1998, he was appointed as the deputy general manager of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the vice director of Sinopec Supplies & Equipment Department; in December 2001, he was appointed as the director of Sinopec Supplies & Equipment Department and in November 2005 concurrently held the positions of Chairman, General Manger and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the director (general manager), executive director and secretary of the CPC committee of Sinopec Supplies & Equipment Department (China Petrochemical International Co., Ltd.); and in April 2010, he was appointed as the director (general manager), executive director and deputy secretary of the CPC committee of Sinpoec Materials procurement Department (China Petrochemical International Co., Ltd.): and in December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 48, Employee’s Representative Supervisor of Sinopec Corp., General Director of Sinopec Production Management Department. Mr. Yu is a professor level senior engineer and obtained a university degree. In June 2000, he was appointed as the deputy general manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the board director and deputy general manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the deputy manager of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the manager and the vice secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, appointed as the director of Sinopec Production Management Department; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

The members of the Fourth Session of the Board of Supervisors:

Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2011 (RMB10,000, before tax)	Whether paid by the holding Company	Shares held at Sinopec (as of 31 December)
							2011	2010

Wang Zuoran	Male	61	Chairman, Supervisory Board	2009.05-2012.05	—	Yes	0	0
Zhang Youcai	Male	70	Vice Chairman, Independent Supervisor	2009.05-2012.05	24 (Supervisor’s Fees)	No	0	0
Geng Limin	Male	57	Supervisor	2009.05-2012.05	—	Yes	0	0
Zou Huiping	Male	51	Supervisor	2009.05-2012.05	50.39	No	0	0
Li Yonggui	Male	71	Independent Supervisor	2009.05-2012.05	24 (Supervisor’s Fees)	No	0	0

Zhou Shiliang	Male	54	Employee’s Representative Supervisor	2009.05-2012.05	50.39	No	0	0
Chen Mingzheng	Male	54	Employee’s Representative Supervisor	2009.05-2012.05	48.46	No	0	0
Jiang Zhenying	Male	47	Employee’s Representative Supervisor	2010.12-2012.05	45.32	No	0	0
Yu Renming	Male	48	Employee’s Representative Supervisor	2010.12-2012.05	48.52	No	0	0

(3)	OTHER MEMBERS OF SENIOR MANAGEMENT

Wang Xinhua, aged 56, CFO of Sinopec Corp., Director General of Financial Department of Sinopec Corp. Mr. Wang is a professor level senior accountant and obtained a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in October 2004, he was appointed as Director General of Finance & Planning Department of China Petrochemical Corporation; in May 2008, he was appointed as Director General of Finance Department of China Petrochemical Corporation; in March 2009, he was appointed as Director General of Finance Department of Sinopec Corp.; in May 2009, he was appointed as CFO of Sinopec Corp.

Zhang Kehua, aged 58, Vice President of Sinopec Corp., Director General of Engineering Department of Sinopec Corp. Mr. Zhang is a professor level senior engineer and obtained a master degree. In February 1994, he was appointed as Vice President of No.3 Construction Company of the former China Petrochemical Corporation; in April 1996, he was appointed as Deputy Director General of Engineering & Construction Department (concurrently Vice President of Engineering & Construction Co., Ltd.) of the former China Petrochemical Corporation; in December 1998, he was appointed as Deputy Director General of Engineering & Construction Department of China Petrochemical Corporation; in September 2002, he was appointed as Director General of Engineering & Construction Department of China Petrochemical Corporation; in June 2007, he was appointed as Director General of Engineering Department of Sinopec Corp.; in May 2006, he was appointed as Vice President of Sinopec Corp.

Zhang Haichao, aged 54, Vice President of Sinopec Corp, Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd. Mr. Zhang is a professor level senior economist and obtained a mater degree. In March 1998, he was appointed as Deputy General Manager of Zhejiang Petroleum Corporation; in September 1999, he was appointed as General Manager of Zhejiang Petroleum Corporation; in February 2000, he was appointed as General Manager of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Deputy General Manager of Sinopec Sales Co., Ltd.; in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and Manager of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was elected as Employee Representative Supervisor of Sinopec Corp. and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng, aged 49, Vice President of Sinopec Corp, General Director of Sinopec Exploration and Development Department. Mr. Jiao is a professor level senior engineer and obtained the PhD Degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Development Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the General Director of Sinopec Exploration and Development Department and in October 2006, he was appointed as Vice President of Sinopec Corp.

Lei Dianwu, aged 49, Vice President of Sinopec Corp, General Director of Sinopec Development & Planning Department. Mr. Lei is a Senior Engineer and obtained university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President in Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in May 2009, he was appointed as Vice President of Sinopec Corp.

Ling Yiqun, aged 49, Vice President of Sinopec Corp, General Director of Sinopec Refining Department. Mr. Ling is a professor level senior engineer and obtained mater degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the refining dept. of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy General Director of Sinopec Refining Department; in June 2003, he was appointed as the General Director of Sinopec Refining Department; in July 2010, he was appointed as Vice President of Sinopec Corp.

Chen Ge, aged 49, Secretary of the Board of Directors of Sinopec Corp., General Director of Sinopec Enterprise Reform & Management Department. Mr. Chen is a senior economist and obtained master degree. In July 1983, he started working for Beijing Yanshan Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Secretariat of Board of Directors of Sinopec Corp.; in December 2001, he was appointed as Director General of Secretariat of Board of Directors of Sinopec Corp.; in April 2005, he was appointed as Director General of Coporate Reform and Management Department of Sinopec Corp.; and in April 2003, he was appointed as Secretary to the Board of Directors of Sinopec Corp.

Other Members of Senior Management

Name	Gender	Age	Position with Sinopec Corp.	Remuneration paid by Sinopec Corp. in 2011 (RMB10,000, before tax)	Whether paid by the holding Company	Shares held at Sinopec (as of 31 December)
						2011	2010

Wang Xinhua	Male	56	CFO	58.55	No	0	0
Zhang Kehua	Male	58	Vice President	59.87	No	0	0
Zhang Haichao	Male	54	Vice President	58.55	No	0	0
Jiao Fangzheng	Male	49	Vice President	58.55	No	0	0
Lei Dianwu	Male	49	Vice President	59.87	No	0	0
Ling Yiqun	Male	49	Vice President	55.49	No	10,000	0
Chen Ge	Male	49	Board Secretary	55.27	No	0	0

2	Appointment or Termination of Directors, Supervisors and Senior Management

Due to work adjustment, Mr. Su Shulin resigned from the positions as chairman of the Board of Directors and as Board Director of Sinopec Corp. on April 20, 2011. Mr. Fu Chengyu was elected as Chairman of Board of Directors and Board Director of Sinopec Corp. on May 13, 2011.

3	Director’s and Supervisor’s Interest in Contract

As of 31 December 2011 or as at any time of this year, none of Board Director or Supervisor had any beneficial interest in any material contract to which Sinopec Corp., its holding company or any its subsidiary or fellow subsidiary was one party.

4	Salaries of Directors, Supervisor, and the Senior Management
During this reporting period, number of Directors, Supervisors and other Senior Management is 17 in total, and their annual sum remuneration is RMB 11.36 million in total.

5	The Company’s employees
As at 31 December 2011, the Company has a total of 377,235 employees.

Breakdown according to the member of each operation segment as follows:

	Number of Employees	Percentage to Total
	Employees (%)

Exploration & Production Segment	152,264	40.3
Refining Segment	79,059	21.0
Marketing & Distribution Segment	62,943	16.7
Chemical Segment	71,607	19.0
R & D and Miscellaneous	11,362	3.0
Total	377,235	100

Breakdown according to the employees’ functions as follows:

	Number of Employees Employees (%)	Percentage to Total

Production personnel	195,244	51.8
Sales personnel	54,372	14.4
Technical personnel	53,268	14.1
Finance personnel	9,174	2.4
Administrative personnel	30,178	8.0
Miscellaneous	34,999	9.3
Total	377,235	100

Breakdown according to the employees’ education level as follows:

	Number of Employees Employees (%)	Percentage to Total

Master and higher Degree	11,409	3.0
University	84,203	22.3
College	81,473	21.6
Polytechnic Graduates	31,852	8.5
High School, Technical School and Lower	168,298	44.6
Total	377,235	100

6	Employee Benefits Scheme

Details of the Company’s employee benefits scheme are set out in the Annex of the financial statements prepared under IFRS which are contained in this annual report. As at 31 December 2011, the Company has a total of 183,945 retired employees. All of them participate in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

PRINCIPAL WHOLLY-OWNED, CONTROLLING AND NON WHOLLY-OWNED SUBSIDIARIES

At 31 December 2011, details of the principal wholly-owned, controlling and non wholly-owned subsidiaries of the Company were as follows:

Name of Company	Registered Capital RMB millions	Percentage of shares held by Sinopec Corp. (%)	Total Assets RMB millions	Net Assets RMB millions	Net Profit/ (Net Loss) RMB millions	Principal Activities

Sinopec Yangzi Petrochemical Company Limited	13,203	100.0	22,434	16,017	2,149	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec International Petroleum Exploration and Production Corporation	8,000	100.0	20,537	7,951	4,831	Investment in exploration, production, sales, etc. of petroleum & natural gas
Sinopec (Hong Kong) Limited	HKD 5,477	100.0	15,024	7,331	628	Trading of crude oil and petrochemical products
China International United Petroleum & Chemical Co., Ltd. (UNIPEC)	3,000	100.0	130,826	9,848	506	Trading of crude oil and petrochemical products
Sinopec Fuel Oil Sales Corporation Limited	2,200	100.0	9,957	2,652	151	Marketing and distribution of petroleum products
Sinopec Sales Company Limited	1,700	100.0	46,164	22,323	15,518	Marketing and distribution of petroleum products
Sinopec Qingdao Petroleum & Chemical Company Limited	1,595	100.0	6,512	1,594	(1,098)	Manufacturing of intermediate petrochemical products and petroleum products
China Petrochemical International Company Limited	1,400	100.0	7,460	1,980	83	Trading of petrochemical products & equipments
Sinopec Chemical Sales Co., Ltd	1,000	100.0	8,528	1,305	28	Trading of petrochemical products
Sinopec Zhongyuan Petrochemical Company Limited	2,400	93.51	2,829	669	(681)	Manufacturing of chemical products
Sinopec Qingdao Refining & Chemical Company Limited	5,000	85.0	15,019	3,621	(730)	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining & Chemical Company Limited	3,986	75.0	11,873	4,866	812	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Kantons Holding Limited	HKD 104	72.34	2,919	2,324	255	Trading of crude oil and petroleum products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	830	60.0	1,444	1,089	66	Marketing and distribution of petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	800	60.0	1,049	999	64	Marketing and distribution of petroleum products
Sinopec Shanghai Petrochemical Company Limited	7,200	55.56	to be announced	to be announced	to be announced	Manufacturing of petroleum products, synthetic fibre & resin& intermediate petrochemical products
Sinopec Senmei (Fujian) Petrochemical Company Limited	1,840	55.0	6,934	3,426	1,473	Marketing and distribution of refined oil products
Fujian Petrochemical Company Limited	4,769	50.0	5,586	4,754	(274)	Manufacturing of plastics & intermediate petrochemical products & petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (YCF)	4,000	42.0	to be announced	to be announced	to be announced	Production& sales of polyester chips & polyester fibres

Notes:	1)	The auditor for all of the above subsidiaries for the year 2011 is KPMG Huazhen or KPMG.

2)
The above indicated total assets and net profit has been prepared in accordance with ASBE. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited which are incorporated in Bermuda and Hong Kong SAR respectively, all of the above wholly-owned and non wholly-owned subsidiaries are incorporated in the PRC. All of the above wholly-owned and non wholly-owned subsidiaries are limited liability companies except for Sinopec Shanghai Petrochemical Company Limited, Sinopec Yizheng Chemical Fibre Company Limited (YCF) and Sinopec Kantons Holding Limited. The Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have material impact on Sinopec Corp.’s results or assets are set out above.

REPORT OF THE PRC AUDITOR

All Shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (the “Company”), which comprise the consolidated balance sheet and balance sheet as at 31 December 2011, the consolidated income statement and income statement, the consolidated cash flow statement and cash flow statement, the consolidated statement of changes in equity and statement of changes in equity for the year then ended, and notes to the financial statements.

1.	MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation and fair presentation of these financial statements. This responsibility includes: (1) preparing these financial statements in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China, and fairly presenting them; (2) designing, implementing and maintaining internal control which is necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

2.	AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with China Code of Ethics for Certified Public Accountants, and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	OPINION

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 31 December 2011, and the consolidated financial performance and financial performance and the consolidated cash flows and cash flows of the Company for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China.

KPMG Huazhen	Certified Public Accountants
Registered in the People’s Republic of China

Hu Jianfei
Beijing, The People’s Republic of China	Zhang Yansheng

23 March 2012

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
CONSOLIDATED BALANCE SHEET
as at 31 December 2011

	Note	2011	2010
		RMB millions	RMB millions
Assets
Current assets
Cash at bank and on hand	5	25,197	18,140
Bills receivable	6	27,961	15,950
Accounts receivable	7	58,721	43,093
Other receivables	8	7,360	9,880
Prepayments	9	4,096	5,247
Inventories	10	203,417	156,546
Other current assets		836	594
Total current assets		327,588	249,450
Non-current assets
Long-term equity investments	11	47,458	45,037
Fixed assets	12	565,936	540,700
Construction in progress	13	111,311	81,934
Intangible assets	14	34,842	27,440
Goodwill	15	8,212	8,298
Long-term deferred expenses	16	9,076	7,560
Deferred tax assets	17	13,398	15,578
Other non-current assets	18	12,232	9,392
Total non-current assets		802,465	735,939
Total assets		1,130,053	985,389
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	36,985	29,298
Bills payable	21	5,933	3,818
Accounts payable	22	177,002	132,528
Advances from customers	23	66,686	57,324
Employee benefits payable	24	1,795	7,444
Taxes payable	25	39,622	33,814
Other payables	26	57,662	54,871
Short-term debentures payable	29	—	1,000
Non-current liabilities due within one year	27	43,388	5,530
Total current liabilities		429,073	325,627
Non-current liabilities
Long-term loans	28	54,320	58,895
Debentures payable	29	100,137	115,180
Provisions	30	18,381	15,573
Deferred tax liabilities	17	15,181	15,017
Other non-current liabilities		3,436	2,415
Total non-current liabilities		191,455	207,080
Total liabilities		620,528	532,707
Shareholders’ equity
Share capital	31	86,702	86,702
Capital reserve	32	29,583	29,414
Specific reserve	33	3,115	1,325
Surplus reserves	34	178,263	141,711
Retained profits		178,336	163,132
Foreign currency translation differences		(1,600)	(1,157)
Total equity attributable to shareholders of the Company		474,399	421,127
Minority interests		35,126	31,555
Total shareholders’ equity		509,525	452,682
Total liabilities and shareholders’ equity		1,130,053	985,389

These financial statements have been approved by the board of directors on 23 March 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 84 to 137 form part of these financial statements.

BALANCE SHEET
as at 31 December 2011

	Note	2011	2010
		RMB millions	RMB millions
Assets
Current assets
Cash at bank and on hand	5	20,953	11,882
Bills receivable	6	17,802	11,093
Accounts receivable	7	16,829	16,660
Other receivables	8	28,127	27,433
Prepayments	9	5,410	6,394
Inventories	10	144,148	103,170
Other current assets		502	507
Total current assets		233,771	177,139
Non-current assets
Long-term equity investments	11	102,101	111,354
Fixed assets	12	470,825	436,870
Construction in progress	13	101,641	70,688
Intangible assets	14	28,458	20,080
Long-term deferred expenses	16	8,018	6,058
Deferred tax assets	17	10,249	11,832
Other non-current assets	18	7,479	6,315
Total non-current assets		728,771	663,197
Total assets		962,542	840,336
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	3,842	7,229
Bills payable	21	3,052	2,670
Accounts payable	22	128,138	87,244
Advances from customers	23	63,561	51,190
Employee benefits payable	24	1,341	7,037
Taxes payable	25	32,053	24,598
Other payables	26	74,525	73,825
Non-current liabilities due within one year	27	43,281	4,109
Total current liabilities		349,793	257,902
Non-current liabilities
Long-term loans	28	53,783	58,377
Debentures payable	29	100,137	115,180
Provisions	30	17,114	14,462
Deferred tax liabilities	17	7,350	7,951
Other non-current liabilities		1,759	1,045
Total non-current liabilities		180,143	197,015
Total liabilities		529,936	454,917
Shareholders’ equity
Share capital	31	86,702	86,702
Capital reserve	32	37,983	37,922
Specific reserve	33	2,571	1,025
Surplus reserves	34	178,263	141,711
Retained profits		127,087	118,059
Total shareholders’ equity		432,606	385,419
Total liabilities and shareholders’ equity		962,542	840,336

These financial statements have been approved by the board of directors on 23 March 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 84 to 137 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2011

		Note	2011	2010
			RMB millions	RMB millions

Operating income		35	2,505,683	1,913,182
Less:	Operating costs	35	2,093,199	1,537,131
	Sales taxes and surcharges	36	189,949	157,189
	Selling and distribution expenses		38,399	31,981
	General and administrative expenses		63,083	57,774
	Financial expenses	37	6,544	6,847
	Exploration expenses, including dry holes	38	13,341	10,955
	Impairment losses	39	5,811	15,445
Add:	Gain/(loss) from changes in fair value	40	1,423	(179)
	Investment income	41	4,186	5,671
Operating profit			100,966	101,352
Add:	Non-operating income	42	3,411	2,108
Less:	Non-operating expenses	43	1,739	1,282
Profit before taxation			102,638	102,178
Less:	Income tax expense	44	25,774	25,335
Net profit			76,864	76,843
Including: Net profit made by acquiree before the consolidation			—	3,043
Attributable to:
	Equity shareholders of the Company		71,697	70,713
	Minority interests		5,167	6,130
Basic earnings per share		56	0.827	0.816
Diluted earnings per share		56	0.795	0.808
Net profit			76,864	76,843
Other comprehensive income		45
	Cash flow hedges		142	(221)
	Available-for-sale financial assets		(15)	(9)
	Share of other comprehensive income of associates		(179)	(533)
	Foreign currency translation differences		(676)	(1,360)
Total other comprehensive income			(728)	(2,123)
Total comprehensive income			76,136	74,720
Attributable to:
	Equity shareholders of the Company		71,207	68,706
	Minority interests		4,929	6,014

These financial statements have been approved by the board of directors on 23 March 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 84 to 137 form part of these financial statements.

INCOME STATEMENT
for the year ended 31 December 2011

		Note	2011	2010
			RMB millions	RMB millions

Operating income		35	1,541,765	1,188,495
Less:	Operating costs	35	1,221,616	900,404
	Sales taxes and surcharges	36	151,600	124,586
	Selling and distribution expenses		33,489	26,291
	General and administrative expenses		53,137	48,336
	Financial expenses	37	6,622	6,096
	Exploration expenses, including dry holes	38	13,341	10,955
	Impairment losses	39	5,045	14,410
Add:	Gain/(loss) from changes in fair value	40	1,328	(222)
	Investment income	41	19,210	23,073
Operating profit			77,453	80,268
Add:	Non-operating income	42	3,029	1,803
Less:	Non-operating expenses	43	1,546	1,016
Profit before taxation			78,936	81,055
Less:	Income tax expense	44	13,415	14,257
Net profit			65,521	66,798
Other comprehensive income		45
	Available-for-sale financial assets		(4)	(9)
	Share of other comprehensive income in associates		(182)	(533)
Total other comprehensive income			(186)	(542)
Total comprehensive income			65,335	66,256
These financial statements have been approved by the board of directors on 23 March 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 84 to 137 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2011

	Note		2011	2010
			RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services			2,889,482	2,215,212
Rentals received			437	392
Other cash received relating to operating activities			12,316	8,279
Sub-total of cash inflows			2,902,235	2,223,883
Cash paid for goods and services			(2,398,623)	(1,758,556)
Cash paid for operating leases			(12,611)	(12,414)
Cash paid to and for employees			(41,718)	(30,754)
Value added tax paid			(71,311)	(63,125)
Income tax paid			(29,798)	(14,158)
Taxes paid other than value added tax and income tax			(176,474)	(154,716)
Other cash paid relating to operating activities			(20,519)	(18,898)
Sub-total of cash outflows			(2,751,054)	(2,052,621)
Net cash flow from operating activities	47(a)		151,181	171,262
Cash flows from investing activities:
Cash received from disposal of investments			3,039	1,687
Dividends received			2,961	1,335
Net cash received from disposal of fixed assets and intangible assets			1,216	16,145
Cash received on maturity of time deposits with financial institutions			6,383	3,626
Cash received from derivative financial instruments			3,679	4,646
Other cash received relating to investing activities			1,584	660
Sub-total of cash inflows			18,862	28,099
Cash paid for acquisition of fixed assets and intangible assets			(142,813)	(114,711)
Cash paid for acquisition of investments			(7,488)	(11,310)
Cash paid for acquisition of time deposits with financial institutions			(5,801)	(3,522)
Cash paid for derivative financial instruments			(3,768)	(5,273)
Sub-total of cash outflows			(159,870)	(134,816)
Net cash flow from investing activities			(141,008)	(106,717)
Cash flows from financing activities:
Cash received from borrowings			536,397	663,491
Cash received from issuance of 2011 Convertible Bonds, net of issuing expenses			22,889	—
Cash received from issuance of corporate bonds			5,000	21,000
Cash received from issuance of shares			—	2
Cash received from contribution from minority shareholders of subsidiaries			117	408
Sub-total of cash inflows			564,403	684,901
Cash repayments of borrowings			(532,667)	(672,804)
Repayments of corporate bonds and redemption of 2007 Convertible Bonds			(6,036)	(31,000)
Cash paid for acquisition of minority interests from subsidiaries, net			(36)	—
Cash paid for dividends, profits distribution or interest			(26,368)	(23,130)
Dividends paid to minority shareholders of subsidiaries			(1,812)	(1,051)
Distributions to Sinopec Group Company			—	(13,210)
Sub-total of cash outflows			(566,919)	(741,195)
Net cash flow from financing activities			(2,516)	(56,294)
Effects of changes in foreign exchange rate			(18)	(25)
Net increase in cash and cash equivalents	47	(b)	7,639	8,226

These financial statements have been approved by the board of directors on 23 March 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 84 to 137 form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2011

	Note		2011	2010
			RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services			1,792,430	1,383,041
Rentals received			404	163
Other cash received relating to operating activities			13,898	12,635
Sub-total of cash inflows			1,806,732	1,395,839
Cash paid for goods and services			(1,404,217)	(1,034,940)
Cash paid for operating leases			(10,038)	(9,948)
Cash paid to and for employees			(35,105)	(24,742)
Value added tax paid			(56,536)	(48,521)
Income tax paid			(17,149)	(8,420)
Taxes paid other than value added tax and income tax			(137,849)	(123,684)
Other cash paid relating to operating activities			(21,348)	(19,399)
Sub-total of cash outflows			(1,682,242)	(1,269,654)
Net cash flow from operating activities	47(a)		124,490	126,185
Cash flows from investing activities:
Cash received from disposal of investments			2,337	146
Dividends received			17,638	19,815
Net cash received from disposal of fixed assets and intangible assets			1,157	16,137
Cash received on maturity of time deposits with financial institutions			3,840	73
Other cash received relating to investing activities			1,603	290
Sub-total of cash inflows			26,575	36,461
Cash paid for acquisition of fixed assets and intangible assets			(122,261)	(104,495)
Cash paid for acquisition of investments			(5,687)	(26,539)
Cash paid for acquisition of time deposits with financial institutions			(3,940)	(50)
Sub-total of cash outflows			(131,888)	(131,084)
Net cash flow from investing activities			(105,313)	(94,623)
Cash flows from financing activities:
Cash received from borrowings			58,528	292,370
Cash received from issuance of 2011 Convertible Bonds, net of issuing expenses			22,889	—
Cash received from issuance of corporate bonds			5,000	20,000
Cash received from issuance of shares			—	2
Sub-total of cash inflows			86,417	312,372
Cash repayments of borrowings			(65,837)	(284,918)
Cash repayments of corporate bonds and redemption of 2007 Convertible Bonds			(5,036)	(30,000)
Cash paid for dividends, profits distribution or interest			(25,750)	(21,802)
Distributions to Sinopec Group Company			—	(33)
Sub-total of cash outflows			(96,623)	(336,753)
Net cash flow from financing activities			(10,206)	(24,381)
Net increase in cash and cash equivalents	47	(b)	8,971	7,181

These financial statements have been approved by the board of directors on 23 March 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 84 to 137 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2011

		Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Translation difference in foreign currency statements	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total share holders’ equity
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2010		86,702	38,202	—	115,031	140,596	(70)	380,461	26,087	406,548
Change for the year
1.	Net profit	—	—	—	—	70,713	—	70,713	6,130	76,843
2.	Other comprehensive income (Note 45)	—	(763)	—	—	—	(1,244)	(2,007)	(116)	(2,123)
Total comprehensive income		—	(763)	—	—	70,713	(1,244)	68,706	6,014	74,720
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	–Appropriation for surplus reserves	—	—	—	26,680	(26,680)	—	—	—	—
	– Distributions to shareholders (Note 46)	—	—	—	—	(16,473)	—	(16,473)	—	(16,473)
4.	Warrants exercised (Note 31)	—	2	—	—	—	—	2	—	2
5.	Consideration for the combination of entities under common control (Note 1)	—	(13,177)	—	—	—	—	(13,177)	—	(13,177)
6.	Acquisition of minority interests	—	(9)	—	—	—	—	(9)	—	(9)
7.	Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(643)	(643)
8.	Net increase in specific reserve for the year	—	—	1,325	—	—	—	1,325	60	1,385
9.	Government grants	—	321	—	—	—	—	321	37	358
10.	Reclassification	—	4,867	—	—	(5,024)	157	—	—	—
11.	Others	—	(29)	—	—	—	—	(29)	—	(29)
Balance at 31 December 2010		86,702	29,414	1,325	141,711	163,132	(1,157)	421,127	31,555	452,682

		Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Translation difference in foreign currency statements	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total share holders’ equity
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2011		86,702	29,414	1,325	141,711	163,132	(1,157)	421,127	31,555	452,682
Change for the year
1.	Net profit	—	—	—	—	71,697	—	71,697	5,167	76,864
2.	Other comprehensive income (Note 45)	—	(47)	—	—	—	(443)	(490)	(238)	(728)
Total comprehensive income		—	(47)	—	—	71,697	(443)	71,207	4,929	76,136
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriation for surplus reserves	—	—	—	36,552	(36,552)	—	—	—	—
	– Distributions to shareholders (Note 46)	—	—	—	—	(19,941)	—	(19,941)	—	(19,941)
4.	Acquisition of minority interests	—	(43)	—	—	—	—	(43)	(24)	(67)
5.	Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(1,374)	(1,374)
6.	Net increase in specific reserve for the year	—	—	1,790	—	—	—	1,790	40	1,830
7.	Government grants	—	286	—	—	—	—	286	—	286
8.	Others	—	(27)	—	—	—	—	(27)	—	(27)
Balance at 31 December 2011		86,702	29,583	3,115	178,263	178,336	(1,600)	474,399	35,126	509,525

These financial statements have been approved by the board of directors on 23 March 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 84 to 137 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2011

		Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Total shareholders’ equity
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2010		86,702	38,234	—	115,031	94,414	334,381
Change for the year
1.	Net profit	—	—	—	—	66,798	66,798
2.	Other comprehensive income (Note 45)	—	(542)	—	—	—	(542)
Total comprehensive income		—	(542)	—	—	66,798	66,256
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriation for surplus reserves	—	—	—	26,680	(26,680)	—
	– Distributions to shareholders (Note 46)	—	—	—	—	(16,473)	(16,473)
4.	Warrants exercised (Note 31)	—	2	—	—	—	2
5.	Net increase in specific reserve for the year	—	—	1,025	—	—	1,025
6.	Government grants	—	257	—	—	—	257
7.	Others	—	(29)	—	—	—	(29)
Balance at 31 December 2010		86,702	37,922	1,025	141,711	118,059	385,419

		Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Total shareholders’ equity
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2011		86,702	37,922	1,025	141,711	118,059	385,419
Change for the year
1.	Net profit	—	—	—	—	65,521	65,521
2.	Other comprehensive income (Note 45)	—	(186)	—	—	—	(186)
Total comprehensive income		—	(186)	—	—	65,521	65,335
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriation for surplus reserves	—	—	—	36,552	(36,552)	—
	– Distributions to shareholders (Note 46)	—	—	—	—	(19,941)	(19,941)
4.	Net increase in specific reserve for the year	—	—	1,546	—	—	1,546
5.	Government grants	—	274	—	—	—	274
6.	Others	—	(27)	—	—	—	(27)
Balance at 31 December 2011		86,702	37,983	2,571	178,263	127,087	432,606

These financial statements have been approved by the board of directors on 23 March 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 84 to 137 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the Year Ended 31 December 2011

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” ( the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

	(1)	the exploration, development and production of crude oil and natural gas;

	(2)	the refining, transportation, storage and marketing of crude oil and petroleum product, and

	(3)	the production and sale of chemicals.

Pursuant to the resolution passed at the Directors’ meeting on 26 March 2010, the Group acquired 55% equity interests of Sonangol Sinopec International Limited (“SSI”) from Sinopec Overseas Oil & Gas Limited (“SOOGL”), a subsidiary of Sinopec Group Company, and assumed the shareholder’s loans of USD 292 million provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million (hereinafter referred to as the “Acquisition of SSI”).

As the Group and SSI are under the common control of Sinopec Group Company, the Acquisition of SSI is considered as “combination of entities under common control”. Accordingly, the assets and liabilities of SSI have been accounted for at historical cost and the consolidated financial statements of the Company prior to this acquisition have been restated to include the results of operations and the assets and liabilities of SSI on a combined basis. The difference between the total considerations paid over the amount of the net assets of SSI was accounted for as an equity transaction.

2	BASIS OF PREPARATION

	(1)	Statement of compliance China Accounting Standards for Business Enterprises (“ASBE”)

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards and 38 specific standards issued by the MOF on 15 February 2006 and the practice guide of the Accounting Standards for Business Enterprises, the explanations to the Accounting Standards for Business Enterprises and other regulations issued thereafter (collectively, ASBE). These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2010.

	(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

	(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

		—	Available-for-sale financial assets (see Note 3(11))
		—	Convertible bonds (see Note 3(11))

	(4)	Functional currency and presentation currency

The functional currency of the Company’s and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

	(1)	Accounting treatment of business combination involving entities under common control and not under common control

		(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained profits in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

		(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, including equity interest of the acquiree held before the acquisition date, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in profit or loss for the period. The difference between the fair value and the book value of the assets given is recognised in profit or loss.

The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

		(c)	Method for preparation of consolidated financial statements

The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, base on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets is adjusted to the capital reserve in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the period. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated to Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained profits”, are translated to Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated to Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

	(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

	(4)	Inventories

Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes to make the sale.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

	(5)	Long-term equity investments

(a) Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. The investments are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained profits.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments (Continued)

		(b)	Investment in jointly controlled entities and associates

A jointly controlled entity is an entity which operates under joint control in accordance with a contractual agreement between the Group and other ventures. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all ventures. The Group generally consider the following circumstances in determining whether it can exercise joint control over the investee:

			–	whether any investor alone cannot control the operating activities of the investee;

			–	whether it requires agreement of all ventures for decisions related to the fundamental operating activities of the investee;

–
whether the management of an investor who is appointed by all investors through the contract or agreement to manage the daily operations of the investee must be confined with the agreed-upon financing and operation policies,

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally consider the following circumstances in determining whether it can exercise significant influence over the investee:

			–	Whether there is representative appointed to the board of directors or equivalent governing body of the investee;

			–	Whether to participate in the investee’s policy-making process;

			–	Whether there are significant transactions with the investees;

			–	Whether there is management personnel sent to the investee;

			–	Whether to provide critical technical information to the investee.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to profit or loss.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses, and recognises the corresponding adjustment in equity.

		(c)	Other long-term equity investments

Other long-term equity investments refer to investments where the Group does not have control, joint control or significant influence over the investees, and for which the investments are not quoted in an active market and their fair value cannot be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates.

Other long-term investments are subsequently accounted for under the cost method. The cash dividends or profits declared to be distributed by the investee entity are recognised as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment, excluding the cash dividends or profits declared but not distributed in the considerations paid to acquire the investment.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments (Continued)

(d) The Impairment assessment method and provision accrual on investment

The impairment assessment and provision accrual on investments in subsidiaries, associates and jointly controlled enterprises are stated in Note 3(12).

At each balance sheet date, other long-term equity investments are assessed for impairment on an individual basis. For other long-term equity investments, the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed. The investments in other long-term equity investments are stated in the balance sheet at cost less impairment losses.

	(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over 1 year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Fixed assets other than oil and gas properties are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value

Plants and buildings	15-45 years	3%-5%
Machinery, equipment, vehicles and others	4-18 years	3%
Oil depots, storage tanks and service stations	8-25 years	3%-5%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less residual value and impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

	(9)	Goodwill

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3 (12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

	(10)	Non-current assets held for sale

A non-current asset is accounted for as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the asset with the transferee, and the transfer is expected to be completed within one year. Such non-current assets may include fixed assets, intangible assets, investment property subsequently measured using the cost model, long-term equity investment, etc. but not include deferred tax assets. Non-current assets held for sale are stated at the lower of carrying amount and net realisable value. Any excess of the carrying amount over the net realisable value is recognised as an impairment loss.

	(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

		(a)	Classification, recognition and measurement of financial instruments
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in profit or loss, the relevant transaction cost is recognised in profit or loss. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

			—	Financial asset or financial liability with change at fair value recognised through profit or loss (including financial asset or financial liability held for trading)

Financial assets, financial liabilities and derivative instruments held by the Group for the purpose of selling or repurchasing in short term. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in profit or loss.

			—	Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest method.

			—	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity.

After the initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest rate method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(a)	Classification, recognition and measurement of financial instruments (Continued)
			—	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories.

Available-for-sale financial assets whose fair value cannot be measured reliably are measured at cost subsequent to initial recognition. Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in profit or loss. The cumulative gains and losses previously recognised in equity are transferred to profit or loss when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest method is recognised in profit or loss (see Note 3(17) (c)).

			—	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Other financial liabilities include the liabilities arising from financial gurantee contracts. Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingencies (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

		(b)	Offsetting a financial asset against a financial liability
In the balance sheet, financial assets and liabilities are not offset unless all the following conditions are met:

			—	the Group has a legally enforceable right to set off financial assets against financial liabilities, and

			—	the Group intend to settle the financial assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously.

		(c)	Determination of fair value
If there is an active market for a financial asset or financial liability, the quoted price in the active market is used to establish the fair value of the financial asset or financial liability.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

		(d)	Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item. For a hedge of foreign currency risk, a non-derivative financial asset or non-derivative financial liability may also be used as a hedging instrument.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(d)	Hedge accounting (Continued)

			—	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

			—	the cumulative gain or loss on the hedging instrument from inception of the hedge

			—	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset or liability, and recognised in profit or loss in the same year during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

			—	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

			—	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(e)	Convertible bonds

			—	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense recognised in profit or loss on the liability componen is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

			—	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in profit or loss.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in profit or loss. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amount of both components is recognised in profit or loss.

		(f)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership.

On derecognition of a financial asset, the difference between the following amounts is recognised in profit or loss:

			—	the carrying amounts, and

			—	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(12)	Impairment of financial assets and non-financial long-term assets

		(a)	Impairment of financial assets

The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

Objective evidences of impairment include but not limited to :

			(a)	significant financial difficulty of the debtor;

			(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

			(c)	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

			(d)	due to the significant financial difficulty of the debtor, financial assets is unable to be traded in active market;

			(e)	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor, and

			(f)	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

			—	Receivables and held-to-maturity investments

Receivables and held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Impairment loss on receivables and held-to-maturity investments is reversed in profit or loss if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

			—	Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to profit or loss.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through profit or loss.

		(b)	Impairment of other non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

	(14)	Employee benefits

Employee benefits are all forms of considerations given and other related expenses incurred in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

		(a)	Social insurance and housing fund

Pursuant to the relevant laws and regulations of the PRC, employees of the Group participate in the social insurance system established and managed by government organisations. The Group makes social insurance contributions, including contributions to basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance, maternity insurance and etc., as well as contributions to housing fund, at the applicable benchmarks and rates stipulated by the government for the benefit of its employees. The social insurance and housing fund contributions are recognised as part of the cost of assets or charged to profit or loss on an accrual basis.

		(b)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

		—	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly;

		—	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

	(15)	Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

		—	The taxable entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

		—	They relate to income taxes levied by the same tax authority on either:

			—	the same taxable entity; or

—
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

	(16)	Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

A provision for onerous contracts is recognised when the economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(17)	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met.

		(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

		—	the significant risks and rewards of ownership and title have been transferred to buyers, and

		—	the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue from the sales of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

		(b)	Revenues from rendering services

The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are recognised in profit or loss when incurred, and revenues are not recognised.

		(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

	(18)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

	(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

	(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

	(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

	(22)	Research and development costs
Research and development costs are recognised in profit or loss when incurred.

	(23)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

	(24)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(25)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

		(a)	the holding company of the Company;

		(b)	the subsidiaries of the Company;

		(c)	the parties that are subject to common control with the Company;

		(d)	investors that have joint control or exercise significant influence over the Group;

		(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

		(f)	jointly controlled entities of the Group, including subsidiaries of the jointly controlled entities;

		(g)	associates of the Group, including subsidiaries of the associates;

		(h)	the major individual investors of the Group and a close family member of such individuals;

		(i)	the member of key management personnel of the Group, and a close family member of such individuals;

		(j)	the member of key management personnel of the Company’s holding company;

		(k)	close family member of key management personnel of the Company’s holding company; and

		(l)	an entity which is under control, joint control of major individual investor, key management personnel or a close family of such individuals.

	(26)	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

		—	Engage in business activities from which it may earn revenues and incur expenses;

		—	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance, and

		—	For which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax, education surcharge and local education surcharge.

The Corporate Income Tax Law of the People’s Republic of China (“new tax law”) took effect on 1 January 2008. According to the new tax law, the income tax rate applicable to the Group is changed to 25% from 1 January 2008; however, certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five-year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is changed from 33% to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for foreign investment enterprises operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively.

The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tone, respectively.

As at 31 December 2011, the resources tax rate of crude oil and natural gas is 5%.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

The Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. Effective from 1 November 2011, the levy starts at USD 55 per barrel instead of previous USD 40 per barrel and the imposed rate ranges from 20% to 40%.

The entities granted with tax concession are set out below:

Name of subsidiaries	Preferential tax rate	Reasons for granting concession

Zhanjiang Dongxing Petrochemical Company Limited	24%	Foreign investment enterprise
Sinopec Hainan Refining and Chemical Company Limited	2-year exemption and 3-year 50% reduction	Foreign investment enterprise

5	CASH AT BANK AND ON HAND

The Group

	Original currency millions	2011 Exchange rates	RMB millions	Original currency millions	2010 Exchange rates	RMB millions

Cash on hand
Renminbi			247			130
Cash at bank
Renminbi			17,620			9,072
US Dollars	26	6.3009	161	43	6.6227	284
Hong Kong Dollars	31	0.8107	25	31	0.8509	26
Japanese Yen	136	0.0811	11	123	0.0813	10
Euro	2	8.1625	13	2	8.8065	15
			18,077			9,537
Deposits at related parties
Renminbi			6,978			8,363
US Dollars	21	6.3009	134	22	6.6227	147
Hong Kong Dollars			—	6	0.8509	5
Euro	1	8.1625	8	10	8.8065	88
Total cash at bank and on hand			25,197			18,140

The Company

	Original currency millions	2011 Exchange rates	RMB millions	Original currency millions	2010 Exchange rates	RMB millions

Cash on hand
Renminbi			235			110
Cash at bank
Renminbi			14,720			4,953
US Dollars	1	6.3009	8	—	6.6227	1
			14,963			5,064
Deposits at related parties
Renminbi			5,986			6,817
US Dollars	1	6.3009	4	—	6.6227	1
Total cash at bank and on hand			20,953			11,882

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 31 December 2011, time deposits with financial institutions of the Group and the Company amounted to RMB 550 million (2010: RMB 1,132 million) and RMB 101 million (2010: RMB 1 million), respectively.

6	BILLS RECEIVABLE

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 31 December 2011, the Group’s and the Company’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 10,323 million (2010: RMB 6,155 million) and RMB 9,479 million (2010: RMB 5,725 million), respectively, all of which are due before 31 December 2012.

7	ACCOUNTS RECEIVABLE

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions

Amounts due from subsidiaries	—	—	11,168	9,930
Amounts due from Sinopec Group Company and fellow subsidiaries	6,185	1,848	474	1,180
Amounts due from associates and jointly controlled entities	9,204	8,886	3,101	4,344
Amounts due from others	44,344	33,681	2,943	2,293
	59,733	44,415	17,686	17,747
Less: Allowance for doubtful accounts	1,012	1,322	857	1,087
Total	58,721	43,093	16,829	16,660

Ageing analysis on accounts receivable is as follows:

	The Group
	2011				2010
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to accounts		of total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	58,619	98.1	—	0.0	43,037	96.9	—	0.0
Between one and two years	92	0.2	26	28.3	61	0.1	25	41.0
Between two and three years	23	0.0	7	30.4	27	0.1	16	59.3
Over three years	999	1.7	979	98.0	1,290	2.9	1,281	99.3
Total	59,733	100.0	1,012		44,415	100.0	1,322

	The Group
	2011				2010
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to accounts		of total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	16,770	94.8	—	0.0	16,620	93.6	—	0.0
Between one and two years	72	0.4	26	36.1	39	0.2	24	61.5
Between two and three years	8	0.1	3	37.5	23	0.1	6	26.1
Over three years	836	4.7	828	99.0	1,065	6.1	1,057	99.2
Total	17,686	100.0	857		17,747	100.0	1,087

At 31 December 2011 and 2010, the total amounts of the top five accounts receivable of the Group are set out below:

	2011	2010

Total amount (RMB millions)	20,412	12,890
Ageing	Within 1 year	Within 1 year
Percentage to the total balance of accounts receivable	34.2%	29.0%

At 31 December 2011, the Group’s and the Company’s accounts receivable due from related parties amounted to RMB 15,389 million and RMB 14,743 million (2010: RMB 10,734 million and RMB 15,454 million), representing 25.8% and 83.4% (2010: 24.2% and 87.1%) of the total accounts receivable.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of accounts receivable.

During the year ended 31 December 2011 and 2010, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2011 and 2010, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2011 and 2010, the Group and the Company had no individually significant accounts receivable that aged over three years.

8	OTHER RECEIVABLES

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions

Amounts due from subsidiaries	—	—	23,635	23,103
Amounts due from Sinopec Group Company and fellow subsidiaries	542	556	443	428
Amounts due from associates and jointly controlled entities	998	2,488	987	2,468
Amounts due from others	7,701	8,912	5,061	3,690
	9,241	11,956	30,126	29,689
Less: Allowance for doubtful accounts	1,881	2,076	1,999	2,256
Total	7,360	9,880	28,127	27,433

Ageing analysis of other receivables is as follows:

	The Group
	2011				2010
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to accounts		of total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	6,669	72.1	234	3.5	8,994	75.3	78	0.9
Between one and two years	499	5.4	29	5.8	412	3.4	33	8.0
Between two and three years	182	2.0	38	20.9	144	1.2	55	38.2
Over three years	1,891	20.5	1,580	83.6	2,406	20.1	1,910	79.4
Total	9,241	100.0	1,881		11,956	100.0	2,076

	The Group
	2011				2010
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to accounts		of total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	27,490	91.3	—	0.0	26,769	90.2	2	0.0
Between one and two years	304	1.0	29	9.5	199	0.7	22	11.1
Between two and three years	124	0.4	34	27.4	133	0.4	50	37.6
Over three years	2,208	7.3	1,936	87.7	2,588	8.7	2,182	84.3
Total	30,126	100.0	1,999		29,689	100.0	2,256

At 31 December 2011 and 2010, the total amounts of the top five other receivables of the Group are set out below:

	2011	2010

Total amount (RMB millions)	1,715	3,129
Ageing	From within	From within
	one year to	one year to
	over three years	over three years
Percentage to the total balance of other receivables	18.6%	26.2%

At 31 December 2011, the Group’s and the Company’s other receivables due from related parties amounted to RMB 1,540 million and RMB 25,065 million (2010: RMB 3,044 million and RMB 25,999 million), representing 16.7% and 83.2% (2010: 25.5% and 87.6%) of the total of other receivables.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the year ended 31 December 2011 and 2010, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2011 and 2010, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2011 and 2010, the Group and the Company had no individually significant other receivables that aged over three years.

9	PREPAYMENTS

All prepayments are aged within one year.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

10	INVENTORIES

	The Group		The Company
	2011 RMB millions	2010 RMB millions	2011 RMB millions	2010 RMB millions

Raw materials	113,918	84,428	81,472	56,858
Work in progress	14,989	13,089	10,093	9,393
Finished goods	71,853	55,945	50,299	34,706
Spare parts and consumables	4,039	4,175	2,999	2,908
	204,799	157,637	144,863	103,865
Less: Provision for diminution in value of inventories	1,382	1,091	715	695
	203,417	156,546	144,148	103,170

Provision for diminution in value of inventories is mainly against raw materials and finished goods. For the year ended 31 December 2011, the provision for diminution in value of inventories of the Group and the Company was primarily due to the costs of raw materials and finished goods of the refining and chemicals segments were higher than their net realisable value.

11	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments			Provision
	in jointly	Investments	Other	for
	controlled	in	equity	impairment
	entities	associates	investments	losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2011	20,199	22,815	2,207	(184)	45,037
Additions for the year	1,346	1,934	1,038	—	4,318
Share of profits less losses under the equity method	464	2,588	—	—	3,052
Change of capital reserve under the equity method	—	(179)	—	—	(179)
Dividends receivable/received	(2,017)	(1,022)	—	—	(3,039)
Disposals for the year	—	(444)	(1,293)	—	(1,737)
Movement of provision for impairment losses	—	—	—	6	6
Balance at 31 December 2011	19,992	25,692	1,952	(178)	47,458

The Company

		Investments			Provision
	Investments	in jointly	Investments	Other	for
	in	controlled	in	equity	impairment
	subsidiaries	entities	associates	investments	losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2011	87,952	11,652	17,139	1,011	(6,400)	111,354
Additions for the year	2,006	764	1,923	1,334	—	6,027
Share of profits less losses under the equity method	—	406	1,375	—	—	1,781
Change of capital reserve under the equity method	—	—	(182)	—	—	(182)
Dividends receivable/received	—	(1,299)	(521)	—	—	(1,820)
Disposals for the year	—	—	(444)	(1,289)	—	(1,733)
Decrease for the year	(13,328)	—	—	—	—	(13,328)
Movement of provision for impairment losses	—	—	—	—	2	2
Balance at 31 December 2011	76,630	11,523	19,290	1,056	(6,398)	102,101

Details of the Company’s principal subsidiaries are set out in Note 50.

11	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal jointly controlled entities and associates are as follows:

				Percentage of
				equity/voting
				right directly
				or indirectly	Total assets	Total	Operating
	Register	Legal	Registered	held by the	at the year	liability at	revenue for
	location	representative	capital	Company	end	the year end	the year
Name of investees			RMB millions		RMB millions	RMB millions	RMB millions

1. Jointly controlled entities
Shanghai Secco Petrochemical Company Limited	Shanghai	Wang Zhiqing	USD 901	50%	15,603	7,983	27,693
BASF-YPC Company Limited	Jiangsu Province	Ma Qiulin	11,505	40%	26,532	9,508	24,775
Fujian Refining and Petrochemical Company Limited	Fujian Province	Lu Dong	12,806	50%	42,790	32,294	58,429
SINOPEC SABIC Tianjin Petrochemical Company Limited	Tianjin	Khaled A. Almana	6,120	50%	22,867	14,795	29,627
Zhong An United Coal Chemical Company Limited	Anhui	Ge Jiade	4,000	50%	1,075	75	—
2. Associates
Sinopec Finance Company Limited	Beijing	Li Chunguang	10,000	49%	137,177	122,928	2,566
China Aviation Oil Supply Company Limited	Beijing	Sun Li	3,800	29%	17,636	10,301	88,182
Zhongtian Synergetic Energy Company Limited	Inner Mongolia	Cao Zumin	5,404	38.75%	5,462	154	—
Shanghai Chemical Industry Park Development Company Limited	Shanghai	Rong Guangdao	2,372	38.26%	7,123	3,434	6
Shanghai Petroleum Company Limited	Shanghai	Xu Guobao	900	30%	3,673	557	1,175

All the jointly controlled entities and associates above are limited companies.

The Group’s effective share of interest in the jointly controlled entities’ net assets, operating income and net profit are as follows:

	2011	2010
	RMB millions	RMB millions

Net assets	19,992	20,199
Operating income	70,026	61,523
Net profit	1,564	3,179

The Group’s effective share of interest in the above-mentioned principle associates’ net assets, operating income and net profit are as follows:

	2011	2010
	RMB millions	RMB millions

Net assets	13,512	12,455
Operating income	27,185	19,712
Net profit	1,290	1,154

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the year ended 31 December 2011, the Group had no individually significant long-term investments which had been provided for impairment losses.

12	FIXED ASSETS

The Group – by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2011	505,373	212,385	127,123	214,946	13,555	1,073,382
Additions for the year	2,464	79	1,664	277	174	4,658
Transferred from construction in progress	50,774	19,337	12,984	4,692	1,845	89,632
Reclassifications	2	2,524	100	(2,389)	(237)	—
Decreases for the year	(2,546)	(2,723)	(5,084)	(2,709)	(380)	(13,442)
Balance at 31 December 2011	556,067	231,602	136,787	214,817	14,957	1,154,230
Accumulated depreciation:
Balance at 1 January 2011	234,797	101,935	36,459	128,550	4,775	506,516
Depreciation charge for the year	35,288	11,356	6,496	8,087	1,028	62,255
Reclassifications	(3)	1,918	4	(1,904)	(15)	—
Decreases for the year	(1,539)	(2,132)	(1,798)	(6,013)	(321)	(11,803)
Balance at 31 December 2011	268,543	113,077	41,161	128,720	5,467	556,968
Provision for impairment losses:
Balance at 1 January 2011	9,806	2,576	2,985	10,782	17	26,166
Additions for the year	2,153	103	241	4,523	1	7,021
Reclassifications	—	611	—	(611)	—	—
Decreases for the year	(98)	(337)	(625)	(791)	(10)	(1,861)
Balance at 31 December 2011	11,861	2,953	2,601	13,903	8	31,326
Net book value:
Balance at 31 December 2011	275,663	115,572	93,025	72,194	9,482	565,936
Balance at 31 December 2010	260,770	107,874	87,679	75,614	8,763	540,700

The Company – by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2011	442,663	171,307	94,814	139,946	11,421	860,151
Additions for the year	2,340	41	8,905	19	116	11,421
Transferred from construction in progress	46,302	18,221	11,598	2,054	1,721	79,896
Reclassifications	—	2,435	97	(2,314)	(218)	—
Decreases for the year	(1,174)	(2,532)	(4,629)	(2,126)	(360)	(10,821)
Balance at 31 December 2011	490,131	189,472	110,785	137,579	12,680	940,647
Accumulated depreciation:
Balance at 1 January 2011	203,226	86,787	30,063	77,706	3,807	401,589
Additions for the year	30,155	8,613	6,378	5,502	873	51,521
Reclassifications	(3)	1,905	4	(1,901)	(5)	—
Decreases for the year	(1,016)	(2,006)	(1,553)	(4,424)	(321)	(9,320)
Balance at 31 December 2011	232,362	95,299	34,892	76,883	4,354	443,790
Provision for impairment losses:
Balance at 1 January 2011	7,567	2,462	2,675	8,971	17	21,692
Additions for the year	2,153	97	405	3,378	1	6,034
Reclassifications	—	611	—	(611)	—	—
Decreases for the year	(98)	(295)	(573)	(718)	(10)	(1,694)
Balance at 31 December 2011	9,622	2,875	2,507	11,020	8	26,032
Net book value:
Balance at 31 December 2011	248,147	91,298	73,386	49,676	8,318	470,825
Balance at 31 December 2010	231,870	82,058	62,076	53,269	7,597	436,870

12	FIXED ASSETS (Continued)

The Group – by asset class

			Oil
			depots,
			storage	Machinery,
		Oil	tanks and	equipment,
	Plants and	and gas	service	vehicles and
	buildings	properties	stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2011	66,253	427,171	153,857	426,101	1,073,382
Additions for the year	196	2,421	1,485	556	4,658
Transferred from construction in progress	5,282	46,701	12,381	25,268	89,632
Reclassifications	(1,987)	16	2,073	(102)	—
Decreases for the year	(1,268)	(1,560)	(3,765)	(6,849)	(13,442)
Balance at 31 December 2011	68,476	474,749	166,031	444,974	1,154,230
Accumulated depreciation:
Balance at 1 January 2011	30,865	200,462	37,703	237,486	506,516
Additions for the year	2,531	31,560	7,623	20,541	62,255
Reclassifications	47	14	114	(175)	—
Decreases for the year	(794)	(690)	(1,544)	(8,775)	(11,803)
Balance at 31 December 2011	32,649	231,346	43,896	249,077	556,968
Provision for impairment losses:
Balance at 1 January 2011	2,179	9,664	2,798	11,525	26,166
Additions for the year	424	2,153	330	4,114	7,021
Decreases for the year	(164)	—	(514)	(1,183)	(1,861)
Balance at 31 December 2011	2,439	11,817	2,614	14,456	31,326
Net book value:
Balance at 31 December 2011	33,388	231,586	119,521	181,441	565,936
Balance at 31 December 2010	33,209	217,045	113,356	177,090	540,700

The Company – by asset class

			Oil
			depots,
			storage	Machinery,
		Oil	tanks and	equipment,
	Plants and	and gas	service	vehicles and
	buildings	properties	stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2011	47,405	370,856	127,407	314,483	860,151
Additions for the year	621	2,298	7,655	847	11,421
Transferred from construction in progress	5,023	42,392	11,673	20,808	79,896
Reclassifications	(1,794)	16	2,032	(254)	—
Decreases for the year	(1,188)	(188)	(3,686)	(5,759)	(10,821)
Balance at 31 December 2011	50,067	415,374	145,081	330,125	940,647
Accumulated depreciation:
Balance at 1 January 2011	19,513	170,863	32,487	178,726	401,589
Additions for the year	1,980	26,582	7,344	15,615	51,521
Reclassifications	44	14	93	(151)	—
Decreases for the year	(581)	(167)	(1,467)	(7,105)	(9,320)
Balance at 31 December 2011	20,956	197,292	38,457	187,085	443,790
Provision for impairment losses:
Balance at 1 January 2011	1,876	7,463	2,666	9,687	21,692
Addition for the year	243	2,153	435	3,203	6,034
Decreases for the year	(159)	—	(506)	(1,029)	(1,694)
Balance at 31 December 2011	1,960	9,616	2,595	11,861	26,032
Net book value:
Balance at 31 December 2011	27,151	208,466	104,029	131,179	470,825
Balance at 31 December 2010	26,016	192,530	92,254	126,070	436,870

12	FIXED ASSETS (Continued)

Note:
The additions in the exploration and production segment and oil and gas properties of the Group and the Company for year ended 31 December 2011 included RMB 2,425 million (2010: RMB 3,389 million) and RMB 2,302 million (2010: RMB 3,278 million), respectively of the estimated dismantlement costs for site restoration.

The factor resulting in the exploration and production (“E&P”) segment impairment losses of RMB 2,153 million (2010: RMB 1,889 million) of fixed assets for the year ended 31 December 2011 was high operating and development costs. The carrying values of these E&P properties were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 12.0% . The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

Impairment losses recognised on fixed assets of the refining and chemicals segments were RMB 78 million (2010: RMB 1,649 million) and RMB 308 million (2010: RMB 2,953 million) for the year ended 31 December 2011. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts.

Provision for impairment losses recognised on fixed assets of the marketing and distribution segment of RMB 241 million (2010: RMB 1,055 million) for the year ended 31 December 2011 primarily relate to certain service stations that were closed or disposed during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

At 31 December 2011 and 2010, the Group and the Company had no individually significant fixed assets which were pledged.

At 31 December 2011 and 2010, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2011 and 2010, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13	CONSTRUCTION IN PROGRESS

The Group

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2011	29,861	18,198	25,905	6,605	2,079	82,648
Additions for the year	64,818	23,438	27,897	12,516	2,042	130,711
Exchange adjustment	(31)	—	(2)	—	—	(33)
Dry hole costs written off	(5,979)	—	—	—	—	(5,979)
Transferred to fixed assets	(50,774)	(19,337)	(12,984)	(4,692)	(1,845)	(89,632)
Reclassification to other assets	(187)	(376)	(4,693)	(152)	(234)	(5,642)
Other decrease	—	—	(39)	—	—	(39)
Balance at 31 December 2011	37,708	21,923	36,084	14,277	2,042	112,034
Provision for impairment losses:
Balance at 1 January 2011	—	516	198	—	—	714
Additions for the year	—	—	28	—	—	28
Decreases for the year	—	—	(19)	—	—	(19)
Balance at 31 December 2011	—	516	207	—	—	723
Net book value:
Balance at 31 December 2011	37,708	21,407	35,877	14,277	2,042	111,311
Balance at 31 December 2010	29,861	17,682	25,707	6,605	2,079	81,934

13	CONSTRUCTION IN PROGRESS (Continued)

The Group (Continued)

At 31 December 2011, major construction projects of the Group are as follows:

							Accumulated
			Net				interest
		Balance	additions/	Balance			capitalised
		at 1	(decreases)	at 31	Percentage		at 31
	Budgeted	January	for the	December	of	Source of	December
Project name	amount	2011	year	2011	Completion	funding	2011
	RMB millions	RMB millions	RMB millions	RMB millions	%		RMB millions

Changling Crude Oil Quality Upgrading Project	5,778	3,564	(2,508)	1,056	86%	Bank loans & self-financing	92
Wuhan 800,000 tonnes per year Ethylene Construction Project	16,563	2,752	5,781	8,533	52%	Bank loans & self-financing	241
Yulin Jinan Pipeline Project	6,125	1,308	565	1,873	82%	Bank loans & self-financing	78
Anqing Sour Crude Oil Processing Adaptation Revamping and Oil Quality Upgrading Project	6,769	711	1,501	2,212	33%	Bank loans & self-financing	36
Jinling Oil Quality Upgrading Project	4,989	400	1,580	1,980	40%	Bank loans & self-financing	11

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2011 by the Group and the Company ranged from 3.1% to 6.9% (2010: 3.0% to 6.5%)

The Company

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2011	28,887	17,258	18,259	4,842	2,030	71,276
Additions for the year	60,254	20,509	24,742	8,553	1,950	116,008
Transferred from a subsidiary	—	—	6,379	—	—	6,379
Dry hole costs written off	(5,979)	—	—	—	—	(5,979)
Transferred to fixed assets	(46,302)	(18,221)	(11,598)	(2,054)	(1,721)	(79,896)
Reclassification to other assets	(185)	(340)	(4,515)	(112)	(233)	(5,385)
Other decreases	—	—	(39)	—	—	(39)
Balance at 31 December 2011	36,675	19,206	33,228	11,229	2,026	102,364
Provision for impairment losses:
Balance at 1 January 2011	—	516	72	—	—	588
Additions for the year	—	—	28	—	—	28
Decreases for the year	—	—	(19)	—	—	(19)
Transferred from a subsidiary	—	—	126	—	—	126
Balance at 31 December 2011	—	516	207	—	—	723
Net book value:
Balance at 31 December 2011	36,675	18,690	33,021	11,229	2,026	101,641
Balance at 31 December 2010	28,887	16,742	18,187	4,842	2,030	70,688

14	INTANGIBLE ASSETS

The Group

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2011	23,023	3,575	2,632	3,953	1,667	34,850
Additions for the year	6,953	58	37	2,095	374	9,517
Reclassification	(3)	—	—	121	(118)	—
Decreases for the year	(158)	(1)	(4)	(63)	(20)	(246)
Balance at 31 December 2011	29,815	3,632	2,665	6,106	1,903	44,121
Accumulated amortisation:
Balance at 1 January 2011	2,668	2,604	816	435	808	7,331
Additions for the year	1,018	190	228	220	212	1,868
Reclassification	—	—	—	13	(13)	—
Decreases for the year	(36)	(250)	(61)	—	(34)	(381)
Balance at 31 December 2011	3,650	2,544	983	668	973	8,818
Provision for impairment losses:
Balance at 1 January 2011	—	55	24	—	—	79
Additions for the year	56	249	61	—	16	382
Balance at 31 December 2011	56	304	85	—	16	461
Net book value:
Balance at 31 December 2011	26,109	784	1,597	5,438	914	34,842
Balance at 31 December 2010	20,355	916	1,792	3,518	859	27,440

Amortisation of the intangible assets of the Group charged for the year ended 31 December 2011 is RMB 1,561 million (2010: RMB 1,279 million).

The Company

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2011	15,168	2,827	2,476	3,719	1,208	25,398
Additions for the year	7,454	19	31	2,207	379	10,090
Reclassification	(3)	—	—	121	(118)	—
Decreases for the year	(41)	(1)	(4)	(61)	(20)	(127)
Balance at 31 December 2011	22,578	2,845	2,503	5,986	1,449	35,361
Accumulated amortisation:
Balance at 1 January 2011	1,166	2,310	729	420	614	5,239
Additions for the year	780	142	224	230	186	1,562
Reclassification	—	—	—	13	(13)	—
Decreases for the year	(6)	(250)	—	—	(34)	(290)
Balance at 31 December 2011	1,940	2,202	953	663	753	6,511
Provision for impairment losses:
Balance at 1 January 2011	—	55	24	—	—	79
Additions for the year	48	249	—	—	16	313
Balance at 31 December 2011	48	304	24	—	16	392
Net book value:
Balance at 31 December 2011	20,590	339	1,526	5,323	680	28,458
Balance at 31 December 2010	14,002	462	1,723	3,299	594	20,080

Amortisation of the intangible assets of the Company charged for the year ended 31 December 2011 is RMB 1,220 million (2010: RMB 905 million).

15	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

	Balance at	Decreases	Net book value
	1 January	for	at 31 December
	2011	the year	2011
Name of investee	RMB millions	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	—	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	—	4,043
Hong Kong service stations	895	(42)	853
Multiple units without individually significant goodwill	2,203	(44)	2,159
Total	8,298	(86)	8,212

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations for Sinopec Yanshan, Sinopec Zhenhai and Hong Kong service stations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 12.0% to 12.7%. Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions would cause the carrying amount to exceed its recoverable amount.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

16	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17	DEFERRED TAX ASSETS AND LIABILITIES

The Group

	Assets		Liabilities		Net balance
	2011	2010	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,105	3,507	—	—	3,105	3,507
Accruals	1,844	1,588	—	—	1,844	1,588
Cash flow hedges	7	31	—	—	7	31
Non-current
Fixed assets	6,163	7,961	(14,785)	(14,936)	(8,622)	(6,975)
Tax value of losses carried forward	1,550	2,116	—	—	1,550	2,116
Embedded derivative component of the convertible bonds	—	—	(379)	(64)	(379)	(64)
Others	729	375	(17)	(17)	712	358
Deferred tax assets/(liabilities)	13,398	15,578	(15,181)	(15,017)	(1,783)	561

17	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

The Company

	Assets		Liabilities		Net balance
	2011	2010	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	2,706	3,084	—	—	2,706	3,084
Accruals	1,780	1,617	—	—	1,780	1,617
Non-current
Fixed assets	5,088	6,852	(6,954)	(7,871)	(1,866)	(1,019)
Embedded derivative component of the convertible bonds	—	—	(379)	(64)	(379)	(64)
Others	675	279	(17)	(16)	658	263
Deferred tax assets/(liabilities)	10,249	11,832	(7,350)	(7,951)	2,899	3,881

At 31 December 2011, certain subsidiaries of the Company did not recognise deferred tax of deductable loss carried forward of RMB 8,082 million (2010: RMB 4,215 million), of which RMB 2,936 million (2010: RMB 369 million) was incurred for the year ended 31 December 2011, because it was not probable that the related tax benefit will be realised. These deductable losses carried forward of RMB 973 million, RMB 3,057 million, RMB 747 million, RMB 369 million and RMB2,936 million will expire in 2012, 2013, 2014, 2015 and 2016 respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2011, write-down of deferred tax assets amounted to RMB 533 million (2010: RMB nil).

18	OTHER NON-CURRENT ASSETS

The balance of other non-current assets mainly represents prepayments for construction projects and purchases of equipment.

19	DETAILS OF IMPAIRMENT LOSSES

At 31 December 2011, impairment losses of the Group are analysed as follows:

					Written	Written	Blance at 31
		Balance at 1	Provision for	Other	back for	off for	December
	Note	January 2011	the year	increase	the year	the year	2011
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	7	1,322	51	—	(124)	(237)	1,012
Other receivables	8	2,076	212	—	(273)	(134)	1,881
		3,398	263	—	(397)	(371)	2,893
Provision for diminution in value of inventories	10	1,091	3,264	—	(122)	(2,851)	1,382
Long-term equity investments	11	184	2	—	—	(8)	178
Fixed assets	12	26,166	2,781	4,196	—	(1,817)	31,326
Construction in progress	13	714	28	—	—	(19)	723
Intangible assets	14	79	—	382	—	—	461
Goodwill	15	7,657	—	—	—	—	7,657
Others		32	—	—	(8)	—	24
Total		39,321	6,338	4,578	(527)	(5,066)	44,644

19	DETAILS OF IMPAIRMENT LOSSES (Continued)

At 31 December 2011, impairment losses of the Company are analysed as follows:

		Balance at	Provision	Transfer		Written	Written	Balance at
		1 January	for the	from	Other	back for	off for	31 December
	Note	2011	year	subsidiaries	increase	the year	the year	2011
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	7	1,087	47	—	—	(110)	(167)	857
Other receivables	8	2,256	69	—	—	(240)	(86)	1,999
		3,343	116	—	—	(350)	(253)	2,856
Provision for diminution in value of inventories	10	695	2,560	—	—	(53)	(2,487)	715
Long-term equity investments	11	6,400	2	—	—	—	(4)	6,398
Fixed assets	12	21,692	2,749	164	3,077	—	(1,650)	26,032
Construction in progress	13	588	28	126	—	—	(19)	723
Intangible assets	14	79	—	—	313	—	—	392
Others		29	—	—	—	(7)	—	22
Total		32,826	5,455	290	3,390	(410)	(4,413)	37,138
The reasons for recognising impairment losses are set out in the respective notes of respective assets.

20	SHORT-TERM LOANS

The Group’s and the Company’s short-term loans represent:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term bank loans	25,036	11,380	3,401	2,400
Loans from Sinopec Group Company and fellow subsidiaries	11,949	17,918	441	4,829
Total	36,985	29,298	3,842	7,229

At 31 December 2011, the Group’s and the Company’s weighted average interest rates per annum on short-term loans were 3.5% (2010: 2.7%) and 5.9% (2010: 4.8%), respectively. The majority of the above loans are by credit.

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 31 December 2011 and 2010, the Group and the Company had no significant overdue short-term loan.

21	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

22	ACCOUNTS PAYABLE

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of accounts payable.

At 31 December 2011 and 2010, the Group and the Company had no individually significant accounts payable aged over one year.

23	ADVANCES FROM CUSTOMERS

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of advances from customers.

At 31 December 2011 and 2010, the Group and the Company had no individually significant advances from customers aged over one year.

24	EMPLOYEE BENEFITS PAYABLE

At 31 December 2011 and 2010, the Group’s and the Company’s employee benefits payable primarily represented wages payable and social insurance payable.

25	TAXES PAYABLE

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Recoverable value-added tax	(9,251)	(4,921)	(9,753)	(5,287)
Consumption tax	18,455	17,125	14,090	12,505
Income tax	4,054	10,754	2,901	7,620
Special oil income levy	19,042	5,249	19,035	5,242
Resources tax	1,118	779	1,054	711
Other taxes	6,204	4,828	4,726	3,807
Total	39,622	33,814	32,053	24,598

26	OTHER PAYABLES

At 31 December 2011 and 2010, the Group’s and the Company’s other payables primarily represented payables for constructions.

At 31 December 2011, the Group has entered into certain non-cancellable purchase contracts of crude oil for delivery in 2012. Due to the high purchase costs of crude oil, the Group determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 5,800 million (2010: RMB nil) was recognised in accordance with the policy set out in Note 3(16) at 31 December 2011.

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 31 December 2011 and 2010, the Group and the Company had no individually significant other payables aged over three years.

27	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s and the Company’s non-current liabilities due within one year represent:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions
Long-term bank loans
– Renminbi loans	4,248	3,683	4,248	3,583
– Japanese Yen loans	306	308	306	307
– US Dollar loans	55	536	25	35
– Euro loans	—	27	—	27
	4,609	4,554	4,579	3,952
Long-term other loans
– Renminbi loans	69	73	—	5
– US Dollar loans	10	12	2	2
	79	85	2	7
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	200	150	200	150
– US Dollar loans	—	741	—	—
	200	891	200	150
Long-term loans due within one year	4,888	5,530	4,781	4,109
Debentures payable due within one year	38,500	—	38,500	—
Non-current liabilities due within one year	43,388	5,530	43,281	4,109

At 31 December 2011 and 2010, the Group and the Company had no significant overdue long-term loans.

28	LONG-TERM LOANS

The Group’s and the Company’s long-term loans represent:

		The Group		The Company
	Interest rate and final maturity	2011	2010	2011	2010
		RMB millions	RMB millions	RMB millions	RMB millions

Long-term bank loans
Renminbi loans	Interest rates ranging from interest free to 6.90% per annum at 31 December 2011 with maturities through 2025	19,620	23,161	19,460	22,886
Japanese Yen loans	Interest rates were 2.6% at 31 December 2011 with maturities through 2024	1,179	1,488	1,179	1,488
US Dollar loans	Interest rates ranging from interest free to 1.55% per annum at 31 December 2011 with maturities through 2031	415	972	253	301
Euro loans	Interest rates were 6.56% per annum at 31 December 2010 and matured in 2011	—	27	—	27
Less: Current portion		4,609	4,554	4,579	3,952
Long-term bank loans		16,605	21,094	16,313	20,750
Long-term other loans
Renminbi loans	Interest free at 31 December 2011 with maturities through 2013	208	250	140	151
US Dollar loans	Interest rates ranging from interest free to 4.89% per annum at 31 December 2011 with maturities through 2015	23	26	14	16
Less: Current portion		79	85	2	7
Long-term other loans		152	191	152	160
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi loans	Interest rates ranging from interest free to 6.40% per annum at 31 December 2011 with maturities through 2020	37,763	37,760	37,518	37,617
US Dollar loans	Interest rates were 0.92% per annum at 31 December 2010 and matured in 2011	—	741	—	—
Less: Current portion		200	891	200	150
Long-term loans from Sinopec Group Company and fellow subsidiaries		37,563	37,610	37,318	37,467
Total		54,320	58,895	53,783	58,377

The maturity analysis of the Group’s and the Company’s long-term loans is as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions
Between one and two years	15,442	4,655	15,289	4,625
Between two and five years	2,340	17,546	1,973	17,105
After five years	36,538	36,694	36,521	36,647
Total long-term loans	54,320	58,895	53,783	58,377

At 31 December 2011, the top five long-term loans (including long-term loans due within one year) of the Group are set out below:

					Remaining
					balance at 31	Remaining
				Interest	December	balance at 31
Lenders	Borrowing dates	Maturity dates	Currency	rate	2011	December 2010
					RMB millions	RMB millions

Sinopec Group Company	18 October 2000	31 December 2020	RMB	interest free	35,561	35,561
China Development Bank	20 January 2005	20 December 2013	RMB	5.35%	7,000	10,000
Agricultural Bank of China	2 March 2010	1 March 2013	RMB	4.86%	3,500	3,500
Bank of China	31 August 2010	31 August 2013	RMB	4.86%	2,000	2,000
Bank of China	19 January 2010	18 November 2013	RMB	5.04%	2,000	2,000

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

Long-term loans are primarily unsecured, and carried at amortised costs.

29	DEBENTURES PAYABLE

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term corporate bonds (i)	—	1,000	—	—
Debentures payable:
– Corporate Bonds (ii)	78,500	78,500	78,500	78,500
– 2007 Convertible Bonds (iii)	10,415	10,667	10,415	10,667
– Convertible Bonds With Warrants (iv)	27,095	26,013	27,095	26,013
– 2011 Convertible Bonds (v)	22,627	—	22,627	—
Less: Current portion	38,500	—	38,500	—
	100,137	115,180	100,137	115,180

Note:

(i)
A subsidiary of the Company issued one-year corporate bonds of face value at RMB 1 billion to corporate investors in the PRC debenture market on 22 June 2010. The effective yield of the one-year corporate bonds is 3.27% per annum and interest is paid annually. The corporate bonds matured in June 2011.

(ii)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortised cost.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD11.7 billion (the “2007 Convertible Bonds”). The 2007 Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HKD10.76 per share, subject to adjustment for subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (“the Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (“the Cash Settlement Option”).

The Company redeemed some of the 2007 Convertible Bonds in 2011 at an early redemption amount of the principal amount of HKD 39 million.

At 31 December 2011, the carrying amounts of liability and derivative components, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,345 million (2010: RMB 10,326 million) and RMB 70 million (2010: RMB 340 million), respectively. No conversion of the 2007 Convertible Bonds has occurred up to 31 December 2011.

At 31 December 2011 and 2010, the fair value of the derivative component of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2011	2010

Stock price of H shares	HKD 8.17	HKD 7.44
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	200 basis points	125 basis points
Average risk free rate	0.72%	1.46%
Average expected life	2.3 years	1.8 years

Any changes in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the derivative component from 31 December 2010 to 31 December 2011 resulted in a gain from changes in fair value of RMB 259 million (2010: loss from changes in fair value of RMB 127 million), which has been recorded as “gain/(loss) from changes in fair value” in the income statement for the year ended 31 December 2011.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007.

Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. If the aforesaid derivative component has not been separated out and the entire 2007 Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

29	DEBENTURES PAYABLE (Continued)

(iv)
On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants to subscribe 50.5 A shares of the Company.

During the year ended 31 December 2010, 188,292 units of warrants were exercised at an exercise price of RMB 19.15 per share (Note 31), the share premium of RMB 2 million has been recorded as capital reserve, and the remaining warrants were expired.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component. Upon the expiry of the warrants, the amount initially recognised as the equity component in capital reserve of RMB 6,879 million was transferred to share premium.

(v)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any  fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price,  the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s  A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

At 31 December 2011, the carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 20,017 million (As at 1 March 2011: RMB 19,279 million) and RMB 2,610 million (As at 1 March 2011: RMB 3,610 million), respectively.

During the year ended 31 December 2011, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 7.28 per share as a result of the interim and final dividends declared and paid during the year and the resolution approved at the extraordinary general meeting of shareholders. During the year ended 31 December 2011, RMB 328,000 of the 2011 Convertible Bonds were converted into 34,662 A shares of the Company.

At 31 December and 1 March 2011, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The following are the major inputs used in the Binomial Model:

	At 31 December 2011	At 1 March 2011

Stock price of A shares	RMB 7.18	RMB 8.63
Conversion price	RMB 7.28	RMB 9.73
Credit spread	180 basis points	180 basis points
RMB onshore swap rate	2.81%	2.81%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 1 March 2011 to 31 December 2011 resulted in an unrealised gain of RMB 1,000 million, which has been recorded as gain/(loss) from changes in fair value in the income statement for year ended 31 December 2011.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component on 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component. Should the aforesaid derivative component not been separated out and the entire 2011 Convertible Bonds been considered as the liability component, the effective interest rate would have been 2.07%.

30	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follow:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2011	15,510	14,462
Provision for the year	2,425	2,302
Accretion expenses	741	690
Utilised for the year	(343)	(340)
Exchange adjustment	(16)	—
Balance at 31 December 2011	18,317	17,114

31	SHARE CAPITAL

	The Group and the Company
	2011	2010
	RMB millions	RMB millions

Registered, issued and fully paid:
69,922,074,436 domestic listed A shares (2010: 69,922,039,774) of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares (2010: 16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares) at prices of HK$1.59 and US$ 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2,800,000,000 listed A shares with a par value of RMB 1.00 each at RMB 4.22.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. 66,337,951,000 state-owned A shares have been granted trading right upon settlement of the above consideration. The 784,000,000 state-owned A shares paid to the shareholders of the listed A shares were tradable on 10 October 2006.

On 3 March 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each at RMB 19.15 as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants (Note 29(iv)) with net proceeds of RMB 1,700,022.

KPMG Huazhen had verified the above paid-in capital and issued capital verification reports.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion exercised by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

32	CAPITAL RESERVE

The movements in capital reserve are as follows:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2011	29,414	37,922
Changes in fair value of cash flow hedge, net of deferred tax (Note 45)	142	—
Changes in fair value of available-for-sale financial assets, net of deferred tax (i)	(9)	(4)
Share of other comprehensive income in associates	(180)	(182)
Acquisition of minority interests of subsidiaries (ii)	(43)	—
Government grants	286	274
Others	(27)	(27)
Balance at 31 December 2011	29,583	37,983

The capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, and the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date; (c) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired; and (d) adjustment for changes in fair value of available-for-sale financial assets.

(i)	The available-for-sale financial assets held by the Group and the Company are carried at fair value with any changes in fair value, net of deferred tax, recognised directly in capital reserve.

(ii)
During the current year, the Group acquired minority interests from subsidiaries. The difference between the considerations paid over total amounts of the net assets acquired was recognised in capital reserve.

33	SPECIFIC RESERVE

According to relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. The movement of specific reserve is as follows:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2011	1,325	1,025
Provision for the year	3,216	2,709
Utilisation for the year	(1,426)	(1,163)
Balance at 31 December 2011	3,115	2,571

34	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group and the Company
	Statutory	Discretionary
	surplus reserve	surplus reserve	Total
	RMB millions	RMB millions	RMB millions

Balance at 1 January 2011	54,711	87,000	141,711
Appropriation	6,552	30,000	36,552
Balance at 31 December 2011	61,263	117,000	178,263

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

35	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Income from principal operations	2,463,767	1,876,758	1,501,469	1,153,494
Income from other operations	41,916	36,424	40,296	35,001
Total	2,505,683	1,913,182	1,541,765	1,188,495
Operating costs	2,093,199	1,537,131	1,221,616	900,404

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 53.

For the year ended 31 December 2011, revenue from sales to top five customers amounted to RMB 213,300 million (2010: RMB 154,500 million) which accounted for 9% (2010: 8%) of total operating income of the Group.

36	SALES TAXES AND SURCHARGES

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Consumption tax	126,023	117,928	95,608	89,918
Special oil income levy	37,600	19,760	35,265	18,548
City construction tax	13,018	11,277	9,897	9,159
Education surcharge	9,441	6,339	7,201	5,229
Resources tax	3,185	1,318	3,078	1,274
Business tax	682	567	551	458
Total	189,949	157,189	151,600	124,586

The applicable tax rate of the sales taxes and surcharges are set out in Note 4.

37	FINANCIAL EXPENSES

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Interest expenses incurred	9,398	8,664	8,788	7,336
Less: Capitalised interest expenses	898	1,266	813	1,247
Net interest expenses	8,500	7,398	7,975	6,089
Accretion expenses (Note 30)	741	574	690	533
Interest income	(1,584)	(660)	(1,603)	(290)
Net foreign exchange gain	(1,113)	(465)	(440)	(236)
Total	6,544	6,847	6,622	6,096

38	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written off of dry hole costs.

39	IMPAIRMENT LOSSES

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Receivables	(134)	(37)	(234)	15
Inventories	3,142	1,010	2,507	664
Goodwill/Long-term equity investments	2	6,277	2	6,277
Fixed assets	2,781	7,567	2,749	6,945
Construction in progress	28	644	28	525
Others	(8)	(16)	(7)	(16)
Total	5,811	15,445	5,045	14,410

40	GAIN/(LOSS) FROM CHANGES IN FAIR VALUE

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Changes in fair value of financial assets and liabilities held for trading during the year	146	(52)	69	(95)
Fair value gain/(loss) on the embedded derivative component of the convertible bonds (Note 29(iii) and (v))	1,259	(127)	1,259	(127)
Others	18	—	—	—
Total	1,423	(179)	1,328	(222)

41	INVESTMENT INCOME

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Income from investment accounted for under cost method	123	132	16,015	18,706
Income from investment accounted for under equity method	4,152	5,390	2,881	3,179
Investment income from disposal of long-term equity investments	5	107	2	949
Investment income from disposal of available-for-sale financial assets	11	3	—	—
Investment (loss)/income from disposal of financial assets and liabilities held for trading	(261)	(3)	—	5
Gain from ineffective portion of cash flow hedge	142	16	—	—
Others	14	26	312	234
Total	4,186	5,671	19,210	23,073

42	NON-OPERATING INCOME

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Gain on disposal of non-current assets	1,412	466	1,361	430
Government grants	1,400	1,096	1,243	977
Others	599	546	425	396
Total	3,411	2,108	3,029	1,803

43	NON-OPERATING EXPENSES

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Loss on disposal of non-current assets	658	213	491	141
Fines, penalties and compensation	236	69	231	64
Donations	90	177	86	169
Others	755	823	738	642
Total	1,739	1,282	1,546	1,016

44	INCOME TAX EXPENSE

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Provision for PRC income tax for the year	22,731	22,177	12,147	14,426
Deferred taxation	2,676	3,457	983	171
Adjustment for under/(over)-provision for income tax in respect of preceding year	367	(299)	285	(340)
Total	25,774	25,335	13,415	14,257

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Profit before taxation	102,638	102,178	78,936	81,055
Expected income tax expense at a tax rate of 25%	25,660	25,545	19,734	20,264
Tax effect of non-deductible expenses	542	2,361	447	2,249
Tax effect of non-taxable income	(1,542)	(1,815)	(5,272)	(6,864)
Tax effect of preferential tax rate (Note)	(1,817)	(1,525)	(1,779)	(1,052)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	1,587	2,639	—	—
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(394)	(1,663)	—	—
Tax effect of unrecognised temporary differences	104	—	—	—
Tax effect of tax losses not recognised	734	92	—	—
Write-down of deferred tax assets	533	—	—	—
Adjustment for under/(over)-provision for income tax in respect of preceding year	367	(299)	285	(340)
Actual income tax expense	25,774	25,335	13,415	14,257

Note:
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

45	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

The Group

	2011			2010
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	effect	amount	amount	effect	amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cash flow hedges	166	(24)	142	(263)	42	(221)
Available-for-sale financial assets	(16)	1	(15)	(9)	—	(9)
Share of other comprehensive income in associates	(179)	—	(179)	(533)	—	(533)
Translation difference in foreign currency statements	(676)	—	(676)	(1,360)	—	(1,360)
Other comprehensive income	(705)	(23)	(728)	(2,165)	42	(2,123)

The Company

	2011			2010
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	effect	amount	amount	effect	amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Available-for-sale financial assets	(5)	1	(4)	(9)	—	(9)
Share of other comprehensive income in associates	(182)	—	(182)	(533)	—	(533)
Other comprehensive income	(187)	1	(186)	(542)	—	(542)

(b)	Reclassification adjustments relating to components of other comprehensive income

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(2,926)	(682)	—	—
Amounts transferred to initial carrying amount of hedged items	(14)	53	—	—
Reclassification adjustments for amounts transferred to the operating costs for the year	3,106	366	—	—
Net deferred tax (expense)/benefit recognised in other comprehensive income	(24)	42	—	—
Net movement during the year recognised in other comprehensive income	142	(221)	—	—
Available-for-sale financial assets:
Changes in fair value recognised during the year	(16)	(6)	(5)	(9)
Gain on disposal transferred to profit or loss	—	(3)	—	—
Net deferred tax benefit recognised in other comprehensive income	1	—	1	—
Net movement during the year recognised in other comprehensive income	(15)	(9)	(4)	(9)
Share of other comprehensive income in associates:
Net movement during the year recognised in other comprehensive income	(179)	(533)	(182)	(533)
Translation difference in foreign currency statements:
Net movement during the year recognised in other comprehensive income	(676)	(1,360)	—	—

46	DIVIDENDS

	(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 23 March 2012, a final dividends for the year ending 31 December 2011 of RMB 0.20 per share totalling RMB 17,340 million was proposed for shareholder’s approval at the Annual General Meeting.

	(b)	Dividends of ordinary shares declared during the year

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2011, the directors authorised to declare the interim dividends for the year ending 31 December 2011 of RMB 0.10 per share totalling RMB 8,670 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 13 May 2011, a final dividend of RMB 0.13 per share totalling RMB 11,271 million in respect of the year ended 31 December 2010 was declared.

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 20 August 2010, the directors authorised to declare the interim dividends for the year ending 31 December 2010 of RMB 0.08 per share totalling RMB 6,936 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2010, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2009 was declared.

47	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

	(a)	Reconciliation of net profit to cash flows from operating activities:

		The Group		The Company
		2011	2010	2011	2010
		RMB millions	RMB millions	RMB millions	RMB millions

Net profit		76,864	76,843	65,521	66,798
Add:	Impairment losses on assets	5,811	15,445	5,045	14,410
	Depreciation of fixed assets	62,255	57,974	50,361	44,700
	Amortisation of intangible assets	1,561	1,279	1,220	905
	Dry hole costs written off	5,979	4,986	5,979	4,986
	Net gain on disposal of non-current assets	(754)	(253)	(870)	(289)
	Fair value (gain)/loss	(1,423)	179	(1,328)	222
	Financial expenses	6,544	6,847	6,622	6,096
	Investment income	(4,186)	(5,671)	(19,210)	(23,073)
	Decrease/(increase) in deferred tax assets	2,430	(1,853)	1,833	(3,236)
	Increase/(decrease) in deferred tax liabilities	246	5,310	(850)	3,407
	Increase in inventories	(50,013)	(15,828)	(43,485)	(14,840)
	Increase in operating receivables	(26,479)	(38,148)	(7,851)	(25,284)
	Increase in operating payables	72,346	64,152	61,503	51,383
Net cash flow from operating activities		151,181	171,262	124,490	126,185

(b)	Net change in cash and cash equivalents:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Cash balance at the end of the year	247	130	235	110
Less: Cash balance at the beginning of the year	130	140	110	111
Add: Cash equivalents at the end of the year	24,400	16,878	20,617	11,771
Less: Cash equivalents at the beginning of the year	16,878	8,642	11,771	4,589
Net increase of cash and cash equivalents	7,639	8,226	8,971	7,181

(c)	The analysis of cash and cash equivalents held by the Group and the Company is as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Cash at bank and on hand
– Cash on hand	247	130	235	110
– Demand deposits	24,400	16,878	20,617	11,771
Cash and cash equivalents at the end of the year	24,647	17,008	20,852	11,881

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

	(1)	Related parties having the ability to exercise control over the Group

		The name of the company	:	China Petrochemical Corporation
		Organisation code	:	10169286-X
		Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
		Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

		Relationship with the Group	:	Ultimate holding company
		Types of legal entity	:	State-owned
		Authorised representative	:	Fu Chengyu
		Registered capital	:	RMB 182,029 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly or indirectly holds 76.33% shareholding of the Company.

	(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited
Sinopec International Petroleum Exploration and Production Limited

Associates of the Group:
Sinopec Railway Oil Marketing Company Limited
China Aviation Oil Supply Company Limited
Sinopec Changjiang Fuel Company Limited
BPZR (Ningbo) LPG Company Limited
China Shipping & Sinopec Suppliers Company Limited

Jointly controlled entities of the Group:
Shanghai Secco Petrochemical Company Limited
BASF-YPC Company Limited
Fujian Refining and Petrochemical Company Limited
SINOPEC SABIC Tianjin Petrochemical Company Limited

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		The Group		The Company
	Note	2011	2010	2011	2010
		RMB millions	RMB millions	RMB millions	RMB millions

Sales of goods	(i)	301,456	230,883	153,071	117,333
Purchases	(ii)	134,828	109,195	53,891	68,719
Transportation and storage	(iii)	1,385	1,407	1,187	1,191
Exploration and development services	(iv)	44,392	33,301	43,040	32,062
Production related services	(v)	12,401	10,287	10,455	8,704
Ancillary and social services	(vi)	3,856	3,693	3,813	3,607
Operating lease charges	(vii)	7,479	7,450	7,161	7,134
Agency commission income	(viii)	25	65	—	32
Interest received	(ix)	151	93	449	139
Interest paid	(x)	615	967	223	272
Net deposits (withdrawn from)/placed with related parties	(ix)	(1,483)	3,267	(828)	4,496
Net loans (repaid to)/obtained from related parties	(xi)	(6,707)	(1,254)	(4,487)	4,608
Net entrusted loans provided to subsidiaries	(xii)	—	—	10,700	—

The amounts set out in the table above in respect of the years ended 31 December 2011 and 2010 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

As at 31 December 2011 and 2010, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, except for the disclosure set out in Note 52(b). Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 52(b).

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with agreements governing such transactions. This opinion has been confirmed by independent non-executive directors.

Notes:

		(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

		(iii)	Transportation and storage represents the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

		(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

		(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

		(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. Interest received includes the interest from loans provided to subsidiaries (Note(xii)).

		(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xi)
The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries. The calculated periodic balance of average loan for the year ended 31 December 2011, which is based on monthly average balances, was RMB 52,975 million (2010: RMB 54,116 million).

		(xii)	The Company provided entrusted loans to subsidiaries and recognised interest income in accordance with interest rates specified in the contracts.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2011. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			l	the government-prescribed price;
			l	where there is no government-prescribed price, the government guidance price;
			l	where there is neither a government-prescribed price nor a government guidance price, the market price; or
			l	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain land and buildings. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 million (2010: RMB 6,727 million) per annum. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months’ notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolution passed at the Directors’ meeting on 26 March 2010, the Group acquired 55% equity interests of SSI from SOOGL, a subsidiary of Sinopec Group Company, and assumed the shareholder’s loans of USD 292 million provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million (Note 1).

	(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities
The balances with the Group’s related parties at 31 December 2011 and 2010 are as follows:

	The ultimate holding company		Other related companies
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Cash and cash equivalents	—	—	7,120	8,603
Accounts receivable	8	—	15,381	10,734
Prepayments and other receivables	—	—	1,805	3,390
Accounts payable	—	—	9,795	12,304
Advances from customers	—	—	1,080	1,064
Other payables	40	29	8,594	8,216
Short-term loans	—	—	11,949	17,918
Long-term loans (including current portion) (Note)	—	—	37,763	38,501

	Note:	The Sinopec Group Company had lent an interest-free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

During the year ended 31 December 2011, according to relevant agreements with SOOGL, the Group provided loans of USD 228 million to certain jointly controlled entities of Sinopec Group Company.

As at and for the year ended 31 December 2011, and as at and for the year ended 31 December 2010, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2011	2010
	RMB thousands	RMB thousands

Short-term employee benefits	8,558	8,692
Retirement scheme contributions	420	318
	8,978	9,010

49	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

	(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

	(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price and amount of operating costs.

	(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

	(d)	Allowances for doubtful accounts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

	(e)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

50	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries are limited companies operating in the PRC and have been consolidated into the Group’s financial statements for the year ended 31 December 2011. The following list contains only the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

	Full name of enterprise	Principal activities	Registered capital/ paid-up capital	Actual investment at 31 December 2011	Percentage of equity interest /voting right held by the Group	Minority interests at 31 December 2011
			RMB millions	RMB millions	%	RMB millions

(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International Company Limited	Trading of petrochemical products and equipment	1,400	1,788	100.00	—
	Sinopec Sales Company Limited	Marketing and distribution of refined petroleum products	1,700	1,700	100.00	—
	Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	13,203	12,796	100.00	—
	Fujian Petrochemical Company Limited (Note)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	4,769	2,285	50.00	2,377
	Sinopec Shanghai Petrochemical Company Limited	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	7,200	7,258	55.56	8,319
	Sinopec Kantons Holdings Limited	Trading of crude oil and petroleum products	HKD 104	HKD 243	72.34	694
	Sinopec Yizheng Chemical Fibre Company Limited (Note)	Production and sale of polyester chips and polyester fibres	4,000	3,509	42.00	5,238
	China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	3,000	4,585	100.00	—
	Sinopec (Hong Kong) Limited	Trading of crude oil and petrochemical products	HKD 5,477	HKD 5,370	100.00	—
(b)	Subsidiaries established by the Group:
	Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	Marketing and distribution of refined petroleum products	830	498	60.00	435
	BP Sinopec (Zhejiang) Petroleum Company Limited	Marketing and distribution of refined petroleum products	800	480	60.00	399
	Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	5,000	4,250	85.00	543
	Sinopec Senmei (Fujian) Petroleum Limited	Marketing and distribution of refined petroleum products	1,840	1,012	55.00	1,542
	Sinopec Chemical Sales Company Limited	Marketing of petrochemical products	1,000	1,102	100.00	—
	Sinopec International Petroleum Exploration and Production Limited	Investment in exploration, production and sales of petroleum and natural gas	8,000	8,000	100.00	—
	Sinopec Fuel Oil Sales Company Limited	Marketing and distribution of refined petroleum products	2,200	2,629	100.00	—
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Zhongyuan Petrochemical Company Limited	Manufacturing of petrochemical products	2,400	2,244	93.51	43
	Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	3,986	2,990	75.00	1,216
	Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	1,595	4,469	100.00	—

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated in the PRC.

Note:	The Company consolidated the financial statements of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

51	COMMITMENTS

Operating lease commitments

The Group and the Company lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2011 and 2010, the future minimum lease payments of the Group and the Company under operating leases are as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	10,414	10,555	9,830	10,083
Between one and two years	9,764	9,877	9,503	9,641
Between two and three years	9,668	9,721	9,443	9,459
Between three and four years	9,585	9,634	9,319	9,390
Between four and five years	9,465	9,522	9,297	9,297
After five years	215,810	224,292	210,277	218,335
Total	264,706	273,601	257,669	266,205

Capital commitments
At 31 December 2011 and 2010, the capital commitments are as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	192,792	138,980	170,698	125,367
Authorised but not contracted for	32,178	37,450	24,358	35,534
Total	224,970	176,430	195,056	160,901

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 438 million for the year ended 31 December 2011 (2010: RMB 450 million).

Estimated future annual payments are as follows:

	The Group and the Company
	2011	2010
	RMB millions	RMB millions

Within one year	335	119
Between one and two years	105	181
Between two and three years	25	22
Between three and four years	26	23
Between four and five years	28	23
After five years	730	645
Total	1,249	1,013

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

52	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

	(b)	At 31 December 2011 and 2010, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Jointly controlled entities	703	7,548	283	4,894
Associates	79	152	4	43
Total	782	7,700	287	4,937

As at 31 December 2010, the Company and a subsidiary have guaranteed to a jointly controlled entity in relation to the bank loans drawn down by the jointly controlled entity. The guarantees expired during the year ended 31 December 2011.

As at 31 December 2011, a subsidiary of the Company provided guarantees on long-term loans of USD 94 million drawn down by certain jointly controlled entities of Sinopec Group Company. This subsidiary also provided guaranties on long-term loans of USD 969 million drawn by certain joint ventures (other than Sinopec Group Company) of these jointly controlled entities.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2011 and 2010, it is not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 4,228 million for the year ended 31 December 2011 (2010: RMB 3,880 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

53	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production — which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining — which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution — which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals — which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

	(v)	Others — which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group’s segments are the same as those described in the principal accounting policies (Note 3). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments and deferred tax assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities and other non-current liabilities.

53	SEGMENT REPORTING (Continued)

Reportable information on the Group’s operating segments is as follows:

	2011	2010
	RMB millions	RMB millions

Income from principal operations
Exploration and production
External sales	47,519	35,024
Inter-segment sales	173,115	133,691
	220,634	168,715
Refining
External sales	189,504	159,858
Inter-segment sales	1,015,855	805,704
	1,205,359	965,562
Marketing and distribution
External sales	1,335,569	1,032,900
Inter-segment sales	5,767	3,258
	1,341,336	1,036,158
Chemicals
External sales	368,658	285,596
Inter-segment sales	45,203	35,581
	413,861	321,177
Others
External sales	522,517	363,380
Inter-segment sales	610,585	432,415
	1,133,102	795,795
Elimination of inter-segment sales	(1,850,525)	(1,410,649)
Income from principal operations	2,463,767	1,876,758
Income from other operations
Exploration and production	21,204	18,430
Refining	6,713	6,015
Marketing and distribution	6,290	4,540
Chemicals	6,629	6,445
Others	1,080	994
Income from other operations	41,916	36,424
Consolidated operating income	2,505,683	1,913,182

53	SEGMENT REPORTING (Continued)

	2011	2010
	RMB millions	RMB millions

Operating profit/(loss)
By segment
Exploration and production	71,221	46,725
Refining	(37,608)	14,873
Marketing and distribution	45,068	30,622
Chemicals	25,292	14,763
Others	(2,963)	(2,821)
Elimination	891	(1,455)
Total segment operating profit	101,901	102,707
Investment income/(loss)
Exploration and production	248	179
Refining	(417)	567
Marketing and distribution	1,181	1,054
Chemicals	2,506	3,234
Others	668	637
Total segment investment income	4,186	5,671
Financial expenses	(6,544)	(6,847)
Gain/(loss) from changes in fair value	1,423	(179)
Operating profit	100,966	101,352
Add: Non-operating income	3,411	2,108
Less: Non-operating expenses	1,739	1,282
Profit before taxation	102,638	102,178
Assets
Segment assets
Exploration and production	322,241	298,710
Refining	270,884	229,266
Marketing and distribution	228,546	188,588
Chemicals	142,733	126,099
Others	77,272	60,695
Total segment assets	1,041,676	903,358
Cash at bank and on hand	25,197	18,140
Long-term equity investments	47,458	45,037
Deferred tax assets	13,398	15,578
Other unallocated assets	2,324	3,276
Total assets	1,130,053	985,389
Liabilities
Segment liabilities
Exploration and production	78,811	58,364
Refining	60,130	49,713
Marketing and distribution	80,507	75,200
Chemicals	29,977	33,579
Others	111,463	75,635
Total segment liabilities	360,888	292,491
Short-term loans	36,985	29,298
Short-term debentures payable	—	1,000
Non-current liabilities due within one year	43,388	5,530
Long-term loans	54,320	58,895
Debentures payable	100,137	115,180
Deferred tax liabilities	15,181	15,017
Other non-current liabilities	3,436	2,415
Other unallocated liabilities	6,193	12,881
Total liabilities	620,528	532,707

53	SEGMENT REPORTING (Continued)

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2011	2010
	RMB millions	RMB millions

Capital expenditure
Exploration and production	58,749	52,680
Refining	25,767	20,015
Marketing and distribution	28,517	26,168
Chemicals	15,015	12,894
Others	2,136	1,894
	130,184	113,651
Depreciation, depletion and amortisation
Exploration and production	35,455	31,515
Refining	11,519	11,371
Marketing and distribution	7,202	6,489
Chemicals	8,457	8,848
Others	1,183	1,030
	63,816	59,253
Impairment losses on long-lived assets
Exploration and production	2,153	3,250
Refining	78	4,902
Marketing and distribution	271	1,183
Chemicals	308	5,121
Others	1	21
	2,811	14,477

54	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, prepayments, financial assets held for trading, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, advances from customers, debentures payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its use of financial instruments:

	l	credit risk;

	l	liquidity risk;

	l	market risk; and

	l	equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total accounts receivable.

The carrying amounts of cash at bank, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

54	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 31 December 2011, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 170,500 million (2010: RMB 167,500 million) on an unsecured basis, at a weighted average interest rate of 3.63% (2010: 2.61%). At 31 December 2011, the Group’s outstanding borrowings under these facilities were RMB 13,767million (2010: RMB 6,622 million) and were included in short-term bank loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	2011
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	36,985	37,727	37,727	—	—	—
Non-current liabilities due within one year	43,388	44,254	44,254	—	—	—
Long-term loans	54,320	60,500	5,455	15,963	2,500	36,582
Debentures payable	100,137	109,129	2,152	2,208	57,316	47,453
Bills payable	5,933	5,933	5,933	—	—	—
Accounts payable	177,002	177,002	177,002	—	—	—
Other payables and employee benefits payable	53,655	53,655	53,655	—	—	—
Total	471,420	488,200	326,178	18,171	59,816	84,035

	2010
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	29,298	29,617	29,617	—	—	—
Non-current liabilities due within one year	5,530	5,641	5,641	—	—	—
Short-term debentures payable	1,000	1,016	1,016	—	—	—
Long-term loans	58,895	61,908	1,133	5,685	18,341	36,749
Debentures payable	115,180	133,512	3,222	41,244	60,435	28,611
Bills payable	3,818	3,818	3,818	—	—	—
Accounts payable	132,528	132,528	132,528	—	—	—
Other payables and employee benefits payable	65,390	65,390	65,390	—	—	—
Total	411,639	433,430	242,365	46,929	78,776	65,360

54	FINANCIAL INSTRUMENTS (Continued)

The Company

	2011
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	3,842	3,943	3,943	—	—	—
Non-current liabilities due within one year	43,281	44,146	44,146	—	—	—
Long-term loans	53,783	59,803	5,330	15,794	2,112	36,567
Debentures payable	100,137	109,129	2,152	2,208	57,316	47,453
Bills payable	3,052	3,052	3,052	—	—	—
Accounts payable	128,138	128,138	128,138	—	—	—
Other payables and employee benefits payable	70,066	70,066	70,066	—	—	—
Total	402,299	418,277	256,827	18,002	59,428	84,020

	2010
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	7,229	7,292	7,292	—	—	—
Non-current liabilities due within one year	4,109	4,210	4,210	—	—	—
Long-term loans	58,377	61,358	1,117	5,640	17,898	36,703
Debentures payable	115,180	133,512	3,222	41,244	60,435	28,611
Bills payable	2,670	2,670	2,670	—	—	—
Accounts payable	87,244	87,244	87,244	—	—	—
Other payables and employee benefits payable	83,923	83,923	83,923	—	—	—
Total	358,732	380,209	189,678	46,884	78,333	65,314

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in derivative financial instruments, short-term and long-term loans of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2011	2010	2011	2010
	millions	millions	millions	millions

Gross exposure arising from loans and borrowings
US Dollars	USD 1,794	USD 501	USD 42	USD 48
Japanese Yen	JPY 14,532	JPY 18,313	JPY 14,532	JPY 18,313
Hong Kong Dollars	HKD 12,847	HKD 12,114	HKD 12,847	HKD 12,114

A 5 percent strengthening of Renminbi against the following currencies at 31 December 2011 and 2010 would have increased net profit for the year and retained profits of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010.

	The Group
	2011	2010
	RMB millions	RMB millions

US Dollars	424	124
Japanese Yen	44	56
Hong Kong Dollars	391	400

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

54	FINANCIAL INSTRUMENTS (Continued)

	(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 20 and Note 28, respectively.

At 31 December 2011 it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year and retained profits by approximately RMB 271 million (for the year ended 31 December 2010: RMB 259 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 31 December 2010.

	(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined petroleum products. The fluctuations in prices of crude oil and refined petroleum products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 31 December 2011, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. At 31 December 2011, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 837 million (2010: RMB 148 million) recognised in other receivables and derivative financial liabilities of RMB 684 million (2010: RMB 907 million) recognised in other payables.

At 31 December 2011, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would increase/decrease the Group’s profit for the year and retained profits by approximately RMB 563 million (2010: decrease/increase RMB 229 million), and increase/decrease the Group’s capital reserve by approximately RMB 450 million (2010: decrease/increase RMB 1,066 million). At 31 December 2011, it is estimated that a general increase/decrease of RMB 1,000 per tonne in relevant chemical products, with all other variable held constant would decrease/increase the Group’s profit for the year and retained earnings by approximately RMB 10 million (2010:RMB 7 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2010.

	(d)	Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 31 December 2011, the Group is exposed to this risk through the derivative embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 29(iii) and (v) respectively.

At 31 December 2011, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained profits by approximately RMB 2,159 million (2010: RMB 218 million) while a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year and retained profits by approximately RMB 1,628 million (2010: RMB 108 million). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2010.

54	FINANCIAL INSTRUMENTS (Continued)

Fair values

	(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

		•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

		•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

2011

		The Group				The Company
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		millions	millions	millions	millions	millions	millions	millions	millions

Assets
Available-for-sale financial assets:
–	Listed	55	—	—	55	13	—	—	13
–	Non-listed	—	200	—	200	—	—	—	—
Derivative financial instruments:
–	Derivative financial assets	133	758	—	891	—	—	—	—
		188	958	—	1,146	13	—	—	13
Liabilities
Derivative financial instruments:
Embedded derivative component of the convertible bonds		—	2,680	—	2,680	—	2,680	—	2,680
–	Other derivative financial liabilities	79	810	—	889	—	188	—	188
		79	3,490	—	3,569	—	2,868	—	2,868

2010

		The Group				The Company
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		millions	millions	millions	millions	millions	millions	millions	millions

Assets
Financial assets held for trading		700	1,750	—	2,450	—	—	—	—
Available-for-sale financial assets:
–	Listed	52	—	—	52	18	—	—	18
Derivative financial instruments:
–	Derivative financial assets	113	223	—	336	—	1	—	1
		865	1,973	—	2,838	18	1	—	19
Liabilities
Derivative financial instruments:
–	Embedded component of the convertible bonds	—	340	—	340	—	340	—	340
–	Other derivative financial liabilities	164	1,299	—	1,463	—	259	—	259
		164	1,639	—	1,803	—	599	—	599

During the years ended 31 December 2011 and 2010, there were no transfers between instruments in Level 1 and Level 2.

54	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(ii) Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term debts and security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 4.95% to 7.05% (2010: 3.87% to 6.14%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2011 and 2010:

	2011	2010
	RMB millions	RMB millions

Carrying amount	160,082	141,104
Fair value	146,272	139,999

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2011 and 2010.

55	EXTRAORDINARY GAINS AND LOSSES

Pursuant to “Questions and answers in the prepayment of information disclosures of companies issuing public shares, No.1 – Extraordinary gain and loss” (2008), the extraordinary gains and losses of the Group are as follows:

	2011	2010
	RMB millions	RMB millions

Extraordinary (gains)/losses for the year:
Net gain on disposal of non-current assets	(754)	(253)
Donations	90	177
Gain on holding and disposal of various investments	(48)	(71)
Net profit of subsidiaries generated from a business combination involving entities under common control before acquisition date	—	(3,043)
Other non-operating income, net	(1,015)	(734)
	(1,727)	(3,924)
Tax effect	432	220
Total	(1,295)	(3,704)
Attributable to:
Equity shareholders of the Company	(1,244)	(2,368)
Minority interests	(51)	(1,336)

56	BASIC AND DILUTED EARNINGS PER SHARE

	(i)	Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	2011	2010

Net profit attributable of equity shareholders of the Company (RMB millions)	71,697	70,713
Weighted average number of outstanding ordinary shares of the Company (millions)	86,702	86,702
Basic earnings per share (RMB/share)	0.827	0.816

The calculation of the weighted average number of ordinary shares is as follows:

	2011	2010

Weighted average number of outstanding ordinary shares of the Company (millions)	86,702	86,702

(ii)	Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	2011	2010

Net profit attributable to equity shareholders of the Company (diluted) (RMB millions)	71,410	70,934
Weighted average number of outstanding ordinary shares of the Company (diluted) (millions)	89,795	87,790
Diluted earnings per share (RMB/share)	0.795	0.808

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	2011	2010

The weighted average number of the ordinary shares issued at 31 December (millions)	86,702	86,702
Effect of the convertible bonds (millions)	3,093	1,088
Weighted average number of the ordinary shares issued at 31 December (diluted) (millions)	89,795	87,790

57	COMPARATIVE FIGURES

For purpose of comparison, certain comparative figures of these financial statements have been reclassified.

REPORT OF THE INTERNATIONAL AUDITOR

To the Shareholders of China Petroleum & Chemical Corporation
(Established in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Petroleum & Chemical Corporation (“the Company”) and its subsidiaries (together “the Group”) set out on pages 139 to 194, which comprise the consolidated and company balance sheets as at 31 December 2011, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2011 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

23 March 2012

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2011
(Amounts in millions, except per share data)

	Note	2011	2010
		RMB	RMB

Turnover and other operating revenues
Turnover	3	2,463,767	1,876,758
Other operating revenues	4	41,916	36,424
		2,505,683	1,913,182
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(2,031,545)	(1,482,484)
Selling, general and administrative expenses	5	(58,960)	(51,048)
Depreciation, depletion and amortisation		(63,816)	(59,253)
Exploration expenses, including dry holes		(13,341)	(10,955)
Personnel expenses	6	(41,529)	(33,672)
Taxes other than income tax	7	(189,949)	(157,189)
Other operating expenses, net	8	(1,013)	(13,607)
Total operating expenses		(2,400,153)	(1,808,208)
Operating profit		105,530	104,974
Finance costs
Interest expense	9	(9,241)	(7,972)
Interest income		1,584	660
Unrealised gain/(loss) on embedded derivative component of the convertible bonds	29 (c) and (e)	1,259	(127)
Net foreign currency exchange gains		1,113	465
Net finance costs		(5,285)	(6,974)
Investment income		168	273
Share of profits less losses from associates and jointly controlled entities		4,152	5,390
Profit before taxation		104,565	103,663
Tax expense	10	(26,120)	(25,681)
Profit for the year		78,445	77,982
Attributable to:
Equity shareholders of the Company		73,225	71,782
Non-controlling interests		5,220	6,200
Profit for the year		78,445	77,982
Earnings per share:	16
Basic		0.845	0.828
Diluted		0.812	0.820
The notes on pages 147 to 194 form part of these financial statements. Details of dividends payable to equity shareholders of the Company attributable to the profit for the year are set out in Note 14.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2011
(Amounts in millions)

	Note	2011	2010
		RMB	RMB

Profit for the year		78,445	77,982
Other comprehensive income for the year (after tax and reclassification adjustments)	15
Cash flow hedges		142	(221)
Available-for-sale securities		(15)	(9)
Share of other comprehensive income of associates		(179)	(533)
Foreign currency translation differences		(676)	(1,360)
Total other comprehensive income		(728)	(2,123)
Total comprehensive income for the year		77,717	75,859
Attributable to:
Equity shareholders of the Company		72,735	69,775
Non-controlling interests		4,982	6,084
Total comprehensive income for the year		77,717	75,859

The notes on pages 147 to 194 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
as at 31 December 2011
(Amounts in millions)

	Note	2011	2010
		RMB	RMB

Non-current assets
Property, plant and equipment, net	17	565,936	540,700
Construction in progress	18	111,311	89,599
Goodwill	19	8,212	8,298
Interest in associates	21	25,692	22,815
Interest in jointly controlled entities	22	19,992	20,199
Investments	23	1,829	2,075
Deferred tax assets	28	12,706	15,232
Lease prepayments		26,101	20,325
Long-term prepayments and other assets	24	29,994	16,350
Total non-current assets		801,773	735,593
Current assets
Cash and cash equivalents		24,647	17,008
Time deposits with financial institutions		550	1,132
Trade accounts receivable, net	25	58,721	43,093
Bills receivable	25	27,961	15,950
Inventories	26	203,417	156,546
Prepaid expenses and other current assets	27	27,459	26,500
Total current assets		342,755	260,229
Current liabilities
Short-term debts	29	68,224	17,019
Loans from Sinopec Group Company and fellow subsidiaries	29	12,149	18,809
Trade accounts payable	30	177,002	132,528
Bills payable	30	5,933	3,818
Accrued expenses and other payables	31	176,878	153,478
Income tax payable		4,054	10,754
Total current liabilities		444,240	336,406
Net current liabilities		(101,485)	(76,177)
Total assets less current liabilities		700,288	659,416
Non-current liabilities
Long-term debts	29	116,894	136,465
Loans from Sinopec Group Company and fellow subsidiaries	29	37,563	37,610
Deferred tax liabilities	28	15,181	15,017
Provisions	32	18,381	15,573
Other liabilities		4,925	3,715
Total non-current liabilities		192,944	208,380
		507,344	451,036
Equity
Share capital	33	86,702	86,702
Reserves		385,626	332,902
Total equity attributable to equity shareholders of the Company		472,328	419,604
Non-controlling interests		35,016	31,432
Total equity		507,344	451,036

Approved and authorised for issue by the board of directors on 23 March 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer

The notes on pages 147 to 194 form part of these financial statements.

BALANCE SHEET
as at 31 December 2011
(Amounts in millions)

	Note	2011	2010
		RMB	RMB

Non-current assets
Property, plant and equipment, net	17	470,825	436,870
Construction in progress	18	101,641	76,830
Investments in subsidiaries	20	70,364	81,777
Interest in associates	21	13,686	12,160
Interest in jointly controlled entities	22	10,094	9,330
Investments	23	937	895
Deferred tax assets	28	9,614	11,576
Lease prepayments		19,598	12,989
Long-term prepayments and other assets	24	24,344	13,304
Total non-current assets		721,103	655,731
Current assets
Cash and cash equivalents		20,852	11,881
Time deposits with financial institutions		101	1
Trade accounts receivable, net	25	16,829	16,660
Bills receivable	25	17,802	11,093
Inventories	26	144,148	103,170
Prepaid expenses and other current assets	27	48,456	44,205
Total current assets		248,188	187,010
Current liabilities
Short-term debts	29	46,482	6,359
Loans from Sinopec Group Company and fellow subsidiaries	29	641	4,979
Trade accounts payable	30	128,138	87,244
Bills payable	30	3,052	2,670
Accrued expenses and other payables	31	182,996	158,901
Income tax payable		2,901	7,620
Total current liabilities		364,210	267,773
Net current liabilities		(116,022)	(80,763)
Total assets less current liabilities		605,081	574,968
Non-current liabilities
Long-term debts	29	116,602	136,090
Loans from Sinopec Group Company and fellow subsidiaries	29	37,318	37,467
Deferred tax liabilities	28	7,350	7,951
Provisions	32	17,114	14,462
Other liabilities		2,846	1,909
Total non-current liabilities		181,230	197,879
		423,851	377,089
Equity
Share capital	33	86,702	86,702
Reserves	34	337,149	290,387
Total equity		423,851	377,089

Approved and authorised for issue by the board of directors on 23 March 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer

The notes on pages 147 to 194 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2011
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2010, as previously reported	86,702	(17,911)	18,072	48,031	67,000	4,767	172,279	378,940	25,876	404,816
Adjustment for the change in accounting policy (Note 1)	—	—	—	—	—	745	(170)	575	115	690
Balance at 1 January 2010, as adjusted	86,702	(17,911)	18,072	48,031	67,000	5,512	172,109	379,515	25,991	405,506
Profit for the year	—	—	—	—	—	—	71,782	71,782	6,200	77,982
Other comprehensive income (Note 15)	—	—	—	—	—	(2,007)	—	(2,007)	(116)	(2,123)
Total comprehensive income for the year	—	—	—	—	—	(2,007)	71,782	69,775	6,084	75,859
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Warrants exercised (Note 33)	—	—	2	—	—	—	—	2	—	2
Expiry of warrants (Note 29(d))	—	(6,879)	6,879	—	—	—	—	—	—	—
Final dividend for 2009 (Note 14)	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Interim dividend for 2010 (Note 14)	—	—	—	—	—	—	(6,936)	(6,936)	—	(6,936)
Appropriation (Note (a) and (b))	—	—	—	6,680	20,000	—	(26,680)	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	1,672	(1,672)	—	—	—
Transfer from other reserves to capital reserve	—	(8,310)	—	—	—	8,310	—	—	—	—
Consideration for the Acquisition of SSI (Note 1)	—	—	—	—	—	(13,177)	—	(13,177)	—	(13,177)
Distribution to Sinopec Group Company	—	(29)	—	—	—	—	—	(29)	—	(29)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(643)	(643)
Total contributions by and distributions to owners	—	(15,218)	6,881	6,680	20,000	(3,195)	(44,825)	(29,677)	(643)	(30,320)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(9)	—	—	—	—	—	(9)	—	(9)
Total transactions with owners	—	(15,227)	6,881	6,680	20,000	(3,195)	(44,825)	(29,686)	(643)	(30,329)
Others (Note (f))	—	—	—	—	—	1,325	(1,325)	—	—	—
Balance at 31 December 2010	86,702	(33,138)	24,953	54,711	87,000	1,635	197,741	419,604	31,432	451,036

The notes on pages 147 to 194 form part of these financial statements.

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2011	86,702	(33,138)	24,953	54,711	87,000	1,635	197,741	419,604	31,432	451,036
Profit for the year	—	—	—	—	—	—	73,225	73,225	5,220	78,445
Other comprehensive income (Note 15)	—	—	—	—	—	(490)	—	(490)	(238)	(728)
Total comprehensive income for the year	—	—	—	—	—	(490)	73,225	72,735	4,982	77,717
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2010 (Note 14)	—	—	—	—	—	—	(11,271)	(11,271)	—	(11,271)
Interim dividend for 2011 (Note 14)	—	—	—	—	—	—	(8,670)	(8,670)	—	(8,670)
Appropriation (Note (a) and (b))	—	—	—	6,552	30,000	—	(36,552)	—	—	—
Distribution to Sinopec Group Company	—	(27)	—	—	—	—	—	(27)	—	(27)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(1,374)	(1,374)
Total contributions by and distributions to owners	—	(27)	—	6,552	30,000	—	(56,493)	(19,968)	(1,374)	(21,342)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(43)	—	—	—	—	—	(43)	(24)	(67)
Total transactions with owners	—	(70)	—	6,552	30,000	—	(56,493)	(20,011)	(1,398)	(21,409)
Others (Note (f))	—	—	—	—	—	1,790	(1,790)	—	—	—
Balance at 31 December 2011	86,702	(33,208)	24,953	61,263	117,000	2,935	212,683	472,328	35,016	507,344

Notes:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit determined in accordance with the PRC accounting policies adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the year ended 31 December 2011, the Company transferred RMB 6,552 million (2010: RMB 6,680 million), being 10% of the current year’s net profit determined in accordance with accounting policies complying with Accounting Standards for Business Enterprises (“ASBE”), to this reserve.

(b)
For the year ended 31 December 2011, the directors authorised the transfer of RMB 30,000 million (2010: RMB 20,000 million), subject to the shareholders’ approval at the Annual General Meeting, to the discretionary surplus reserve. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”). At 31 December 2011, the amount of retained earnings available for distribution was RMB 121,463 million (2010: RMB 112,768 million), being the amount determined in accordance with the accounting policies complying with IFRS. Final dividend for the year ended 31 December 2011 of RMB 17,340 million (2010: RMB 11,271 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; and (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

(f)
According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. During the year ended 31 December 2011, the Group transferred RMB 1,790 million (2010: RMB 1,325 million) from retained earnings to other reserves for the safety production fund.

The notes on pages 147 to 194 form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2011
(Amounts in millions)

	Note	2011	2010
		RMB	RMB

Net cash generated from operating activities	(a)	150,622	170,333
Investing activities
Capital expenditure		(131,737)	(106,371)
Exploratory wells expenditure		(10,517)	(7,392)
Purchase of investments, investments in associates and investments in jointly controlled entities		(7,488)	(11,310)
Proceeds from disposal of investments and investments in associates		3,039	1,687
Proceeds from disposal of property, plant and equipment		1,216	16,126
Purchase of time deposits with financial institutions		(5,801)	(3,522)
Proceeds from maturity of time deposits with financial institutions		6,383	3,626
Interest received		1,584	660
Investment and dividend income received		2,961	1,335
Payments for derivative financial instruments		(3,768)	(5,273)
Proceeds from derivative financial instruments		3,679	4,646
Net cash used in investing activities		(140,449)	(105,788)
Financing activities
Proceeds of issuance of 2011 Convertible Bonds, net of issuing expenses		22,889	—
Proceeds of issuance of corporate bonds		5,000	21,000
Proceeds from warrants exercise		—	2
Proceeds from bank and other loans		536,397	663,491
Repayments of corporate bonds and redemption of 2007 Convertible Bonds		(6,036)	(31,000)
Repayments of bank and other loans		(532,667)	(672,804)
Distributions by subsidiaries to non-controlling interests		(1,812)	(1,051)
Contributions to subsidiaries from non-controlling interests		117	408
Acquisitions of non-controlling interests of subsidiaries		(36)	—
Dividend paid		(19,469)	(16,391)
Interest paid		(6,899)	(6,739)
Distributions to Sinopec Group Company		—	(13,210)
Net cash used in financing activities		(2,516)	(56,294)
Net increase in cash and cash equivalents		7,657	8,251
Cash and cash equivalents at 1 January		17,008	8,782
Effect of foreign currency exchange rate changes		(18)	(25)
Cash and cash equivalents at 31 December		24,647	17,008

The notes on pages 147 to 194 form part of these financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2011
(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	2011	2010
	RMB	RMB

Operating activities
Profit before taxation	104,565	103,663
Adjustments for:
Depreciation, depletion and amortisation	63,816	59,253
Dry hole costs written off	5,979	4,986
Share of profits less losses from associates and jointly controlled entities	(4,152)	(5,390)
Investment income	(168)	(273)
Interest income	(1,584)	(660)
Interest expense	9,241	7,972
Unrealised gain on foreign currency exchange rate changes and derivative financial instruments	(1,679)	(438)
Gain on disposal of property, plant and equipment, net	(754)	(253)
Impairment losses on long-lived assets	2,809	14,477
Unrealised (gain)/loss on embedded derivative component of the convertible bonds	(1,259)	127
	176,814	183,464
Increase in trade accounts receivable	(15,628)	(16,500)
Increase in bills receivable	(12,011)	(13,840)
Increase in inventories	(46,871)	(14,819)
Increase in prepaid expenses and other current assets	(3,189)	(7,062)
Increase in lease prepayments	(5,776)	(3,196)
Decrease in long-term prepayments and other assets	5,815	2,831
Increase in trade accounts payable	44,474	35,765
Increase/(decrease) in bills payable	2,115	(19,293)
Increase in accrued expenses and other payables	33,809	37,288
Increase/(decrease) in other non-current liabilities	868	(147)
	180,420	184,491
Income tax paid	(29,798)	(14,158)
Net cash generated from operating activities	150,622	170,333

The notes on pages 147 to 194 form part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2011

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the “Company’’) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group’’), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC’’). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (‘‘Sinopec Group Company’’), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation

Pursuant to the resolution passed at the Directors’ meeting on 26 March 2010, the Group acquired 55% equity interests of Sonangol Sinopec International Limited (“SSI”) from Sinopec Overseas Oil & Gas Limited (“SOOGL”), a subsidiary of Sinopec Group Company, and assumed the shareholder’s loans of USD 292 million provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million (hereinafter referred to as the “Acquisition of SSI”).

As the Group and SSI are under the common control of Sinopec Group Company, the Acquisition of SSI has been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of SSI have been accounted for at historical cost and the consolidated financial statements of the Company prior to the acquisition have been restated to include the results of operation and the assets and liabilities of SSI on a combined basis. The difference between the total considerations paid over the amounts of the net assets of SSI was RMB 8,310 million, which was accounted for as an equity transaction.

The accompanying financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group and the Company are set out in Note 2.

The IASB has issued a number of amendments to IFRS and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following development is relevant to the Group’s financial statements:

• IAS 24 (revised 2009), ”Related party disclosures”

• Improvements to IFRS (2010)

IAS 24 (revised 2009) “Related party disclosures” simplifies the definition of “related party” and removes inconsistencies, which emphasises a symmetrical view of related party transactions. The revised standard also provides limited relief from disclosure of information by government-related entities in respect of transactions with the government to which the Group is related, or transactions with other entities related to the same government. The amendments to IAS 24 have had no material impact on the Group’s financial statements.

In the Improvements to IFRS (2010) omnibus standard, the IASB extended the scope of paragraph D8 of IFRS 1, First time adoption of IFRS, for the use of the deemed cost exemption for an event-driven fair value. Under the amended standard, an entity is permitted to take as deemed cost the fair value of some or all of its assets and liabilities, when these fair values were determined under previous GAAP at one particular date because of a specific event which occurred during the period covered by its first financial statements prepared under IFRS. Previously, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity’s transition to IFRS (being the start of the earliest comparative period included in the first set of IFRS financial statements).

The Group’s first financial statements prepared under IFRS were for the three year ended 31 December 1999 and for the six-month period ended 30 June 2000, with the start of the earliest comparative period being 1 January 1997. During that period and pursuant to applicable laws and regulations of the PRC, the Group’s financial statements prepared under ASBE and other relevant rules and regulations (collectively “PRC GAAP”) included leasehold land use rights at deemed cost based on the valuation performed by independent valuers as at 30 September 1999. As these valuations were performed as of a date later than the date of transition to IFRS, the Group was not permitted to adopt these valuations as deemed cost for the purposes of its IFRS financial statements and instead adopted the IFRS policy that leasehold land use rights be measured at historical cost and therefore, the related revaluation gains arising from the revaluation in 1999 as mentioned above were not recognised. The Group has chosen to adopt the amendments to IFRS 1 by making retrospective adjustments in order to eliminate the aforementioned differences between the Group’s financial statements under IFRS and those under PRC GAAP. Specifically, the Group has retrospectively adjusted the amounts reported for previous periods in its IFRS financial statements to reflect the recognition of the leasehold land use rights at their deemed cost based on the valuation performed by the independent valuers as at 30 September 1999, with consequential adjustments for amortisation charged in subsequent periods.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

The results of operation and financial condition previously reported by the Group as at and for the year ended 31 December 2010 have been restated to include the adoption of Improvements to IFRS (2010) as set out below.

	The Group, as previously reported	Adoption of Improvements to IFRS (2010)	The Group, as restated
	RMB millions	RMB millions	RMB millions

Results of operation:
Profit attributable to the equity shareholders of the Company	71,800	(18)	71,782
Basic earnings per share (RMB)	0.828	—	0.828
Diluted earnings per share (RMB)	0.820	—	0.820
Financial condition:
Goodwill	8,207	91	8,298
Deferred tax assets	15,516	(284)	15,232
Lease prepayments	19,464	861	20,325
Total non-current assets	734,925	668	735,593
Total equity	450,368	668	451,036

There is no material impact on the Group’s financial position as a result of the change in accounting policy as mentioned above, accordingly additional consolidated and company balance sheets and related notes are not presented as at the beginning of the comparative period of these consolidated financial statements.

The Group has not adopted any new standard or interpretation that is not yet effective for the current accounting period (Note 42).

The accompanying financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimations made by management in the application of IFRS that have significant effect on the financial statements and the major sources of estimation uncertainty are disclosed in Note 41.

2	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation
The consolidated financial statements comprise the Company and its subsidiaries, and interest in associates and jointly controlled entities.

(i) Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (Note 2a(ii)).

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(n)).

The particulars of the Group’s principal subsidiaries are set out in Note 39.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(a)	Basis of consolidation (Continued)

(ii) Associates and jointly controlled entities

An associate is an entity, not being a subsidiary, in which the Group or the Company exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

Investments in associates and jointly controlled entities are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the group ceases to have significant influence over an associate or joint control over a jointly controlled entity, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (see Note 2a(ii)).

In the Company’s balance sheet, investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(n)).

(iii) Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

	(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (‘‘PBOC’’) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

	(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

	(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

	(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(f)	Property, plant and equipment

An item of property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	15 to 45 years
Plant, machinery, equipment, and others	4 to 18 years
Oil depots, storage tanks and service stations	8 to 25 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at a credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less the accumulated amount charged to expense and impairment losses (Note 2(n)). The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted for using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to cash-generating units, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(k)	Investments

Investments in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserves. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in the consolidated income statement as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in the consolidated income statement.

	(l)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on re-measurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or the hedge of the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

	(m)	Hedging
(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

(ii) Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the exchange reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement.

	(n)	Impairment of assets
(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have an quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in subsidiaries, associates and jointly controlled entities accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Impairment of assets (Continued)
(ii) Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

	(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

	(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

	(q)	Convertible bonds
(i) Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(q)	Convertible bonds (Continued)
(ii) Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

	(r)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

A provision for onerous contracts is recognised when the expected economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

	(s)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

	(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

	(u)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(v)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

	(w)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 4,862 million for the year ended 31 December 2011 (2010: RMB 4,835 million).

	(x)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

	(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 37.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

	(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	(aa)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

	(bb)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4	OTHER OPERATING REVENUES
	The Group
	2011	2010
	RMB millions	RMB millions

Sale of materials, service and others	41,479	36,032
Rental income	437	392
	41,916	36,424

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

		The Group
		2011	2010
		RMB millions	RMB millions

Operating lease charges		11,231	10,452
Auditors’ remuneration - audit services		81	82
Impairment losses:
–	trade accounts receivable	51	48
–	other receivables	212	308

6	PERSONNEL EXPENSES

	The Group
	2011	2010
	RMB millions	RMB millions

Salaries, wages and other benefits	36,263	28,825
Contributions to retirement schemes (Note 37)	5,266	4,847
	41,529	33,672

7	TAXES OTHER THAN INCOME TAX

	The Group
	2011	2010
	RMB millions	RMB millions

Consumption tax (i)	126,023	117,928
Special oil income levy (ii)	37,600	19,760
City construction tax (iii)	13,018	11,277
Education surcharge	9,441	6,339
Resources tax	3,185	1,318
Business tax	682	567
	189,949	157,189

Note:

(i)
The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Before 1 November 2011, special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel. Effective from 1 November 2011, special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 55 per barrel.

(iii)	City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

8	OTHER OPERATING EXPENSES, NET

	The Group
	2011	2010
	RMB millions	RMB millions

Fines, penalties and compensations	236	69
Donations	90	177
Gain on disposal of property, plant and equipment, net	(754)	(253)
Impairment losses on long-lived assets (Note)	2,809	14,477
Net realised and unrealised losses on derivative financial instruments not qualified as hedging	132	55
Ineffective portion of change in fair value of cash flow hedges	(134)	(16)
Government grants	(1,497)	(1,196)
Others	131	294
	1,013	13,607

Note:

Impairment losses recognised for the exploration and production (“E&P”) segment were RMB 2,153 million of property, plant and equipment (Note 17) for the year ended 31 December 2011, and RMB 3,250 million for the year ended 31 December 2010, that comprised of impairment losses of RMB 1,889 million of property, plant and equipment (Note 17) and impairment loss of RMB 1,361 million of goodwill in respect of Dynamic. The primary factor resulting in the E&P segment impairment losses for the year ended 31 December 2011 was unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 12.0%. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset and goodwill impairment.

Impairment losses recognised for the chemicals segment were RMB 308 million of property, plant and equipment (Note 17) for the year ended 31 December 2011, and RMB 5,121 million for the year ended 31 December 2010, that comprised of impairment losses of RMB 2,953 million of property, plant and equipment (Note 17) and impairment loss of RMB 2,168 million of goodwill in respect of Sinopec Qilu. Impairment losses recognised for the refining segment were RMB 78 million of property, plant and equipment (Note 17) for the year ended 31 December 2011, and RMB 4,902 million for the year ended 31 December 2010, that comprised of impairment losses of RMB 1,649 million of property, plant and equipment, impairment loss of RMB 2,737 million of goodwill in respect of Sinopec Yangzi and impairment losses of RMB 516 million of construction in progress (Note 18). These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities using the pre-tax discount rates ranging from 12.5% to 12.7%. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be covered through an increase in selling price.

Impairment losses recognised on long-lived assets of the marketing and distribution segment were RMB 269 million (2010: RMB 1,183 million) for the year ended 31 December 2011, that comprised of impairment losses of RMB 241 million (2010: RMB 1,055 million) and RMB 28 million (2010: RMB 128 million) on property, plant and equipment and construction in progress, respectively. The impairment losses primarily related to certain service stations and certain construction in progress that were closed or abandoned during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

9	INTEREST EXPENSE

	The Group
	2011	2010
	RMB millions	RMB millions

Interest expense incurred	9,398	8,664
Less: Interest expense capitalised*	(898)	(1,266)
	8,500	7,398
Accretion expenses (Note 32)	741	574
Interest expense	9,241	7,972
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	3.1% to 6.9%	3.0% to 6.5%

10	TAX EXPENSE

Tax expense in the consolidated income statement represents:

	The Group
	2011	2010
	RMB millions	RMB millions

Current tax
– Provision for the year	22,731	22,177
– Under/(over) provision in prior years	367	(299)
Deferred taxation (Note 28)	3,022	3,803
	26,120	25,681

Reconciliation between actual income tax expense and the expected income tax at applicable statutory tax rates is as follows:

	The Group
	2011	2010
	RMB millions	RMB millions

Profit before taxation	104,565	103,663
Expected PRC income tax expense at a statutory tax rate of 25%	26,141	25,915
Tax effect of preferential tax rate (Note)	(1,825)	(1,525)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	1,587	2,639
Tax effect of non-deductible expenses	542	2,361
Tax effect of non-taxable income	(1,565)	(1,839)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(394)	(1,663)
Tax effect of tax losses not recognised	734	92
Write-down of deferred tax assets	533	—
Under/(over) provision in prior years	367	(299)
Actual income tax expense	26,120	25,681

Note:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS

Directors’ and supervisors’ emoluments are as follows:

		Salaries,		Retirement
	Directors’/	allowances and	Discretionary	scheme	2011
Name	supervisors’ fee	benefits in kind	bonuses	contributions	total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Directors
Fu Chengyu	—	—	—	—	—
Wang Tianpu	—	353	585	44	982
Zhang Jianhua	—	341	585	44	970
Wang Zhigang	—	341	585	44	970
Dai Houliang	—	341	585	44	970
Cai Xiyou	—	341	585	44	970
Zhang Yaocang	—	—	—	—	—
Cao Yaofeng	—	—	—	—	—
Li Chunguang	—	—	—	—	—
Liu Yun	—	—	—	—	—
Independent non-executive directors
Li Deshui	240	—	—	—	240
Xie Zhongyu	240	—	—	—	240
Chen Xiaojin	240	—	—	—	240
Ma Weihua	240	—	—	—	240
Wu Xiaogen	240	—	—	—	240
Supervisors
Wang Zuoran	—	—	—	—	—
Geng Limin	—	—	—	—	—
Zou Huiping	—	209	254	42	505
Yu Renming	—	209	235	42	486
Zhou Shiliang	—	209	254	42	505
Chen Mingzheng	—	190	264	32	486
Jiang Zhenying	—	195	217	42	454
Independent supervisors
Zhang Youcai	240	—	—	—	240
Li Yonggui	240	—	—	—	240
Total	1,680	2,729	4,149	420	8,978

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS (Continued)

Directors’ and supervisors’ emoluments are as follows: (Continued)

		Salaries,		Retirement
	Directors’/	allowances and	Discretionary	scheme	2010
Name	supervisors’ fee	benefits in kind	bonuses	contributions	total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Directors
Su Shulin	—	—	—	—	—
Wang Tianpu	—	337	602	28	967
Zhang Jianhua	—	337	602	28	967
Wang Zhigang	—	337	602	28	967
Dai Houliang	—	337	602	28	967
Cai Xiyou	—	337	602	28	967
Zhang Yaocang	—	—	—	—	—
Cao Yaofeng	—	—	—	—	—
Li Chunguang	—	—	—	—	—
Liu Yun	—	—	—	—	—
Independent non-executive directors
Liu Zhongli (resigned on 28 Apr 2010)	100	—	—	—	100
Ye Qing (resigned on 28 Apr 2010)	100	—	—	—	100
Li Deshui	240	—	—	—	240
Xie Zhongyu	240	—	—	—	240
Chen Xiaojin	240	—	—	—	240
Ma Weihua (appointed on 19 May 2010)	140	—	—	—	140
Wu Xiaogen (appointed on 19 May 2010)	140	—	—	—	140
Supervisors
Wang Zuoran	—	—	—	—	—
Geng Limin	—	—	—	—	—
Zou Huiping	—	202	241	29	472
Su Wensheng (resigned on 28 Apr 2010)	—	61	52	9	122
Yu Renming (appointed on 16 Dec 2010)	—	16	13	3	32
Cui Guoqi (appointed on 28 Apr 2010and resigned on 16 Dec 2010)	—	152	212	19	383
Chang Zhenyong (appointed on 28 Apr 2010 and resigned on 16 Dec 2010)	—	134	245	19	398
Liu Xiaohong (resigned on 28 Apr 2010)	—	61	52	9	122
Zhou Shiliang	—	202	226	29	457
Chen Mingzheng	—	181	241	58	480
Jiang Zhenying (appointed on 16 Dec 2010)	—	14	12	3	29
Independent supervisors
Zhang Youcai	240	—	—	—	240
Li Yonggui	240	—	—	—	240
Total	1,680	2,708	4,304	318	9,010

12	SENIOR MANAGEMENT’S EMOLUMENTS

For the years ended 31 December 2011 and 2010, all the five highest paid individuals were directors whose emoluments were disclosed in Note 11.

13	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 49,067 million (2010: RMB 45,892 million) which has been dealt with in the financial statements of the Company.

14	DIVIDENDS

Dividends payable to equity shareholders of the Company attributable to the year represent:

	2011	2010
	RMB millions	RMB millions

Dividends declared and paid during the year of RMB 0.10 per share (2010: RMB 0.08 per share)	8,670	6,936
Dividends declared after the balance sheet date of RMB 0.20 per share (2010: RMB 0.13 per share)	17,340	11,271
	26,010	18,207

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2011, the directors declared an interim dividend for the year ended 31 December 2011 of RMB 0.10 (2010: RMB 0.08) per share totalling RMB 8,670 million (2010: RMB 6,936 million) and the dividends were paid on 28 September 2011.

Pursuant to a resolution passed at the director’s meeting on 23 March 2012, a final dividend in respect of the year ended 31 December 2011 of RMB 0.20 (2010: RMB 0.13) per share totalling RMB 17,340 million (2010: RMB 11,271 million) was proposed for shareholders’ approval at the Annual General Meeting. Final dividend of RMB 17,340 million (2010: RMB 11,271 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year represent:

	2011	2010
	RMB millions	RMB millions

Final dividends in respect of the previous financial year, approved and paid during the year of RMB 0.13
per share (2010: RMB 0.11 per share)	11,271	9,537

Pursuant to the shareholders’ approval at the Annual General Meeting on 13 May 2011, a final dividend of RMB 0.13 per share totalling RMB 11,271 million in respect of the year ended 31 December 2010 was declared and paid on 30 June 2011.

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2010, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2009 was declared and paid on 30 June 2010.

15	OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to each component of other comprehensive income

	2011			2010
	Before-tax		Net-of-tax	Before-tax		Net-of-tax
	amount	Tax effect	amount	amount	Tax effect	amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cash flow hedges	166	(24)	142	(263)	42	(221)
Available-for-sale securities	(16)	1	(15)	(9)	—	(9)
Share of other comprehensiveincome of associates	(179)	—	(179)	(533)	—	(533)
Foreign currency translation differences	(676)	—	(676)	(1,360)	—	(1,360)
Other comprehensive income	(705)	(23)	(728)	(2,165)	42	(2,123)

(b)	Reclassification adjustments relating to components of other comprehensive income

	2011	2010
	RMB millions	RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(2,926)	(682)
Amounts transferred to initial carrying amount of hedged items	(14)	53
Reclassification adjustments for amounts transferred to the cost of inventories for the year	3,106	366
Net deferred tax (expense)/benefit recognised in other comprehensive income	(24)	42
Net movement during the year recognised in other comprehensive income	142	(221)
Available-for-sale securities:
Changes in fair value recognised during the year	(16)	(6)
Gain on disposal transferred to the consolidated income statement	—	(3)
Net deferred tax benefit recognised in other comprehensive income	1	—
Net movement during the year recognised in other comprehensive income	(15)	(9)
Share of other comprehensive income of associates:
Net movement during the year recognised in other comprehensive income	(179)	(533)
Foreign currency translation differences:
Net movement during the year recognised in other comprehensive income	(676)	(1,360)

16	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2011 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 73,225 million (2010: RMB 71,782 million) and the weighted average number of shares of 86,702,538,041 (2010: 86,702,513,472) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2011 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 72,938 million (2010: RMB 72,003 million) and the weighted average number of the shares of 89,795,334,781 (2010: 87,789,874,067) calculated as follows:

(i)	Profit attributable to ordinary equity shareholders of the Company (diluted)

	2011	2010
	RMB millions	RMB millions

Profit attributable to ordinary equity shareholders of the Company	73,225	71,782
After tax effect of interest expense (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	657	126
After tax effect of unrealised (gain)/loss on embedded derivative component of the 2007 Convertible Bonds and the 2011 Convertible Bonds	(944)	95
Profit attributable to ordinary equity shareholders of the Company (diluted)	72,938	72,003

(ii)	Weighted average number of shares (diluted)

	2011	2010
	Number of	Number of
	Shares	Shares

Weighted average number of shares at 31 December	86,702,538,041	86,702,513,472
Effect of conversion of the 2007 Convertible Bonds	1,084,859,551	1,087,360,595
Effect of conversion of the 2011 Convertible Bonds	2,007,937,189	—
Weighted average number of shares (diluted) at 31 December	89,795,334,781	87,789,874,067

17	PROPERTY, PLANT AND EQUIPMENT

The Group - by segment

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2010	428,695	203,215	116,080	194,956	11,308	954,254
Additions	4,021	123	1,100	88	255	5,587
Transferred from construction in progress	67,922	11,922	12,370	22,964	2,872	118,050
Reclassification	343	144	271	(169)	(589)	—
Contributed to a jointly controlled entity	—	—	—	(290)	—	(290)
Reclassification to lease prepaymentsand other assets	—	(39)	(451)	—	(146)	(636)
Exchange adjustment	(809)	—	(103)	—	(4)	(916)
Disposals	(370)	(2,980)	(2,144)	(2,603)	(141)	(8,238)
Balance at 31 December 2010	499,802	212,385	127,123	214,946	13,555	1,067,811
Balance at 1 January 2011	499,802	212,385	127,123	214,946	13,555	1,067,811
Additions	2,464	79	1,664	277	174	4,658
Transferred from construction in progress	50,774	19,337	12,984	4,692	1,845	89,632
Reclassification	2	2,524	100	(2,389)	(237)	—
Reclassification to lease prepaymentsand other assets	—	(57)	(2,397)	(9)	(5)	(2,468)
Exchange adjustment	(1,372)	—	(142)	—	(18)	(1,532)
Disposals	(1,174)	(2,666)	(2,545)	(2,700)	(357)	(9,442)
Balance at 31 December 2011	550,496	231,602	136,787	214,817	14,957	1,148,659

Accumulated depreciation:
Balance at 1 January 2010	206,133	94,419	34,480	130,540	3,867	469,439
Depreciation charge for the year	31,393	11,227	5,946	8,483	925	57,974
Impairment losses for the year (Note 8)	1,889	1,649	1,055	2,953	21	7,567
Reclassification	12	(3)	25	(145)	111	—
Reclassification to lease prepaymentsand other assets	—	(3)	(68)	—	(12)	(83)
Exchange adjustment	(218)	—	(41)	—	(1)	(260)
Written back on disposals	(177)	(2,778)	(1,953)	(2,499)	(119)	(7,526)
Balance at 31 December 2010	239,032	104,511	39,444	139,332	4,792	527,111

Balance at 1 January 2011	239,032	104,511	39,444	139,332	4,792	527,111
Depreciation charge for the year	35,288	11,356	6,496	8,087	1,028	62,255
Impairment losses for the year (Note 8)	2,153	78	241	308	1	2,781
Reclassification	(3)	2,529	4	(2,515)	(15)	—
Reclassification to lease prepaymentsand other assets	—	(2)	(328)	—	—	(330)
Exchange adjustment	(523)	—	(61)	—	(2)	(586)
Written back on disposals	(1,114)	(2,442)	(2,034)	(2,589)	(329)	(8,508)
Balance at 31 December 2011	274,833	116,030	43,762	142,623	5,475	582,723

Net book value:
Balance at 1 January 2010	222,562	108,796	81,600	64,416	7,441	484,815
Balance at 31 December 2010	260,770	107,874	87,679	75,614	8,763	540,700
Balance at 31 December 2011	275,663	115,572	93,025	72,194	9,482	565,936

17	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company - by segment

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2010	370,609	163,600	89,024	121,273	9,452	753,958
Additions	3,908	96	184	21	59	4,268
Transferred from construction in progress	62,683	10,280	8,291	20,934	2,716	104,904
Transferred from subsidiaries	—	112	21	247	—	380
Transferred to subsidiaries	—	(15)	(654)	(6)	(67)	(742)
Reclassification	343	142	279	(178)	(586)	—
Contributed to a jointly controlled entity	—	—	—	(290)	—	(290)
Reclassification to lease prepaymentsand other assets	—	(39)	(432)	—	(48)	(519)
Disposals	(369)	(2,869)	(1,899)	(2,055)	(105)	(7,297)
Balance at 31 December 2010	437,174	171,307	94,814	139,946	11,421	854,662
Balance at 1 January 2011	437,174	171,307	94,814	139,946	11,421	854,662
Additions	2,340	41	1,627	19	116	4,143
Transferred from construction in progress	46,302	18,221	11,598	2,054	1,721	79,896
Transferred from subsidiaries	—	—	7,278	—	—	7,278
Transferred to subsidiaries	—	—	(72)	—	(33)	(105)
Reclassification	—	2,435	97	(2,314)	(218)	—
Reclassification to lease prepaymentsand other assets	—	(42)	(2,382)	(6)	(2)	(2,432)
Disposals	(1,174)	(2,490)	(2,175)	(2,120)	(325)	(8,284)
Balance at 31 December 2011	484,642	189,472	110,785	137,579	12,680	935,158
Accumulated depreciation:
Balance at 1 January 2010	178,447	81,720	29,424	80,392	2,996	372,979
Depreciation charge for the year	25,165	8,580	4,360	5,810	785	44,700
Transferred from subsidiaries	—	2	1	131	—	134
Transferred to subsidiaries	—	—	(214)	—	(25)	(239)
Impairment losses for the year	1,856	1,638	946	2,484	21	6,945
Reclassification	12	(16)	41	(186)	149	—
Reclassification to lease prepaymentsand other assets	—	(3)	(68)	—	—	(71)
Written back on disposals	(176)	(2,672)	(1,752)	(1,954)	(102)	(6,656)
Balance at 31 December 2010	205,304	89,249	32,738	86,677	3,824	417,792
Balance at 1 January 2011	205,304	89,249	32,738	86,677	3,824	417,792
Depreciation charge for the year	30,155	8,613	5,218	5,502	873	50,361
Transferred from subsidiaries	—	—	1,324	—	—	1,324
Transferred to subsidiaries	—	—	(15)	—	(13)	(28)
Impairment losses for the year	2,153	72	241	282	1	2,749
Reclassification	(3)	2,516	4	(2,512)	(5)	—
Reclassification to lease prepaymentsand other assets	—	(1)	(326)	—	—	(327)
Written back on disposals	(1,114)	(2,275)	(1,785)	(2,046)	(318)	(7,538)
Balance at 31 December 2011	236,495	98,174	37,399	87,903	4,362	464,333
Net book value:
Balance at 1 January 2010	192,162	81,880	59,600	40,881	6,456	380,979
Balance at 31 December 2010	231,870	82,058	62,076	53,269	7,597	436,870
Balance at 31 December 2011	248,147	91,298	73,386	49,676	8,318	470,825

17	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Group - by asset class

			Oil depots,	Plant,
			storage tanks	machinery,
		Oil and gas	and service	equipment
	Buildings	properties	stations	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2010	61,142	360,518	136,706	395,888	954,254
Additions	259	3,421	1,023	884	5,587
Transferred from construction in progress	5,150	58,465	17,889	36,546	118,050
Reclassification	996	5	325	(1,326)	—
Contributed to a jointly controlled entity	(290)	—	—	—	(290)
Reclassification to lease prepaymentsand other assets	(204)	—	(389)	(43)	(636)
Exchange adjustment	(33)	(809)	(22)	(52)	(916)
Disposals	(767)	—	(1,675)	(5,796)	(8,238)
Balance at 31 December 2010	66,253	421,600	153,857	426,101	1,067,811
Balance at 1 January 2011	66,253	421,600	153,857	426,101	1,067,811
Additions	196	2,421	1,485	556	4,658
Transferred from construction in progress	5,282	46,701	12,381	25,268	89,632
Reclassification	(1,987)	16	2,073	(102)	—
Reclassification to lease prepaymentsand other assets	(598)	—	(1,734)	(136)	(2,468)
Exchange adjustment	(62)	(1,372)	(38)	(60)	(1,532)
Disposals	(608)	(188)	(1,993)	(6,653)	(9,442)
Balance at 31 December 2011	68,476	469,178	166,031	444,974	1,148,659
Accumulated depreciation:
Balance at 1 January 2010	30,192	174,797	34,206	230,244	469,439
Depreciation charge for the year	2,442	28,196	6,857	20,479	57,974
Impairment losses for the year	660	1,789	1,070	4,048	7,567
Reclassification	263	(9)	(14)	(240)	—
Reclassification to lease prepaymentsand other assets	—	—	(77)	(6)	(83)
Exchange adjustment	(14)	(218)	(8)	(20)	(260)
Written back on disposals	(499)	—	(1,533)	(5,494)	(7,526)
Balance at 31 December 2010	33,044	204,555	40,501	249,011	527,111
Balance at 1 January 2011	33,044	204,555	40,501	249,011	527,111
Depreciation charge for the year	2,531	31,560	7,623	20,541	62,255
Impairment losses for the year	37	2,153	209	382	2,781
Reclassification	47	14	114	(175)	—
Reclassification to lease prepaymentsand other assets	(21)	—	(301)	(8)	(330)
Exchange adjustment	(25)	(523)	(15)	(23)	(586)
Written back on disposals	(525)	(167)	(1,621)	(6,195)	(8,508)
Balance at 31 December 2011	35,088	237,592	46,510	263,533	582,723
Net book value:
Balance at 1 January 2010	30,950	185,721	102,500	165,644	484,815
Balance at 31 December 2010	33,209	217,045	113,356	177,090	540,700
Balance at 31 December 2011	33,388	231,586	119,521	181,441	565,936

17	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company - by asset class

			Oil depots,	Plant,
			storage tanks	machinery,
		Oil and gas	and service	equipment
	Buildings	properties	stations	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2010	43,332	308,629	114,278	287,719	753,958
Additions	45	3,310	537	376	4,268
Transferred from construction in progress	4,450	53,423	14,423	32,608	104,904
Transferred from subsidiaries	157	—	172	51	380
Transferred to subsidiaries	(175)	—	(495)	(72)	(742)
Reclassification	689	5	403	(1,097)	—
Contributed to a jointly controlled entity	(290)	—	—	—	(290)
Reclassification to lease prepaymentsand other assets	(107)	—	(370)	(42)	(519)
Disposals	(696)	—	(1,541)	(5,060)	(7,297)
Balance at 31 December 2010	47,405	365,367	127,407	314,483	854,662
Balance at 1 January 2011	47,405	365,367	127,407	314,483	854,662
Additions	67	2,298	1,484	294	4,143
Transferred from construction in progress	5,023	42,392	11,673	20,808	79,896
Transferred from subsidiaries	554	—	6,171	553	7,278
Transferred to subsidiaries	(8)	—	(61)	(36)	(105)
Reclassification	(1,794)	16	2,032	(254)	—
Reclassification to lease prepaymentsand other assets	(595)	—	(1,719)	(118)	(2,432)
Disposals	(585)	(188)	(1,906)	(5,605)	(8,284)
Balance at 31 December 2011	50,067	409,885	145,081	330,125	935,158
Accumulated depreciation:
Balance at 1 January 2010	19,188	148,940	30,270	174,581	372,979
Depreciation charge for the year	1,807	22,117	5,444	15,332	44,700
Transferred from subsidiaries	31	—	84	19	134
Transferred to subsidiaries	(106)	—	(116)	(17)	(239)
Impairment losses for the year	634	1,789	957	3,565	6,945
Reclassification	271	(9)	33	(295)	—
Reclassification to lease prepayments
and other assets	—	—	(66)	(5)	(71)
Written back on disposals	(436)	—	(1,453)	(4,767)	(6,656)
Balance at 31 December 2010	21,389	172,837	35,153	188,413	417,792
Balance at 1 January 2011	21,389	172,837	35,153	188,413	417,792
Depreciation charge for the year	1,893	26,582	6,445	15,441	50,361
Transferred from subsidiaries	87	—	1,030	207	1,324
Transferred to subsidiaries	(3)	—	(11)	(14)	(28)
Impairment losses for the year	36	2,153	208	352	2,749
Reclassification	44	14	93	(151)	—
Reclassification to lease prepaymentsand other assets	(20)	—	(300)	(7)	(327)
Written back on disposals	(510)	(167)	(1,566)	(5,295)	(7,538)
Balance at 31 December 2011	22,916	201,419	41,052	198,946	464,333
Net book value:
Balance at 1 January 2010	24,144	159,689	84,008	113,138	380,979
Balance at 31 December 2010	26,016	192,530	92,254	126,070	436,870
Balance at 31 December 2011	27,151	208,466	104,029	131,179	470,825

Note:

The additions to the exploration and production segment and oil and gas properties of the Group and the Company for the year ended 31 December 2011 included RMB 2,425 million (2010: 3,389 million) and RMB 2,302 million (2010: RMB 3,278 million) of estimated dismantlement costs for site restoration (Note 32).

18	CONSTRUCTION IN PROGRESS

The Group

	Exploration		Marketing
	and		and		Corporate
	production	Refining	distribution	Chemicals	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2010	46,886	13,637	17,332	38,589	3,931	120,375
Additions	56,924	19,746	25,017	13,183	1,620	116,490
Transferred to a jointly controlled entity	—	—	—	(17,459)	—	(17,459)
Reclassification	—	—	219	(219)	—	—
Dry hole costs written off	(4,986)	—	—	—	—	(4,986)
Transferred to property, plant and equipment	(67,922)	(11,922)	(12,370)	(22,964)	(2,872)	(118,050)
Reclassification to lease prepaymentsand other assets	(528)	(270)	(2,758)	(2,145)	(426)	(6,127)
Impairment losses for the year (Note 8)	—	(516)	(128)	—	—	(644)
Balance at 31 December 2010	30,374	20,675	27,312	8,985	2,253	89,599
Balance at 1 January 2011	30,374	20,675	27,312	8,985	2,253	89,599
Additions	64,305	20,445	26,292	10,136	1,868	123,046
Dry hole costs written off	(5,979)	—	—	—	—	(5,979)
Transferred to property, plant and equipment	(50,774)	(19,337)	(12,984)	(4,692)	(1,845)	(89,632)
Reclassification to lease prepaymentsand other assets	(187)	(376)	(4,713)	(152)	(234)	(5,662)
Impairment losses for the year (Note 8)	—	—	(28)	—	—	(28)
Exchange adjustment	(31)	—	(2)	—	—	(33)
Balance at 31 December 2011	37,708	21,407	35,877	14,277	2,042	111,311

As at 31 December 2011, the amount of capitalised cost of exploratory wells included in the Group’s construction in progress related to the exploration and production segment was RMB 10,649 million (2010: RMB 10,652 million). The geological and geophysical costs paid during the year ended 31 December 2011 were RMB 7,182 million (2010: RMB 6,433 million).

The Company

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2010	45,832	12,335	13,416	36,710	3,924	112,217
Additions	51,746	17,725	16,281	10,606	1,414	97,772
Transferred to a jointly controlled entity	—	—	—	(17,459)	—	(17,459)
Reclassification	—	—	219	(219)	—	—
Dry hole costs written off	(4,986)	—	—	—	—	(4,986)
Transferred to property, plant and equipment	(62,683)	(10,280)	(8,291)	(20,934)	(2,716)	(104,904)
Reclassification to lease prepaymentsand other assets	(509)	(201)	(2,006)	(2,143)	(426)	(5,285)
Impairment losses for the year	—	(516)	(9)	—	—	(525)
Balance at 31 December 2010	29,400	19,063	19,610	6,561	2,196	76,830
Balance at 1 January 2011	29,400	19,063	19,610	6,561	2,196	76,830
Additions	59,741	18,188	23,319	6,834	1,784	109,866
Transferred from subsidiaries	—	—	6,253	—	—	6,253
Dry hole costs written off	(5,979)	—	—	—	—	(5,979)
Transferred to property, plant and equipment	(46,302)	(18,221)	(11,598)	(2,054)	(1,721)	(79,896)
Reclassification to lease prepaymentand other assets	(185)	(340)	(4,535)	(112)	(233)	(5,405)
Impairment losses for the year	—	—	(28)	—	—	(28)
Balance at 31 December 2011	36,675	18,690	33,021	11,229	2,026	101,641

19	GOODWILL

	The Group
	2011	2010
	RMB millions	RMB millions

Cost:
Balance at 1 January	15,955	15,554
Additions	56	441
Disposals	(100)	(9)
Exchange adjustment	(42)	(31)
Balance at 31 December	15,869	15,955
Accumulated impairment losses:
Balance at 1 January	(7,657)	(1,391)
Impairment losses for the year	—	(6,266)
Balance at 31 December	(7,657)	(7,657)
Net book value:
Balance at 31 December	8,212	8,298

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	2011	2010
	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Hong Kong service stations	853	895
Multiple units without individual significant goodwill	2,159	2,203
	8,212	8,298

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash-generating units are determined based on value in use calculations. These calculations for Sinopec Yanshan, Sinopec Zhenhai and Hong Kong service stations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 12.0% to 12.7%. Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions would cause the carrying amount to exceed its recoverable amount.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

20	INVESTMENTS IN SUBSIDIARIES

	The Company
	2011	2010
	RMB millions	RMB millions

Investments in subsidiaries, at cost	70,364	81,777

Details of the Company’s principal subsidiaries at 31 December 2011 are set out in Note 39.

21	INTEREST IN ASSOCIATES

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Investments in associates, at cost	—	—	13,686	12,160
Share of net assets	25,692	22,815	—	—
	25,692	22,815	13,686	12,160

The Group’s and the Company’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC. These investments, other than the principal associates disclosed below, are individually and in aggregate not material to the Group’s and the Company’s financial condition or results of operations for all periods presented.

The Group’s principal associates, all of which are incorporated in the PRC, are as follows:

			Percentage	Percentage of
	Form of		of equity	equity held by
	Business	Particulars of issued	held by the	the Company’s
Name of company	structure	and paid up capital	Company	subsidiaries	Principal activities
		%	%

Sinopec Finance Company Limited	Incorporated	Registered capital RMB 10,000,000,000	49.00	—	Provision of non-banking financial services
China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products
Zhongtian Synergetic Energy Company Limited	Incorporated	Registered capital RMB 5,403,768,480	38.75	—	Manufacturing of coal – chemical products
Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC
Shanghai Petroleum Company Limited	Incorporated	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas

Summarised financial information in respect of the Group’s principal associates is as follows:

	2011	2010
	RMB millions	RMB millions

Total assets	171,072	143,074
Total liabilities	(137,375)	(112,096)
Net assets	33,697	30,978
The Group’s share of net assets of associates	13,512	12,455
Operating revenue	91,929	66,344
Net profit	3,559	3,122
The Group’s share of profits of associates	1,290	1,154

22	INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Investments in jointly controlled entities, at cost	—	—	10,094	9,330
Share of net assets	19,992	20,199	—	—
	19,992	20,199	10,094	9,330

The Group’s and the Company’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

			Percentage	Percentage of
	Form of		of equity	equity held by
	Business	Particulars of issued	held by the	the Company’s
Name of company	structure	and paid up capital	Company	subsidiaries	Principal activities
		%	%

Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 11,505,080,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital RMB 12,806,000,000	—	50.00	Manufacturing and distribution of petrochemical products
Sinopec SABIC Tianjin Petrochemical Company Limited	Incorporated	Registered capital RMB 6,120,000,000	50.00	—	Manufacturing and distribution of petrochemical products
Zhong An United Coal Chemical Company Limited	Incorporated	Registered capital RMB 4,000,000,000	50.00	—	Manufacturing and distribution of coal chemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	2011	2010
	RMB millions	RMB millions

Results of operation:
Operating revenue	70,026	61,523
Expenses	(68,462)	(58,344)
Net profit	1,564	3,179

Financial condition:
Current assets	16,329	15,677
Non-current assets	38,122	39,274
Current liabilities	(10,931)	(11,239)
Non-current liabilities	(23,528)	(23,513)
Net assets	19,992	20,199

Cash flows:
Net cash generated from operating activities	4,407	5,800
Net cash used in investing activities	(3,983)	(10,505)
Net cash (used in) / generated from financing activities	(645)	6,430
Net (decrease) / increase in cash and cash equivalents	(221)	1,725

23	INVESTMENTS

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Available-for-sale financial assets
– Equity securities, listed and at quoted market price	55	52	13	18
Investments in equity securities, unlisted and at cost	1,952	2,207	1,056	1,011
	2,007	2,259	1,069	1,029
Less: Impairment losses for investments	(178)	(184)	(132)	(134)
	1,829	2,075	937	895

Unlisted investments represent the Group’s and the Company’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the year ended 31 December 2011 amounted to RMB 2 million (2010: RMB 11 million).

24	LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts, operating rights of service stations and prepayments in connection with construction work and equipment purchases.

25	TRADE ACCOUNTS RECEIVABLE, NET AND BILLS RECEIVABLE

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due from third parties	44,344	33,681	2,943	2,293
Amounts due from subsidiaries	—	—	11,168	9,930
Amounts due from Sinopec Group Company and fellow subsidiaries	6,185	1,848	474	1,180
Amounts due from associates and jointly controlled entities	9,204	8,886	3,101	4,344
	59,733	44,415	17,686	17,747
Less: Impairment losses for bad and doubtful debts	(1,012)	(1,322)	(857)	(1,087)
Trade accounts receivable, net	58,721	43,093	16,829	16,660
Bills receivable	27,961	15,950	17,802	11,093
	86,682	59,043	34,631	27,753

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	86,580	58,987	34,572	27,713
Between one and two years	66	36	46	15
Between two and three years	16	11	5	17
Over three years	20	9	8	8
	86,682	59,043	34,631	27,753

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January	1,322	1,921	1,087	1,526
Impairment losses recognised for the year	51	48	47	42
Reversal of impairment losses	(124)	(130)	(110)	(118)
Written off	(237)	(517)	(167)	(363)
Balance at 31 December	1,012	1,322	857	1,087

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

26	INVENTORIES

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Crude oil and other raw materials	113,918	84,428	81,472	56,858
Work in progress	14,989	13,089	10,093	9,393
Finished goods	71,853	55,945	50,299	34,706
Spare parts and consumables	4,039	4,175	2,999	2,908
	204,799	157,637	144,863	103,865
Less: Allowance for diminution in value of inventories	(1,382)	(1,091)	(715)	(695)
	203,417	156,546	144,148	103,170

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 2,092,421 million for the year ended 31 December 2011 (2010: RMB 1,542,923 million), which includes the write-down of inventories of RMB 3,264 million (2010: RMB 1,087 million) that primarily related to the refining and chemicals segments, and the reversal of write-down of inventories of RMB 2,973 million (2010: RMB 1,034 million), that mainly was due to the sales of inventories. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement.

27	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Advances to third parties	869	937	702	695
Amounts due from Sinopec Group Company and fellow subsidiaries	821	930	621	686
Amounts due from associates and jointly controlled entities	984	2,460	972	2,438
Amounts due from subsidiaries	—	—	26,220	26,210
Other receivables	963	858	257	72
Loans and receivables	3,637	5,185	28,772	30,101
Purchase deposits and other assets	5,273	5,457	4,502	3,345
Prepaid value-added tax and customs duty	17,458	13,072	15,182	10,758
Financial assets held for trading	—	2,450	—	—
Available-for-sale financial assets	200	—	—	—
Derivative financial instruments - hedging	837	148	—	—
Derivative financial instruments - non-hedging	54	188	—	1
	27,459	26,500	48,456	44,205

28	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

The Group

	Assets		Liabilities		Net balance
	2011	2010	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,105	3,507	—	—	3,105	3,507
Accruals	1,844	1,588	—	—	1,844	1,588
Cash flow hedges	7	31	—	—	7	31
Non-current
Property, plant and equipment	6,163	7,961	(14,785)	(14,936)	(8,622)	(6,975)
Tax value of losses carried forward	1,550	2,116	—	—	1,550	2,116
Embedded derivative componentof the convertible bonds	—	—	(379)	(64)	(379)	(64)
Others	37	29	(17)	(17)	20	12
Deferred tax assets/(liabilities)	12,706	15,232	(15,181)	(15,017)	(2,475)	215

The Company

	Assets		Liabilities		Net balance
	2011	2010	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	2,706	3,084	—	—	2,706	3,084
Accruals	1,780	1,617	—	—	1,780	1,617
Non-current
Property, plant and equipment	5,088	6,852	(6,954)	(7,871)	(1,866)	(1,019)
Embedded derivative componentof the convertible bonds	—	—	(379)	(64)	(379)	(64)
Others	40	23	(17)	(16)	23	7
Deferred tax assets/(liabilities)	9,614	11,576	(7,350)	(7,951)	2,264	3,625

As at 31 December 2011, certain subsidiaries of the Company did not recognise the tax value of loss carried forward of RMB 8,082 million (2010: RMB 4,215 million), of which RMB 2,936 million (2010: RMB 369 million) was incurred for the year ended 31 December 2011, because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 973 million, RMB 3,057 million, RMB 747 million and RMB 369 million RMB 2,936 million will expire in 2012, 2013, 2014, 2015 and 2016, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2011, write-down of deferred tax assets amounted to RMB 533 million (2010: RMB nil).

28	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

The Group

			Recognised in
	Balance at	Recognised in	other	Balance at
	1 January	consolidated	comprehensive	31 December
	2010	income	income	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,207	300	—	3,507
Accruals	815	773	—	1,588
Cash flow hedges	(11)	—	42	31
Non-current
Property, plant and equipment	(3,987)	(2,988)	—	(6,975)
Tax value of losses carried forward	3,954	(1,838)	—	2,116
Embedded derivative component of the convertible bonds	(96)	32	—	(64)
Others	94	(82)	—	12
Net deferred tax assets	3,976	(3,803)	42	215

			Recognised in
	Balance at	Recognised in	other	Balance at
	1 January	consolidated	comprehensive	31 December
	2011	income	income	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,507	(402)	—	3,105
Accruals	1,588	256	—	1,844
Cash flow hedges	31	—	(24)	7
Non-current
Property, plant and equipment	(6,975)	(2,002)	355	(8,622)
Tax value of losses carried forward	2,116	(566)	—	1,550
Embedded derivative component of the convertible bonds	(64)	(315)	—	(379)
Others	12	7	1	20
Net deferred tax assets/(liabilities)	215	(3,022)	332	(2,475)

28	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

The Company

		Balance at	Recognised in	Balance at
		1 January	income	31 December
		2010	statement	2010
		RMB	RMB	RMB
		millions	millions	millions

Current
Receivables and inventories		2,928	156	3,084
Accruals		811	806	1,617
Non-current
Property, plant and equipment		359	(1,378)	(1,019)
Embedded derivative component of the convertible bonds		(96)	32	(64)
Others		50	(43)	7
Net deferred tax assets		4,052	(427)	3,625

			Recognised
	Balance at	Recognised in	in other	Balance at
	1 January	income	comprehensive	31 December
	2011	statement	income	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,084	(378)	—	2,706
Accruals	1,617	163	—	1,780
Non-current
Property, plant and equipment	(1,019)	(847)	—	(1,866)
Embedded derivative component of the convertible bonds	(64)	(315)	—	(379)
Others	7	15	1	23
Net deferred tax assets	3,625	(1,362)	1	2,264

29	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Third parties’ debts
Short-term bank loans	25,036	11,380	3,401	2,400
Current portion of long-term bank loans	4,609	4,554	4,579	3,952
Current portion of long-term other loans	79	85	2	7
Current portion of long-term corporate bonds	38,500	—	38,500	—
	43,188	4,639	43,081	3,959
Corporate bonds (Note (a))	—	1,000	—	—
	68,224	17,019	46,482	6,359
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	11,949	17,918	441	4,829
Current portion of long-term loans	200	891	200	150
	12,149	18,809	641	4,979
	80,373	35,828	47,123	11,338

The Group’s and the Company’s weighted average interest rate on short-term loans were 3.5% (2010: 2.7%) and 5.9% (2010: 4.8%) at 31 December 2011, respectively.

29	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts comprise:

		The Group		The Company
	Interest rate and final maturity	2011	2010	2011	2010
		RMB millions	RMB millions	RMB millions	RMB millions

Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest
	free to 6.90% per annum at 31
	December 2011 with maturities
	through 2025	19,620	23,161	19,460	22,886
Japanese Yen denominated	Interest rates 2.60% with maturities
	through 2024	1,179	1,488	1,179	1,488
US Dollar denominated	Interest rates ranging from interest
	free to 1.55% per annum at
	31 December 2011 with
	maturities through 2031	415	972	253	301
Euro denominated	Fixed interest rate at 6.56% per
	annum at 31 December 2010
	and matured in 2011	—	27	—	27
		21,214	25,648	20,892	24,702
Long-term other loans
Renminbi denominated	Interest free at 31 December
	2010 with maturities through 2013	208	250	140	151
US Dollar denominated	Interest rates ranging from interest
	free to 4.89% per annum at 31
	December 2011 with maturities
	through 2015	23	26	14	16
		231	276	154	167
Corporate bonds
Renminbi denominated	Fixed interest rate ranging from
	2.25% to 5.68% per annum at
	31 December 2011 with maturity
	through 2020 (Note (b))	78,500	78,500	78,500	78,500
Convertible bonds
Hong Kong Dollar	Convertible bonds with
denominated	maturity in 2014 (Note (c))	10,415	10,667	10,415	10,667
Renminbi denominated	Bonds with Warrants with
	maturity in 2014 (Note (d))	27,095	26,013	27,095	26,013
	Convertible bonds with
	maturity in 2017 (Note(e))	22,627	—	22,627	—
		60,137	36,680	60,137	36,680
Total third parties’ long-term debts		160,082	141,104	159,683	140,049
Less: Current portion		(43,188)	(4,639)	(43,081)	(3,959)
		116,894	136,465	116,602	136,090
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest
	free to 6.40% per annum at 31
	December 2011 with maturities
	through 2020	37,763	37,760	37,518	37,617
US Dollar denominated	Fixed interest rates at 0.92% per
	annum at 31 December 2010
	and matured in 2011	—	741	—	—
Less: Current portion		(200)	(891)	(200)	(150)
		37,563	37,610	37,318	37,467
		154,457	174,075	153,920	173,557

Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

29	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Notes:

(a)
A subsidiary of the Company issued one-year corporate bonds of face value RMB 1 billion to corporate investors in the PRC debenture market on 22 June 2010 at par value of RMB 100. The effective yield of the one-year corporate bonds is 3.27% per annum. The Company redeemed the corporate bonds in June 2011.

(b)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortised cost.

(c)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD11.7 billion (the “2007 Convertible Bonds”). The holders can convert the 2007 Convertible Bonds into shares of the Company from 4 June 2007 onwards at a price of HKD10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”).

During the year ended 31 December 2011, the Company redeemed part of the 2007 Convertible Bonds upon certain holders’ request, with the principal amount of HKD 39 million.

As at 31 December 2011, the carrying amounts of the liability component and the derivative component, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,345 million (2010: RMB 10,326 million) and RMB 70 million (2010: RMB 340 million), respectively. No conversion of the 2007 Convertible Bonds has occurred up to 31 December 2011.

As at 31 December 2011 and 2010, the fair value of the derivative component of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2011	2010

Stock price of H shares	HKD 8.17	HKD 7.44
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	200 basis points	125 basis points
Average risk free rate	0.72%	1.46%
Average expected life	2.3 years	1.8 years

Any change in the major inputs into the Black-Sholes Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2010 to 31 December 2011 resulted in an unrealised gain of RMB 259 million (2010: an unrealised loss RMB 127 million), which has been recorded in the “finance costs” section of the consolidated income statement for year ended 31 December 2011.

The initial carrying amount of the liability component of the 2007 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative component not been separated out and the entire 2007 Convertible Bonds been considered as the liability component, the effective interest rate would have been 3.03%.

(d)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants to subscribe 50.5 A shares of the Company. During the year ended 31 December 2010, 188,292 units of warrants were exercised to subscribe 88,774 A shares of the Company at an exercise price of RMB 19.15 per share and the remaining warrants expired.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option (“market interest rate”). Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. Upon the expiry of the warrants, the amount initially recognised as the equity component in capital reserve of RMB 6,879 million was transferred to share premium.

(e)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any  fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price,  the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s  A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

As at 31 December 2011, the carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 20,017 million (As at 1 March 2011: RMB 19,279 million) and RMB 2,610 million (As at 1 March 2011: RMB 3,610 million), respectively.

During the year ended 31 December 2011, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 7.28 per share as a result of the interim and final dividends declared and paid during the year and the resolution approved at the extraordinary general meeting of shareholders. During the year ended 31 December 2011, RMB 328,000 of the 2011 Convertible Bonds were converted into 34,662 A shares of the Company.

29	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Notes: (Continued)

As at 31 December 2011 and 1 March 2011, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The followings are the major inputs used in the Binomial Model:

	At 31 December	At 1 March
	2011	2011

Stock price of A shares	RMB 7.18	RMB 8.63
Conversion price	RMB 7.28	RMB 9.73
Credit spread	180 basis points	180 basis points
RMB onshore swap rate	2.81%	2.81%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 1 March 2011 to 31 December 2011 resulted in an unrealised gain of RMB 1,000 million, which has been recorded in the “finance costs” section of the consolidated income statement for year ended 31 December 2011.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component. Should the aforesaid derivative component not been separated out and the entire 2011 Convertible Bonds been considered as the liability component, the effective interest rate would have been 2.07%.

30	TRADE ACCOUNTS AND BILLS PAYABLE

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due to third parties	167,207	120,224	50,622	37,998
Amounts due to Sinopec Group Company and fellow subsidiaries	6,429	6,613	4,266	3,465
Amounts due to associates and jointly controlled entities	3,366	5,691	1,597	1,341
Amounts due to subsidiaries	—	—	71,653	44,440
	177,002	132,528	128,138	87,244
Bills payable	5,933	3,818	3,052	2,670
Trade accounts and bills payable measured at amortised cost	182,935	136,346	131,190	89,914

The maturities of trade accounts and bills payables are as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Due within 1 month or on demand	150,949	97,358	98,469	52,719
Due after 1 month but within 6 months	31,820	38,864	32,622	37,099
Due after 6 months	166	124	99	96
	182,935	136,346	131,190	89,914

31	ACCRUED EXPENSES AND OTHER PAYABLES

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Accrued expenditures	33,849	44,113	32,373	40,446
Advances from third parties	5,989	3,336	4,473	2,599
Amounts due to Sinopec Group Company and fellow subsidiaries	9,714	9,309	7,546	8,635
Amounts due to subsidiaries	—	—	26,210	27,009
Others	7,167	7,169	3,630	4,975
Financial liabilities carried at amortised costs	56,719	63,927	74,232	83,664
Taxes other than income tax	47,864	31,827	41,222	25,107
Receipts in advance	65,606	56,261	61,554	49,871
Provision for onerous contracts for purchases of crude oil (Note)	5,800	—	5,800	—
Derivative financial instruments – hedging	684	907	—	—
Derivative financial instruments – non-hedging	205	556	188	259
	176,878	153,478	182,996	158,901
Note:

As at 31 December 2011, the Group has entered into certain non-cancellable purchase contracts of crude oil for delivery in 2012. Due to the high purchase costs of crude oil, the Group determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 5,800 million (2010: nil) was recognised in accordance with the policy set out in Note 2(r) as at 31 December 2011.

32	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has committed to the PRC government to establish certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group and the Company’s obligations for the dismantlement of its oil and gas properties is as follow:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January	15,510	11,789	14,462	10,882
Provision for the year	2,425	3,389	2,302	3,278
Accretion expenses	741	574	690	533
Utilised	(343)	(242)	(340)	(231)
Exchange adjustment	(16)	—	—	—
Balance at 31 December	18,317	15,510	17,114	14,462

33	SHARE CAPITAL

	The Group and the Company
	2011	2010
	RMB millions	RMB millions

Registered, issued and fully paid
69,922,074,436 listed A shares (2010: 69,922,039,774) of RMB 1.00 each	69,922	69,922
16,780,488,000 listed H shares (2010: 16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. In October 2006, the 67,121,951,000 state-owned A shares became listed A shares.

On 3 March 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each at RMB 19.15, as a result of exercise of 188,292 warrants that were issued with the Bonds with Warrants (Note 29(d)) and received a net proceeds of RMB 1,700,022.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds (Note 29(e)).

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Company to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2011, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 24.6% (2010: 29.3%) and 55.7% (2010: 54.7% ), respectively.

The schedules of the contractual maturities of loans and commitments are disclosed in Notes 29 and 35, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

34	RESERVES

The reconciliation between the opening and closing balances of each component of the Group’s consolidated reserves is set out in the consolidated statement of change in equity.

Details of the change in the Company’s individual component of reserves between the beginning and the end of the year are as follows:

	The Company
	2011	2010
	RMB millions	RMB millions

Capital reserve
Balance at 1 January	9,151	16,059
Expiry of warrants (Note 29(d))	—	(6,879)
Distribution to Sinopec Group Company	(27)	(29)
Balance at 31 December	9,124	9,151
Share premium
Balance at 1 January	24,953	18,072
Warrants exercised (Note 33)	—	2
Expiry of warrants (Note 29(d))	—	6,879
Balance at 31 December	24,953	24,953
Statutory surplus reserve
Balance at 1 January	54,711	48,031
Appropriation	6,552	6,680
Balance at 31 December	61,263	54,711
Discretionary surplus reserve
Balance at 1 January	87,000	67,000
Appropriation	30,000	20,000
Balance at 31 December	117,000	87,000
Other reserves
Balance at 1 January, as previously reported	1,196	186
Adjustment for the change in accounting policy (Note 1)	608	602
Balance at 1 January, as adjusted	1,804	788
Change in fair value of available-for-sale financial assets, net of deferred tax	(4)	(9)
Others	1,546	1,025
Balance at 31 December	3,346	1,804
Retained earnings
Balance at 1 January, as previously reported	112,921	91,772
Adjustment for the change in accounting policy (Note 1)	(153)	(133)
Balance at 1 January, as adjusted	112,768	91,639
Profit for the year	66,734	65,307
Final dividend for 2010 (Note 14)	(11,271)	(9,537)
Interim dividend for 2011 (Note 14)	(8,670)	(6,936)
Appropriation	(36,552)	(26,680)
Others	(1,546)	(1,025)
Balance at 31 December	121,463	112,768
	337,149	290,387

35	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2011 and 2010, the future minimum lease payments under operating leases are as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	10,414	10,555	9,830	10,083
Between one and two years	9,764	9,877	9,503	9,641
Between two and three years	9,668	9,721	9,443	9,459
Between three and four years	9,585	9,634	9,319	9,390
Between four and five years	9,465	9,522	9,297	9,297
Thereafter	215,810	224,292	210,277	218,335
	264,706	273,601	257,669	266,205

Capital commitments
At 31 December 2011 and 2010, capital commitments are as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	192,792	138,980	170,698	125,367
Authorised but not contracted for	32,178	37,450	24,358	35,534
	224,970	176,430	195,056	160,901

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities in the PRC are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 438 million for the year ended 31 December 2011 (2010: RMB 450 million).

Estimated future annual payments are as follows:

	The Group and the Company
	2011	2010
	RMB millions	RMB millions

Within one year	335	119
Between one and two years	105	181
Between two and three years	25	22
Between three and four years	26	23
Between four and five years	28	23
Thereafter	730	645
	1,249	1,013

35	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Contingent liabilities
At 31 December 2011 and 2010, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	The Group		The Company
	2011	2010	2011	2010
	RMB millions	RMB millions	RMB millions	RMB millions

Jointly controlled entities	703	7,548	283	4,894
Associates	79	152	4	43
	782	7,700	287	4,937

As at 31 December 2010, the Company and a subsidiary of the Company provided guarantee on bank loans drawn down by a jointly controlled entity. The guarantee expired during the year ended 31 December 2011.

As at 31 December 2011, a subsidiary of the Company provided guarantees on long-term loans of USD 94 million drawn down by certain jointly controlled entities of Sinopec Group Company. This subsidiary has also provided guarantees on long-term loans of USD 969 million drawn down by certain joint venturers (other than Sinopec Group Company) of these jointly controlled entities.

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. As at 31 December 2011and 2010, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 4,228 million for the year ended 31 December 2011 (2010: RMB 3,880 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

36	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

	Note	2011	2010
		RMB millions	RMB millions

Sales of goods	(i)	301,456	230,883
Purchases	(ii)	134,828	109,195
Transportation and storage	(iii)	1,385	1,407
Exploration and development services	(iv)	44,392	33,301
Production related services	(v)	12,401	10,287
Ancillary and social services	(vi)	3,856	3,693
Operating lease charges	(vii)	7,479	7,450
Agency commission income	(viii)	25	65
Interest received	(ix)	151	93
Interest paid	(x)	615	967
Net deposits (withdrawn from) / placed with related parties	(ix)	(1,483)	3,267
Net loans repaid to related parties	(xi)	6,707	1,254

The amounts set out in the table above in respect of the years ended 31 December 2011 and 2010 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

At 31 December 2011 and 2010, there were no guarantees given to banks by the Group in respect of banking facilities to related parties, except for the guarantees disclosed in Note 35.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2011 was RMB 7,120 million (2010: RMB 8,603 million).

(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

36	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

		●	the government-prescribed price;

		●	where there is no government-prescribed price, the government-guidance price;

		●	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

		●	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 million per annum (2010: RMB 6,727 million). The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting on 26 March 2010, the Group acquired 55% equity interests of SSI from SOOGL, a subsidiary of Sinopec Group Company, and assumed the shareholder’s loans of USD 292 millions provided by SOOGL to SSI, at a total cash consideration of USD 2,259 million (Note 1).

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in the following accounts captions are summarised as follows:

	2011	2010
	RMB millions	RMB millions

Trade accounts receivable	15,389	10,734
Prepaid expenses and other current assets	1,805	3,390
Total amounts due from Sinopec Group Company andfellow subsidiaries, associates and jointly controlled entities	17,194	14,124
Trade accounts payable	9,795	12,304
Accrued expenses and other payables	9,714	9,309
Short-term loans and current portion of long-term loansfrom Sinopec Group Company and fellow subsidiaries	12,149	18,809
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	37,563	37,610
Total amounts due to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	69,221	78,032

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 29.

During the year ended 31 December 2011, according to relevant agreements with SOOGL, the Group provided loans of USD 228 million to certain jointly controlled entities of Sinopec Group Company.

As at and for the years ended 31 December 2011 and 2010, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

36	RELATED PARTY TRANSACTIONS (Continued)

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2011	2010
	RMB’000	RMB’000

Short-term employee benefits	8,558	8,692
Retirement scheme contributions	420	318
	8,978	9,010

Total emoluments are included in “personnel expenses” as disclosed in Note 6.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 37. As at 31 December 2011 and 2010, the accrual for the contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities include but not limited to the following:

	●	sales and purchase of goods and ancillary materials;

	●	rendering and receiving services;

	●	lease of assets;

	●	depositing and borrowing money; and

	●	use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

37	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. A member of the above plans is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2011 were RMB 5,266 million (2010: RMB 4,847 million).

38	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments, deferred tax assets. Segment liabilities exclude short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other non-current liabilities.

Information on the Group’s reportable segments is as follows:

	2011	2010
	RMB millions	RMB millions

Turnover
Exploration and production
External sales	47,519	35,024
Inter-segment sales	173,115	133,691
	220,634	168,715
Refining
External sales	189,504	159,858
Inter-segment sales	1,015,855	805,704
	1,205,359	965,562
Marketing and distribution
External sales	1,335,569	1,032,900
Inter-segment sales	5,767	3,258
	1,341,336	1,036,158
Chemicals
External sales	368,658	285,596
Inter-segment sales	45,203	35,581
	413,861	321,177
Corporate and others
External sales	522,517	363,380
Inter-segment sales	610,585	432,415
	1,133,102	795,795
Elimination of inter-segment sales	(1,850,525)	(1,410,649)
Turnover	2,463,767	1,876,758
Other operating revenues
Exploration and production	21,204	18,430
Refining	6,713	6,015
Marketing and distribution	6,290	4,540
Chemicals	6,629	6,445
Corporate and others	1,080	994
Other operating revenues	41,916	36,424
Turnover and other operating revenues	2,505,683	1,913,182

38	SEGMENT REPORTING (Continued)

	2011	2010
	RMB millions	RMB millions

Result
Operating profit/(loss)
By segment
- Exploration and production	71,631	47,149
- Refining	(35,780)	15,851
- Marketing and distribution	44,696	30,760
- Chemicals	26,732	15,011
- Corporate and others	(2,640)	(2,342)
- Elimination	891	(1,455)
Total segment operating profit	105,530	104,974
Share of profits less losses from associates and jointly controlled entities
- Exploration and production	248	158
- Refining	(421)	557
- Marketing and distribution	1,103	864
- Chemicals	2,560	3,211
- Corporate and others	662	600
Aggregate share of profits less losses from associates and jointly controlled entities	4,152	5,390
Investment income
- Exploration and production	—	21
- Refining	4	26
- Marketing and distribution	143	169
- Chemicals	17	20
- Corporate and others	4	37
Aggregate investment income	168	273
Net finance costs	(5,285)	(6,974)
Profit before taxation	104,565	103,663

	2011	2010
	RMB millions	RMB millions

Assets
Segment assets
- Exploration and production	329,968	305,413
- Refining	274,507	231,106
- Marketing and distribution	231,664	190,368
- Chemicals	143,215	126,357
- Corporate and others	77,489	60,897
Total segment assets	1,056,843	914,141
Interest in associates and jointly controlled entities	45,684	43,014
Investments	1,829	2,075
Deferred tax assets	12,706	15,232
Cash and cash equivalents and time deposits with financial institutions	25,197	18,140
Other unallocated assets	2,269	3,220
Total assets	1,144,528	995,822
Liabilities
Segment liabilities
- Exploration and production	86,538	65,067
- Refining	63,753	51,554
- Marketing and distribution	83,625	76,981
- Chemicals	30,459	33,836
- Corporate and others	111,680	75,832
Total segment liabilities	376,055	303,270
Short-term debts	68,224	17,019
Income tax payable	4,054	10,754
Long-term debts	116,894	136,465
Loans from Sinopec Group Company and fellow subsidiaries	49,712	56,419
Deferred tax liabilities	15,181	15,017
Other unallocated liabilities	7,064	5,842
Total liabilities	637,184	544,786

38	SEGMENT REPORTING (Continued)

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2011	2010
	RMB millions	RMB millions

Capital expenditure
Exploration and production	58,749	52,680
Refining	25,767	20,015
Marketing and distribution	28,517	26,168
Chemicals	15,015	12,894
Corporate and others	2,136	1,894
	130,184	113,651
Depreciation, depletion and amortisation
Exploration and production	35,455	31,515
Refining	11,519	11,355
Marketing and distribution	7,202	6,489
Chemicals	8,457	8,864
Corporate and others	1,183	1,030
	63,816	59,253
Impairment losses on long-lived assets
Exploration and production	2,153	3,250
Refining	78	4,902
Marketing and distribution	269	1,183
Chemicals	308	5,121
Corporate and others	1	21
	2,809	14,477

39	PRINCIPAL SUBSIDIARIES

At 31 December 2011, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

	Particulars
	of issued	Percentage
Name of company	capital	of equity	Principal activities
	(millions)%

China Petrochemical International Company Limited	RMB 1,400	100.00	Trading of petrochemical products
Sinopec Sales Company Limited	RMB 1,700	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (Note)	RMB 4,769	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 104	72.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (Note)	RMB 4,000	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	93.51	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,000	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	55.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	Marketing and distribution of petrochemical products
Sinopec International Petroleum Exploration and Production Limited	RMB 8,000	100.00	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC. All of the above principal subsidiaries are limited companies.

Note:

The Company consolidated the financial statements of the entity because it controlled the board of this entity and had the power to govern its financial and operating policies.

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates and jointly controlled entities, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and advances from third parties.

The Group has exposure to the following risks from its use of financial instruments:

●	credit risk;

●	liquidity risk;

●	market risk; and

●	equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 25.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

As at 31 December 2011, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 170,500 million (2010: RMB 167,500 million) on an unsecured basis, at a weighted average interest rate of 3.63% (2010: 2.61%) per annum. As at 31 December 2011, the Group’s outstanding borrowings under these facilities were RMB 13,767 million (2010: RMB 6,622 million) and were included in short-term debts.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

The Group

	2011
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Short-term debts	68,224	69,713	69,713	—	—	—
Long-term debts	116,894	131,551	7,291	17,943	57,842	48,475
Loans from Sinopec Group Company and fellow subsidiaries	49,712	50,346	12,584	228	1,974	35,560
Trade accounts payable	177,002	177,002	177,002	—	—	—
Bills payable	5,933	5,933	5,933	—	—	—
Accrued expenses and other payables	53,655	53,655	53,655	—	—	—
	471,420	488,200	326,178	18,171	59,816	84,035

	2010
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Short-term debts	17,019	17,202	17,202	—	—	—
Long-term debts	136,465	157,394	4,240	46,617	76,737	29,800
Loans from Sinopec Group Company and fellow subsidiaries	56,419	57,098	19,187	312	2,039	35,560
Trade accounts payable	132,528	132,528	132,528	—	—	—
Bills payable	3,818	3,818	3,818	—	—	—
Accrued expenses and other payables	65,390	65,390	65,390	—	—	—
	411,639	433,430	242,365	46,929	78,776	65,360

The Company

	2011
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Short-term debts	46,482	47,442	47,442	—	—	—
Long-term debts	116,602	131,126	7,174	17,782	57,710	48,460
Loans from Sinopec Group Companyand fellow subsidiaries	37,959	38,453	955	220	1,718	35,560
Trade accounts payable	128,138	128,138	128,138	—	—	—
Bills payable	3,052	3,052	3,052	—	—	—
Accrued expenses and other payables	70,066	70,066	70,066	—	—	—
	402,299	418,277	256,827	18,002	59,428	84,020

	2010
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Short-term debts	6,359	6,475	6,475	—	—	—
Long-term debts	136,090	156,985	4,229	46,575	76,427	29,754
Loans from Sinopec Group Companyand fellow subsidiaries	42,446	42,912	5,137	309	1,906	35,560
Trade accounts payable	87,244	87,244	87,244	—	—	—
Bills payable	2,670	2,670	2,670	—	—	—
Accrued expenses and other payables	83,923	83,923	83,923	—	—	—
	358,732	380,209	189,678	46,884	78,333	65,314

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short–term debts and obligations when they become due.

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group and the Company are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2011	2010	2011	2010
	millions	millions	millions	millions

Gross exposure arising from loans and borrowings
US Dollars	USD 1,794	USD 501	USD 42	USD 48
Japanese Yen	JPY 14,532	JPY 18,313	JPY 14,532	JPY 18,313
Hong Kong Dollars	HKD 12,847	HKD 12,114	HKD 12,847	HKD 12,114

A 5 percent strengthening of Renminbi against the following currencies as at 31 December would have increased profit for the year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010.

	The Group
	2011	2010
	RMB	RMB
	millions	millions

US Dollars	424	124
Japanese Yen	44	56
Hong Kong Dollars	391	400

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 29.

As at 31 December 2011, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained earnings by approximately RMB 271 million (2010: RMB 259 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2010.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As at 31 December 2011, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as at 31 December 2011 are set out in Notes 27 and 31.

As at 31 December 2011, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would increase/decrease the Group’s profit for the year and retained earnings by approximately RMB 563 million (2010: decrease/increase RMB 229 million), and increase/decrease the Group’s other reserves by approximately RMB 450 million (2010: decrease/increase RMB 1,066 million). As at 31 December 2011, it is estimated that a general increase /decrease of RMB 1,000 per tonne in relevant chemical products, with all other variable held constant would decrease/increase the Group’s profit for the year and retained earnings by approximately RMB 10 million (2010: RMB 7 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis was performed on the same basis for 2010.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As at 31 December 2011, the Group’s exposure to equity price risk is the derivative embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 29(c) and (e) respectively.

As at 31 December 2011, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained earnings by approximately RMB 2,159 million (2010: RMB 218 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year and retained earnings by approximately RMB 1,628 million (2010: RMB 108 million). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2010.

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

	●	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

●
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

	●	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

	2011

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions

Assets
Available-for-sale financial assets:
– Listed	55	—	—	55	13	—	—	13
– Non-listed	—	200	—	200	—	—	—	—
Derivative financial instruments:
– Derivative financial assets	133	758	—	891	—	—	—	—
	188	958	—	1,146	13	—	—	13
Liabilities
Derivative financial instruments:
– Embedded derivative component of the convertible bonds	—	2,680	—	2,680	—	2,680	—	2,680
– Other derivative financial liabilities	79	810	—	889	—	188	—	188
	79	3,490	—	3,569	—	2,868	—	2,868

	2010

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions

Assets
Financial assets held for trading	700	1,750	—	2,450	—	—	—	—
Available-for-sale financial assets:
– Listed	52	—	—	52	18	—	—	18
Derivative financial instruments:
– Derivative financial assets	113	223	—	336	—	1	—	1
	865	1,973	—	2,838	18	1	—	19
Liabilities
Derivative financial instruments:
– Embedded derivative component of theconvertible bonds	—	340	—	340	—	340	—	340
– Other derivative financial liabilities	164	1,299	—	1,463	—	259	—	259
	164	1,639	—	1,803	—	599	—	599
During the years ended 31 December 2011 and 2010, there were no transfers between instruments in Level 1 and Level 2.

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range between 4.95% to 7.05% (2010: 3.87% to 6.14%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2011 and 2010:

	2011	2010
	RMB	RMB
	millions	millions

Carrying amount	160,082	141,104
Fair value	146,272	139,999

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganization, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

41	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provision for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

41	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

42	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2011

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2011 and which have not been adopted in these financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

43	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 31 December 2011 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS.  The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures.  Such information has not been subject to independent audit or review.  The major differences are:

(i)	Government grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	Safety production fund

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expense is recognised in profit or loss when incurred, and fixed assets are depreciated with applicable methods.

Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

	Note	2011	2010
		RMB millions	RMB millions

Net profit under ASBE		76,864	76,843
Adjustments:
Government grants	(i)	97	100
Safety production fund	(ii)	1,484	1,039
Profit for the year under IFRS*		78,445	77,982

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	Note	2011	2010
		RMB millions	RMB millions

Shareholders’ equity under ASBE		509,525	452,682
Adjustments:
Government grants	(i)	(1,489)	(1,300)
Safety production fund	(ii)	(692)	(346)
Total equity under IFRS*		507,344	451,036

*	The above figures are extracted from the financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by KPMG.

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the Accounting Standards Update 2010-03, “Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures” (“ASU 2010-03”) , issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2011 and 2010, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalised costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities of the Group set out below represent information of the Company and its consolidated subsidiaries. The oil and gas producing activities of the equity method investee of the Group are insignificant and have not been combined with the information included herein.

Table I: Capitalised costs related to oil and gas producing activities

	2011	2010
	RMB millions	RMB millions

Property cost, wells and related equipment and facilities	469,178	421,600
Supporting equipment and facilities	82,289	79,001
Uncompleted wells, equipment and facilities	37,708	30,374
Total capitalised costs	589,175	530,975
Accumulated depreciation, depletion, amortisation and impairment losses	(275,348)	(239,414)
Net capitalised costs	313,827	291,561

Table II: Costs incurred in oil and gas exploration and development

	2011	2010
	RMB millions	RMB millions

Exploration	20,722	15,746
Development	51,368	47,889
Total costs incurred	72,090	63,635

Table III: Results of operations related to oil and gas producing activities

	2011	2010
	RMB millions	RMB millions

Revenues
Sales	46,901	34,133
Transfers	172,791	133,449
	219,692	167,582
Production costs excluding taxes	(42,505)	(38,423)
Exploration expenses	(13,341)	(10,955)
Depreciation, depletion, amortisation and impairment losses	(37,608)	(33,404)
Taxes other than income tax	(43,647)	(22,830)
Profit before taxation	82,591	61,970
Income tax expense	(22,141)	(17,454)
Results of operation from producing activities	60,450	44,516

The results of operations for producing activities for the years ended 31 December 2011 and 2010 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information

The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2011 and 2010 are shown in the following table.

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

	2011	2010

Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,889	2,919
Revisions of previous estimates	126	85
Improved recovery	72	144
Extensions and discoveries	82	69
Production	(321)	(328)
End of year	2,848	2,889
Non-controlling interest in proved developed and undeveloped reserves at the end of year	36	43
Proved developed reserves
Beginning of year	2,554	2,589
End of year	2,545	2,554
Proved undeveloped reserves
Beginning of year	335	330
End of year	303	335
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,447	6,739
Revisions of previous estimates	(74)	23
Improved recovery	4	81
Extensions and discoveries	849	45
Production	(517)	(441)
End of year	6,709	6,447
Proved developed reserves
Beginning of year	4,471	1,727
End of year	4,246	4,471
Proved undeveloped reserves
Beginning of year	1,976	5,012
End of year	2,463	1,976

Table V: Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of ASU 2010-03. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2011 and 2010 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

	2011	2010
	RMB millions	RMB millions

Future cash flows	1,990,353	1,621,070
Future production costs	(909,528)	(749,752)
Future development costs	(50,934)	(46,902)
Future income tax expenses	(191,391)	(140,804)
Undiscounted future net cash flows	838,500	683,612
10% annual discount for estimated timing of cash flows	(342,261)	(279,686)
Standardised measure of discounted future net cash flows	496,239	403,926
Discounted future net cash flow attributable to non-controlling interests	7,949	7,032

Table VI: Changes in the standardised measure of discounted cash flows

	2011	2010
	RMB millions	RMB millions

Sales and transfers of oil and gas produced, net of production costs	(106,469)	(86,735)
Net changes in prices and production costs	104,795	88,765
Net change due to extensions, discoveries and improved recoveries	46,084	45,695
Revisions of previous quantity estimates	28,904	14,899
Previously estimated development costs incurred during the year	15,239	10,638
Accretion of discount	33,551	26,120
Net change in income taxes	(30,070)	(18,326)
Others	279	279
Net change for the year	92,313	81,335

CORPORATE INFORMATION

STATUTORY NAME

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Fu Chengyu

REGISTERED ADDRESS AND PLACE OF BUSINESS
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC
Postcode  :  100728
Tel.  :  86-10-59960028
Fax  :  86-10-59960386
Website  :  http://www.sinopec.com..cn
E-mail addresses  :  ir@sinopec.com, media@sinopec.com

PLACE OF BUSINESS IN HONG KONG
20th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

AUTHORISED REPRESENTATIVES
Mr. Wang Tianpu
Mr. Chen Ge

SECRETARY TO THE BOARD OF DIRECTORS
Mr. Chen Ge

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Huang Wensheng
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC
Postcode  :  100728
Tel.  :  86-10-59960028
Fax  :  86-10-59960386

NEWSPAPERS FOR INFORMATION DISCLOSURE
China Securities Journal
Shanghai Securities News
Securities Times

INTERNET WEBSITE PUBLISHING THIS ANNUAL REPORT DESIGNATED BY THE CHINA SECURITIES REGULATORY COMMISSION
http://www.sse.com.cn

Hong Kong Exchanges and Clearing Limited Website:
http://www.hkex.com.hk

Company Website:
http://www.sinopec.com

LEGAL ADVISORS
People’s Republic of China:
Haiwen & Partners
21st Floor, Beijing Silver Tower
No. 2, Dong San Huan North Road
Chaoyang District
Beijing PRC
Postcode: 100027

Hong Kong:
Herbert Smith
23rd Floor, Gloucester Tower
15 Queen’s Road Central
Central, Hong Kong

U.S.A.
Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road, Central, Hong Kong

PRINCIPAL BANKERS
Bank of China
410 Fuchengmennei Street
Xicheng District
Beijing, PRC

Industrial and Commercial Bank of China
55 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

China Construction Bank
25 Finance Street
Xicheng District
Beijing, PRC

China Development Bank
29 Fuchengmenwai Street
Xicheng District
Beijing, PRC

REGISTRARS
A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company

H Shares:
Hong Kong Registrars Limited
R1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

DEPOSITARY FOR ADRs
The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

COPIES OF THIS ANNUAL REPORT ARE AVAILABLE AT
The PRC:
China Petroleum & Chemical Corporation
Board Secretariat
22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC

The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

The UK:
Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB, U.K.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:
Shanghai Stock Exchange
Stock name  :
Stock code  :  600028

H Shares:
  Hong Kong Stock Exchange
  Stock code  :  0386

ADRs:
  New York Stock Exchange
  Stock code  :  SNP

  London Stock Exchange
  Stock code  :  SNP

NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.
Domestic Auditors  :  KPMG Huazhen Certified Public Accountants
Address  :
8/F, Office Tower E2
Oriental Plaza
1 East Chang An Avenue
Dong Cheng District
Beijing 100738, PRC

Overseas Auditors  :  KPMG Certified Public Accountants
Address  :
8th Floor
Prince’s Building
Central, Hong Kong

The Company’s Historical Registrations and Alteration of Registrations

Date of initial registration	25 February 2000

Address of initial	A6 Huixin East St., Chaoyang District, District, P.R.China
registration

Initial registration	Registration no. of business	:	1000001003298
license of enterprise entity

	Tax registration no.	:	Jing Guo Shui Chao Zi
110105710926094

	Organisation code	:	71092609-4

First alteration	Date of alteration of registration	:	9 July 2008

	Address of alteration	:	A6 Huixin East St., Chaoyang
	of registration		District, District, P.R.China

	Registration no. of business	:	100000000032985
license of enterprise entity

	Tax registration no.	:	Jing Guo Shui Chao Zi
110105710926094

	Organisation code	:	71092609-4

Second alteration	Date of alteration of registration	:	7 October 2008

	Address of alteration	:	22 Chaoyangmen North Street,
	of registration		Chaoyang District, Beijing

	Registration no. of business	:	100000000032985
license of enterprise entity

	Tax registration no.	:	Jing Guo Shui Chao Zi
110105710926094

	Organisation code	:	71092609-4

Third alteration	Date of alteration of registration	:	5 November 2010

	Address of alteration	:	22 Chaoyangmen North Street,
	of registration		Chaoyang District, Beijing

	Registration no. of business	:	100000000032985
license of enterprise entity

	Tax registration no.	:	Jing Guo Shui Chao Zi
110105710926094

	Organisation code	:	71092609-4

Latest alteration	Date of alteration of registration	:	7 June 2011

	Address of alteration	:	22 Chaoyangmen North Street,
	of registration		Chaoyang District, Beijing

	Registration no. of business	:	100000000032985
license of enterprise entity

	Tax registration no.	:	Jing Guo Shui Chao Zi
110105710926094

	Organisation code	:	71092609-4

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 23 March 2012 (Friday) at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the PRC:

a)	The financial statement signed and sealed by the chairman, the chief financial officer and the head of the Corporate Finance Department;

b)	The original auditors’ report sealed by the Accounting Firm, signed and sealed by the Certified Public Accountant;

c)	All the original copies of the documents and announcements that Sinopec Corp. has published in the newspapers stipulated by the China Securities Regulatory Commission during the reporting period; and

d)	The annual reports published in other security markets.

By Order of the Board
Fu Chengyu
Chairman

Beijing, PRC, 23 March 2012

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Management Rules for Information Disclosure by Listed Companies promulgated by the China Securities Regulatory Commission, as the Board directors and senior management of Sinopec Corp., we have carefully reviewed the 2011 annual report of Sinopec Corp. and concluded that this annual report truly and objectively represents the Sinopec Corp.’s business performance in 2011, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

Signatures of the Directors and Senior Management

Fu Chengyu	Wang Tianpu	Zhang Yaocang	Zhang Jianhua

Wang Zhigang	Cai Xiyou	Cao Yaofeng	Li Chunguang

Dai Houliang	Liu Yun	Li Deshui	Xie Zhongyu

Chen Xiaojin	Ma Weihua	Wu Xiaogen	Wang Xinhua

Zhang Kehua	Zhang Haichao	Jiao Fangzheng	Lei Dianwu

Ling Yiqun	Chen Ge

23 March 2012

This annual report is published in both English and Chinese. Should any conflict regarding the meaning arises, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: March 26, 2012